                                                      As Filed Pursuant to
                                                      Rule 424(b)(1)
                                                      Registration No. 333-57955


PROSPECTUS

                               100,000,000 Shares
                                   USEC Inc.
                                  COMMON STOCK
                             ---------------------

    Of the 100,000,000 shares of common stock (the "Shares") offered hereby, 90,000,000 Shares are being offered initially in the United States by the U.S.
   Underwriters and 10,000,000 Shares are being offered initially outside the United States and to foreign persons by the International Underwriters. See "Underwriters." All of the 100,000,000 Shares of USEC Inc. (the "Company" or
     "USEC") offered hereby are being offered and sold by the United States Government (the "U.S. Government"), which is selling its entire interest in the
  Company. See "Selling Stockholder." The Company will not receive any of the proceeds from the sale of the Shares by the U.S. Government; however, the Company will receive the proceeds, if any, received as a result of the exercise of an over-allotment option granted by the Company to the U.S. Underwriters. Any proceeds received by the Company as a result of the exercise of the over-allotment option will be used to reduce indebtedness of the Company and for general corporate purposes. Prior to this offering, there has been no public market for the common stock of the Company (the "Common Stock"). See "Underwriters" for a discussion of the factors considered in determining the initial public offering price.

                             ---------------------

 The Shares have been approved for listing on the New York Stock Exchange under the symbol "USU,"
                    subject to official notice of issuance.

                             ---------------------

 The Company's Certificate of Incorporation sets forth significant restrictions on foreign ownership of shares.
     See "Description of Capital Stock -- Foreign Ownership Restrictions."
                             ---------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.
                             ---------------------

                             PRICE $14 1/4 A SHARE
                             ---------------------

                                                        UNDERWRITING
                                        PRICE TO       DISCOUNTS AND        PROCEEDS TO
                                         PUBLIC        COMMISSIONS(1)    U.S. GOVERNMENT(2)
                                     --------------    --------------    ------------------
Per Share..........................       $14.25000        $0.42322             $13.82678
Total(3)...........................  $1,425,000,000     $42,322,000        $1,382,678,000

---------------

(1) The Company, after the Privatization (as defined below), has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The U.S. Government will not provide any indemnification to the Underwriters and the U.S. Government will have no liability under the Securities Act of 1933, as amended. See "USEC Formation and Privatization -- Certain Restrictions in Connection with the Privatization."

(2) Before deducting expenses estimated at $5.3 million to be paid out of the Company's account at the U.S. Department of the Treasury (the "U.S. Treasury").

(3) The Company has granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 10,000,000 additional shares of Common Stock at the price to public, less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the over-allotment option is exercised in full, the total price to public, and underwriting discounts and commissions will be $1,567,500,000 and $46,554,200, respectively. The proceeds to U.S. Government will not change by any such exercise, but if the over-allotment option is exercised in full, the Company will receive proceeds in the amount of $138,267,800. See "Underwriters."
                             ---------------------

MORGAN STANLEY DEAN WITTER  MERRILL LYNCH & CO.
    Global Coordinator           Co-Global
                                Coordinator

                               J.P. MORGAN & CO.
                               Financial Advisor
                             ---------------------

   The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein, and subject to the approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the Shares will be made on or about July 28, 1998 at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                             ---------------------

MORGAN STANLEY DEAN WITTER                                   MERRILL LYNCH & CO.

         M. R. BEAL & COMPANY

                 JANNEY MONTGOMERY SCOTT INC.

                     LEHMAN BROTHERS

                            PRUDENTIAL SECURITIES INCORPORATED

                                  SALOMON SMITH BARNEY
July 22, 1998

                                   [Alternate Page for International Prospectus]



PROSPECTUS

                               100,000,000 Shares
                                   USEC Inc.
                                  COMMON STOCK
                             ---------------------

    Of the 100,000,000 shares of common stock (the "Shares") offered hereby, 10,000,000 Shares are being offered initially outside the United States and to foreign persons by the International Underwriters and 90,000,000 Shares are
   being offered initially in the United States by the U.S. Underwriters. See "Underwriters." All of the 100,000,000 Shares of USEC Inc. (the "Company" or
     "USEC") offered hereby are being offered and sold by the United States Government (the "U.S. Government"), which is selling its entire interest in the
  Company. See "Selling Stockholder." The Company will not receive any of the proceeds from the sale of the Shares by the U.S. Government; however, the Company will receive the proceeds, if any, received as a result of the exercise of an over-allotment option granted by the Company to the U.S. Underwriters. Any proceeds received by the Company as a result of the exercise of the over-allotment option will be used to reduce indebtedness of the Company and for general corporate purposes. Prior to this offering, there has been no public market for the common stock of the Company (the "Common Stock"). See "Underwriters" for a discussion of the factors to be considered in determining the initial public offering price.

                             ---------------------

 The Shares have been approved for listing on the New York Stock Exchange under the symbol "USU,"
                    subject to official notice of issuance.

                             ---------------------

 The Company's Certificate of Incorporation sets forth significant restrictions on foreign ownership of shares.
     See "Description of Capital Stock -- Foreign Ownership Restrictions."

                             ---------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------

                             PRICE $14 1/4 A SHARE
                             ---------------------

                                                           UNDERWRITING
                                           PRICE TO       DISCOUNTS AND        PROCEEDS TO
                                            PUBLIC        COMMISSIONS(1)    U.S. GOVERNMENT(2)
                                        --------------    --------------    ------------------
Per Share.............................       $14.25000        $0.42322             $13.82678
Total(3)..............................  $1,425,000,000     $42,322,000        $1,382,678,000

---------------
(1) The Company, after the Privatization (as defined below), has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The U.S. Government will not provide any indemnification to the Underwriters and the U.S. Government will have no liability under the Securities Act of 1933, as amended. See "USEC Formation and Privatization -- Certain Restrictions in Connection with the Privatization."

(2) Before deducting expenses estimated at $5.3 million to be paid out of the Company's account at the U.S. Department of the Treasury (the "U.S. Treasury").

(3) The Company has granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 10,000,000 additional shares of Common Stock at the price to public, less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the over-allotment option is exercised in full, the total price to public, and underwriting discounts and commissions will be $1,567,500,000 and $46,554,200, respectively. The proceeds to U.S. Government will not change by any such exercise, but if the over-allotment option is exercised in full, the Company will receive proceeds in the amount of $138,267,800. See "Underwriters."
                             ---------------------

MORGAN STANLEY DEAN WITTER  MERRILL LYNCH & CO.
    Global Coordinator           Co-Global
                                Coordinator

                               J.P. MORGAN & CO.
                               Financial Advisor
                             ---------------------

   The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein, and subject to the approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the Shares will be made on or about July 28, 1998 at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                             ---------------------

MORGAN STANLEY DEAN WITTER                           MERRILL LYNCH INTERNATIONAL

         M. R. BEAL & COMPANY

                 JANNEY MONTGOMERY SCOTT INC.

                     LEHMAN BROTHERS

                            PRUDENTIAL-BACHE SECURITIES

                                  SALOMON SMITH BARNEY INTERNATIONAL
July 22, 1998

Inside Cover Page includes: graphic of circle divided into four quadrants - first quadrant depicts an aerial view of the Gaseous Diffusion Plant in Paducah, Kentucky; second quadrant depicts an aerial view of the Gaseous Diffusion Plant in Portsmouth, Ohio; third quadrant depicts two individuals at a computer; fourth quadrant depicts a doorway with USEC logo. A small globe is centered in the middle of the four quadrants.

Text:  USEC At-A-Glance
       Business
       The United States Enrichment Corporation (USEC), a global energy company, is the world leader in production and sales of uranium fuel enrichment services for commercial nuclear power plants.

       Customers
       Electric utilities in 14 countries, including the United States.

       Headquarters
       Bethesda, Maryland

       Operations
       Manages gaseous diffusion enrichment plants in Kentucky and Ohio, and is developing an advanced laser enrichment technology at facilities in California.

       Serves as Executive Agent for U.S. government in implementing the "Megatons-to-Megawatts" agreement between the United States and Russia that provides for the conversion of highly enriched uranium from dismantled Soviet-era nuclear warheads into low enriched uranium for fuel to be used by USEC customers to generate electricity.

       Personnel
       USEC operations involve more than 5,000 people.

       Graphic left side: USEC logo.

       Graphic upper left: depicts a city skyline.

       Graphic upper right: circle divided into four quadrants. First quadrant depicts an aerial view of the Gaseous Diffusion Plant in Paducah, Kentucky: second quadrant depicts an aerial view of the Gaseous Diffusion Plant in Portsmouth, Ohio; third quadrant depicts two individuals at a computer; fourth quadrant depicts a doorway with USEC logo. A small globe is centered in the middle of the four quadrants.

       Graphic lower left: depicts a control panel in a control room.

       Graphic lower center: depicts an AVLIS laser.

       Graphic lower right: depicts a truck with a man loading cylinders.

       Text: Photos

       Graphic: arrow pointing to the left.

       Text: Far Left: All production activities at the gaseous diffusion plants are controlled and monitored from central control rooms.

             Center: Full scale AVLIS laser components used in USEC's advanced uranium enrichment process.

             Right: Cylinders of enriched uranium are loaded into protective overpacks for shipment.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY (THE "OFFERING") TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE U.S. GOVERNMENT OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                             ---------------------

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SHARES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."
                             ---------------------

     UNTIL AUGUST 17, 1998 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL DEALERS EFFECTING TRANSACTIONS IN THE SHARES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                             ---------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................    5
Risk Factors...........................   12
USEC Formation and Privatization.......   19
Use of Proceeds........................   23
Dividends and Dividend Policy..........   23
Dilution...............................   23
Capitalization.........................   24
Selected Financial Data................   25
Pro Forma Financial Information........   26
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   32
Industry Overview......................   46

                                         PAGE
                                         ----
Business...............................   52
Management.............................   76
Selling Stockholder....................   82
Description of Capital Stock...........   82
Shares Eligible for Future Sale........   85
Certain United States Federal Tax
  Consequences to Non-U.S.
  Stockholders.........................   85
Underwriters...........................   88
Legal Matters..........................   92
Experts................................   92
Additional Information.................   93
Index to Financial Statements..........  F-1
Glossary...............................  G-1

                             ---------------------

     The Company has applied to register the following trademarks: "USEC" and "A Global Energy Company." This Prospectus also includes product names and other trade names and trademarks of the Company and of other organizations.

     THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. DISCUSSIONS CONTAINING SUCH FORWARD-LOOKING STATEMENTS MAY BE FOUND IN THE MATERIAL SET FORTH UNDER "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," AS WELL AS WITHIN THIS PROSPECTUS GENERALLY. IN ADDITION, WHEN USED IN THIS PROSPECTUS, THE WORDS "BELIEVES," "INTENDS," "ANTICIPATES," "EXPECTS" AND WORDS OF SIMILAR IMPORT MAY CONSTITUTE "FORWARD-LOOKING STATEMENTS." BECAUSE SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED UNDER "RISK FACTORS."

                             ---------------------

     FOR INVESTORS OUTSIDE THE UNITED STATES: NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY, THE U.S. GOVERNMENT OR ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE SHARES OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY, THE U.S. GOVERNMENT AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE ANY RESTRICTIONS AS TO, THE OFFERING OF THE SHARES AND THE DISTRIBUTION OF THIS PROSPECTUS.
                             ---------------------

     UPON CONSUMMATION OF THE OFFERING (THE "PRIVATIZATION"), (I) THE U.S. GOVERNMENT SHALL NO LONGER HOLD ANY EQUITY INTEREST IN THE COMPANY, (II) THE COMPANY SHALL NOT BE AN AGENCY, INSTRUMENTALITY OR ESTABLISHMENT OF THE U.S. GOVERNMENT, A GOVERNMENT CORPORATION, OR A GOVERNMENT-CONTROLLED CORPORATION AND
(III) ANY FINANCIAL OBLIGATIONS OF THE COMPANY SHALL NOT BE OBLIGATIONS OF, OR GUARANTEED AS TO PRINCIPAL OR INTEREST BY, THE U.S. GOVERNMENT. FOLLOWING CONSUMMATION OF THE OFFERING, THE COMPANY WILL CONTINUE TO ACT AS THE EXECUTIVE AGENT FOR THE U.S. GOVERNMENT IN CONNECTION WITH THE PURCHASE OF CERTAIN MATERIAL FROM THE RUSSIAN FEDERATION PURSUANT TO THE TERMS OF A MEMORANDUM OF AGREEMENT BETWEEN THE COMPANY AND THE U.S. DEPARTMENTS OF STATE AND ENERGY. SEE "BUSINESS -- RUSSIAN HEU CONTRACT."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated or the context otherwise requires, references in this Prospectus to the "Company" and "USEC" mean, (i) at all times prior to the consummation of the Offering, United States Enrichment Corporation, the federally-chartered entity, and (ii) at all times thereafter, USEC Inc., a Delaware corporation, and its consolidated subsidiaries. References in this Prospectus to "Shares" are to the shares of common stock, par value $.10 per share (the "Common Stock"), of USEC Inc. being offered hereby. Unless the context otherwise requires, all Share data in the Prospectus assume no exercise of the U.S. Underwriters' over-allotment option. As used in this Prospectus, the terms "fiscal" or "fiscal year" refer to the Company's fiscal year which is the twelve-month period ending on June 30 of the designated year. Terms not defined in this Prospectus Summary are defined elsewhere in this Prospectus or in the Glossary.

                                  THE COMPANY

OVERVIEW

     USEC, a global energy company, is the world leader in the production and sale of uranium fuel enrichment services for commercial nuclear power plants. USEC currently has approximately a 75% share of the North American uranium enrichment market and a 40% share of the world market. Uranium enrichment is a critical step in transforming natural uranium into fuel for nuclear reactors to produce electricity. USEC enriches uranium utilizing the gaseous diffusion process at two plants located in Paducah, Kentucky and near Portsmouth, Ohio. USEC's fiscal 1997 revenue and pre-tax income were $1.6 billion and $250.1 million, respectively. The Company's net income on a pro forma basis (primarily to reflect a provision for federal, state and local income taxes and interest expense) for fiscal 1997 was $133.2 million.

     The Company supplies enriched uranium to approximately 60 customers for use in 176 nuclear reactors located in 14 countries throughout the world. Generally, the Company's contracts with its customers are "requirements" contracts pursuant to which the customer is obligated to purchase a specified percentage of its enriched uranium requirements from the Company. Consequently, the Company's annual sales are dependent upon the customers' requirements for enrichment services, which are driven by nuclear reactor refueling schedules, reactor maintenance schedules, customers' considerations of costs, and regulatory actions. Based on customers' estimates of their requirements, as of March 31, 1998, the Company had long-term requirements contracts with utilities to provide uranium enrichment services aggregating $3.2 billion through fiscal 2000 and $7.4 billion through fiscal 2009.

     The Company began operations on July 1, 1993 (the "Transition Date") when the U.S. Government's uranium enrichment activities were transferred from the United States Department of Energy ("DOE") to the Company. Since the Transition Date, USEC has adopted a series of private-sector management practices which have enabled it to be more responsive to its customers and to market forces. Applying private sector principles has significantly improved the Company's competitive positioning by: (i) adding $4.3 billion in new contract commitments through fiscal 2009 during the period from the Transition Date through March 31, 1998 (consisting of $4.1 billion from extensions of contracts or new contracts with existing customers and $200.0 million from contracts with new customers);
(ii) significantly reducing order fulfillment times; (iii) maintaining a strong safety record at the gaseous diffusion plants (the "GDPs") while increasing Company-wide focus on regulatory compliance; and (iv) obtaining certification for the GDPs from the U.S. Nuclear Regulatory Commission (the "NRC"). In addition, USEC has acquired a significant inventory of uranium from the U.S. Government.

RISK FACTORS

     An investment in the Common Stock involves certain risks associated with the Company's business, including the following: (i) risks associated with enrichment operations; (ii) reliance on the nuclear utility industry and customer concentration; (iii) competition and the trend toward lower pricing;
(iv) risks
associated with the contract between USEC and Techsnabexport Co. Ltd., a Russian government entity ("Tenex"), dated January 14, 1994 (the "Russian HEU Contract"); (v) dependence on sustained supply of electricity; (vi) risks related to Atomic Vapor Laser Isotope Separation ("AVLIS"); (vii) risks associated with international trade regulations; (viii) fluctuations in the Company's quarterly financial results due to cyclical demand; (ix) risks associated with NRC regulation; and (x) certain environmental risks.

     For a fuller discussion of these and other risk factors affecting the Company and its businesses, see "Risk Factors."

STRATEGY

     The Company's goal is to continue to be the world's leading supplier of uranium fuel enrichment services and to diversify over time into related strategic businesses that will contribute to the Company's growth and profitability. To achieve its goal, the Company intends to focus on the following:

     Aggressively Pursue Sales Opportunities. The Company has implemented a strategy designed to increase sales to existing customers and to add new customers. Flexible contract terms have replaced standardized DOE contracts, and the Company has increased its attention to customer service, product quality and reliability.

     Improve Operating Efficiencies. The Company plans to continue to improve operating efficiencies and productivity by implementing and monitoring a rigorous cost management program.

     Commercialize AVLIS Technology. USEC plans to complete the development and commence commercialization of the next generation of uranium enrichment technology, AVLIS, which uses lasers to enrich uranium, and which should permit USEC to remain one of the lowest cost suppliers of uranium enrichment services and enhance its competitive position. Commercial deployment of AVLIS is anticipated in 2005.

     Diversify Over the Longer Term. Over the longer term, the Company intends to diversify its business by pursuing selected growth opportunities that build upon the Company's core competencies, technology and customer relationships.

COMPETITIVE ADVANTAGES

     Although the Company operates in a highly competitive environment, USEC believes that the following factors should enable it to compete effectively and continue as the world leader in the uranium enrichment market:

     - Strong Financial Position. USEC's strong financial position results from a significant backlog of contracted services attributable to established customers and a pro forma balance sheet at March 31, 1998 with $550.0 million in debt (representing 32% of total capitalization, adjusted to include short-term debt). The Company has long-term requirements contracts with utilities to provide uranium enrichment services aggregating $3.2 billion through fiscal 2000 and $7.4 billion through fiscal 2009.

     - Favorable Arrangements with the U.S. Government. The Company is the beneficiary of several favorable long-term arrangements with the U.S. Government, implemented in connection with USEC's Privatization. These arrangements, which will continue following the Privatization, include:

      - An advantageous lease providing for nominal rent payments for its production facilities with an open term renewal option;

      - Low-cost power purchase arrangements pursuant to which USEC purchases electricity (which represents up to 59% of the Company's production costs) at an average cost of less than 2 cents/ kWh; and

      - The assumption by the U.S. Government of substantially all liabilities arising from the operation of the GDPs prior to the Privatization, including substantially all environmental liabilities.

     - AVLIS. USEC has the exclusive commercial rights to the AVLIS technology developed by the U.S. Government and believes that it has a considerable lead-time advantage over others attempting to develop similar laser-based uranium enrichment technology.

     - Ability to Complete Sales from Natural Uranium Inventory. USEC is positioned to supplement its uranium enrichment revenues through new sales of natural uranium. USEC's existing inventory contains a substantial amount of natural uranium, which has been supplemented by the transfer of additional uranium from the U.S. Government.

     - Executive Agent Under a U.S./Russia Agreement. USEC is the Executive Agent for the United States under a government-to-government agreement between the United States and the Russian Federation. In this capacity, USEC purchases from Russia the separative work unit ("SWU") component of low-enriched uranium ("LEU") derived from highly enriched uranium ("HEU") recovered from dismantled nuclear weapons of the former Soviet Union. Although acting as U.S. Executive Agent may pose certain risks, the arrangement provides an important strategic opportunity for USEC to introduce additional uranium enrichment services from Russia to the global market on an orderly basis and in a competitive manner that ensures the reliability and continuity of supply to enrichment customers.

THE URANIUM ENRICHMENT MARKET

     Demand for uranium enrichment services is a function of the number of nuclear reactors using enriched uranium fuel and their fuel requirements. Nuclear power accounts for 19% of the domestic and 17% of the world-wide production of electricity. As of March 31, 1998, there were 108 utilities operating 378 nuclear power reactors that use enriched uranium for fuel, including 105 reactors in the United States.

     The world demand for enrichment services is anticipated to be relatively stable or increase slightly over the next 10 to 15 years. USEC believes that the nuclear power market in the U.S. and Western Europe may decline slightly over the next 10 to 15 years, counter-balanced by an increase in the Asian market during the same period. The Company anticipates that decreases in demand from reactors that cease operations during this period will be offset by increases in demand from new reactors expected to come on-line, as well as by increased utilization at existing reactors. Globally, uranium enrichment is provided by four major suppliers, including USEC.

HISTORY OF USEC

     USEC was established by the Energy Policy Act of 1992 (the "Energy Policy Act") as a wholly-owned government corporation to take over DOE's uranium enrichment operation. This transfer to a government-owned corporation was intended to enable USEC to operate like a private sector business in preparation for its eventual privatization.

     In April 1996, the USEC Privatization Act (the "Privatization Act") was enacted, which provided the mechanics for the Privatization, clarified the relationship between USEC and the U.S. Government following the Privatization and addressed certain other matters. By facilitating the transfer of the uranium enrichment business to the private sector, the U.S. Government sought to position the Company as a viable competitor in the global market for uranium enrichment services. On July 25, 1997, in accordance with the Energy Policy Act, President Clinton approved the implementation of the Privatization.

     After the Privatization, the U.S. Government will not own any Shares of the Company, and the Company will not be an agency or instrumentality of the U.S. Government.

                                     * * *

     The Company's principal office is located at 2 Democracy Center, 6903 Rockledge Drive, Bethesda, MD 20817, and its telephone number is (301) 564-3200.

RECENT DEVELOPMENTS

     The Company expects its revenue for the fiscal year ending June 30, 1998 to be approximately $1.4 billion and net income for fiscal 1998 to be in the range of $145.0 to $150.0 million. Gross profit for fiscal 1998 will be lower, as expected, with gross margins stable in the range of 24% to 26%. Lower revenue during fiscal 1998 had been anticipated and is attributable to the timing of customer orders and resulting lower SWU volumes. Net income reflects a special charge of approximately $47.0 million reflecting certain severance and transition assistance benefits to be paid to GDP workers in connection with workforce reductions and costs related to the Privatization.

     The Company's revenue and operating results can fluctuate significantly from quarter-to-quarter and year-to-year. Customer requirements and, in turn, SWU sale volumes are determined by refueling schedules for nuclear reactors, which generally range from 12 to 24 months, and are affected by, among other things, the seasonal nature of electricity demand, the timing of reactor maintenance and reactors beginning or terminating operations. The Company's cost of sales has been, and will continue to be, adversely affected by amounts paid to purchase SWU under the Russian HEU Contract at prices which are substantially higher than its marginal production cost at the GDPs. In addition, as the volume of Russian SWU purchases has increased, the Company has operated the GDPs at lower production levels resulting in higher unit production costs. Pursuant to the Russian HEU Contract, Russian SWU purchases will peak in calendar year 1999 at 5.5 million SWU per year and are expected to remain at that level thereafter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                  THE OFFERING

Common Stock offered by the U.S.
Government
  U.S. Offering.........................      90,000,000 Shares
  International Offering................      10,000,000 Shares
                                             ------------
          Total.........................     100,000,000 Shares(1)
                                             ------------
                                             ------------

Common Stock to be outstanding after the
Offering................................     100,000,000 Shares(1)

Use of Proceeds.........................     The Company will not receive any
                                             proceeds from the sale of the
                                             Shares, assuming the U.S.
                                             Underwriters' over-allotment option
                                             is not exercised. If the U.S.
                                             Underwriters' over-allotment option
                                             is exercised, the Company will be
                                             required pursuant to the provisions
                                             of the Credit Facility (as defined
                                             below) to use $75.0 million of the
                                             proceeds to reduce indebtedness;
                                             any remaining balance of proceeds
                                             from the exercise of the
                                             over-allotment option will be used
                                             for general corporate purposes.

Dividends...............................     The Company intends to pay cash
                                             dividends on the outstanding Shares
                                             at an initial annual rate of $1.10
                                             per Share. The initial quarterly
                                             dividend is anticipated to be $.275
                                             per Share, to be paid in the
                                             quarter ending December 31, 1998,
                                             subject to the Company's earnings,
                                             financial condition and cash
                                             requirements at the time such
                                             payment is considered. See "Risk
                                             Factors," "Dividends and Dividend
                                             Policy," "USEC Formation and
                                             Privatization" and "Description of
                                             Capital Stock."

New York Stock Exchange symbol..........     "USU"
---------------
(1) Assumes the U.S. Underwriters' over-allotment option is not exercised. See "Underwriters."

                  SUMMARY FINANCIAL AND OPERATING INFORMATION

     Set forth below are summary financial and operating data of the Company for the fiscal years ended June 30, 1994, 1995, 1996 and 1997 and the nine months ended March 31, 1997 and 1998. This information should be read in conjunction with the audited financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. See also "Selected Financial Data" and "Pro Forma Financial Information."

                                                YEARS ENDED JUNE 30,                         NINE MONTHS ENDED MARCH 31,
                              ---------------------------------------------------------    --------------------------------
                                                ACTUAL                       PRO FORMA            ACTUAL          PRO FORMA
                              ------------------------------------------    -----------    --------------------   ---------
                                1994       1995       1996        1997        1997(1)        1997        1998      1998(1)
                              --------   --------   --------    --------    -----------    --------    --------   ---------
                                                                            (UNAUDITED)              (UNAUDITED)
                                                            (MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA
  Revenue...................  $1,403.3   $1,610.7   $1,412.8    $1,577.8     $1,577.8      $1,124.4    $1,056.7   $1,056.7
  Cost of sales.............     983.3    1,088.1      973.0     1,162.3      1,162.3         833.4       792.2      792.2
                              --------   --------   --------    --------     --------      --------    --------   --------
  Gross profit..............     420.0      522.6      439.8       415.5        415.5         291.0       264.5      264.5
  Other operating expenses:
    Project development
      costs.................      44.9       49.0      103.6       141.5        141.5         107.5       103.0      103.0
    Selling, general and
      administrative........      21.4       27.6       36.0        31.8         31.8          25.7        24.8       24.8
    Other (income) expense,
      net...................       3.3       (1.5)      (3.9)       (7.9)        27.4          (4.3)       (5.3)      21.8
                              --------   --------   --------    --------     --------      --------    --------   --------
  Income before income
    taxes...................     350.4      447.5      304.1       250.1        214.8         162.1       142.0      114.9
  Provision for income
    taxes...................        --         --         --          --         81.6            --          --       43.7
                              --------   --------   --------    --------     --------      --------    --------   --------
  Net income................  $  350.4   $  447.5   $  304.1    $  250.1     $  133.2      $  162.1    $  142.0   $   71.2
                              ========   ========   ========    ========     ========      ========    ========   ========
  Net income per share --
    basic...................                                                 $   1.33                             $    .71
  Average Shares
    outstanding.............                                                    100.0                                100.0
OPERATING DATA
  SWU sold(2)...............      11.8       13.8       11.8        13.5         13.5           9.7         8.8        8.8
  SWU produced..............      10.4       13.6       10.6        10.3         10.3           7.7         6.6        6.6
  SWU purchased(3)..........        .7        1.2        2.0         3.1          3.1           2.4         3.8        3.8
  Power used (MWh)..........      25.3       32.6       25.7        27.4         27.4          20.5        16.0       16.0
  Power costs as a percent
    of production costs.....        55%        58%        55%         59%          59%           59%         53%        53%
  Net cash provided by
    operating
    activities..............  $  626.8   $  540.2   $  119.7    $  356.1     $  239.2      $  314.5    $  199.1   $  128.3
  Net cash used in investing
    activities -- capital
    expenditures............  $   48.6   $   27.5   $   15.6    $   25.8     $   25.8      $   15.9    $   20.5   $   20.5
  Cash outlays for major
    overhaul projects(4)....  $    4.4   $   12.2   $   15.8    $   14.3     $   14.3      $   11.5    $    8.3   $    8.3
  Net cash (provided) used
    in financing
    activities..............  $  (22.6)  $   20.7   $  206.1(5) $  194.3(5)  $1,353.9(6)   $  194.3(5) $  180.0   $1,339.6(6)
  Dividends and transfers to
    U.S. Government.........  $   30.0   $   55.0   $  206.1(5) $  194.3(5)  $1,903.9(6)   $  194.3(5) $  120.0   $1,829.6(6)

---------------
(1) Gives effect to (i) the Offering, (ii) the merger of USEC into a state-chartered corporation and the resulting loss of USEC's exemption from federal, state and local income taxes, and (iii) increases in other expense, net, resulting from interest expense on $550.0 million of borrowings expected to be incurred simultaneously with the consummation of the Offering, as if such transactions had occurred at the beginning of the period. See "Pro Forma Financial Information -- Pro Forma Statements of Income."

(2) The standard unit measure for uranium enrichment services in the industry is the separative work unit or SWU. See "Industry Overview -- The Enrichment Process -- SWU."

(3) Principally SWU purchased under the Russian HEU Contract.

(4) Represents cash payments against accrued liabilities for major overhaul projects. The Company includes costs for major overhaul projects in production costs.

(5) Includes uranium purchased at a cost of $86.1 million in fiscal 1996 and $74.3 million in fiscal 1997 under the Russian HEU Contract and transferred to DOE as a return of capital. All dividends to the U.S. Government have been paid in cash.

(6) On the Privatization Date, the Company will declare and pay to the U.S. Treasury a dividend in the aggregate amount of (i) the remaining balance of cash held in the Company's account at the U.S. Treasury as of the Privatization Date and (ii) $500.0 million of the $550.0 million in borrowings made at consummation of the Offering (collectively, the "Exit Dividend"). The Company will retain $50.0 million in cash from the $550.0 million in borrowings. As of March 31, 1998, the amount of the pro forma Exit Dividend would have been $1,709.6 million.

                                                                                                     AS OF MARCH 31,
                                                                                                 -----------------------
                                                               AS OF JUNE 30,                     ACTUAL       PRO FORMA
                                                  -----------------------------------------      --------      ---------
                                                    1994       1995       1996       1997          1998          1998
                                                  --------   --------   --------   --------      --------      ---------
                                                                                                       (UNAUDITED)
BALANCE SHEET DATA
  Cash held at U.S. Treasury....................  $  735.0   $1,227.0   $1,125.0   $1,261.0      $1,259.6      $   50.0(1)
  Inventories:
    Current assets:
      SWU.......................................  $  500.6   $  517.7   $  586.8   $  573.8      $  656.2      $  801.1
      Uranium(2)................................     158.6      165.5      150.3      131.5         164.8         164.8
      Materials and supplies....................      17.0       19.8       15.7       12.4          25.8          25.8
    Long-term assets -- uranium.................     103.6      115.5      199.7      103.6         103.6         453.2
                                                  --------   --------   --------   --------      --------      --------
        Inventories, net........................  $  779.8   $  818.5   $  952.5   $  821.3      $  950.4      $1,444.9
                                                  ========   ========   ========   ========      ========      ========
  Total assets..................................  $2,798.9   $3,216.8   $3,356.0   $3,456.6      $3,138.0      $2,425.4
  Long-term obligations(3)......................     191.4      383.2      427.4      451.8         511.8         277.2
  Stockholder's equity..........................   1,545.0    1,937.5    2,121.6    2,091.3       2,099.2       1,166.8(4)

---------------

(1) Gives effect to (i) the $50.0 million the Company will pay to DOE prior to the Privatization for assuming responsibility for disposal of a certain amount of depleted UF(6) generated by the Company after the Privatization Date, (ii) the $550.0 million in borrowings made at consummation of the Offering, (iii) payment of the Exit Dividend to the U.S. Treasury, and (iv) the Company's retention of $50.0 million in cash from the $550.0 million in borrowings.

(2) Excludes uranium provided by and owed to customers.

(3) Long-term obligations include accrued liabilities for depleted UF(6) disposition costs in the amounts of $93.0 million, $212.4 million, $303.0 million, $336.4 million and $384.6 million at June 30, 1994, 1995, 1996 and 1997, and March 31, 1998, respectively.

    The pro forma amount of $277.2 million at March 31, 1998, includes $150.0 million representing the long-term portion of borrowings of $550.0 million at consummation of the Offering, and has been reduced by $384.6 million to give effect to the transfer of responsibility to DOE for the disposition of depleted UF(6) generated by the Company since July 1, 1993, up to the Privatization Date.

    The Company will be required pursuant to the provisions of the Credit Facility to use $75.0 million of the net proceeds, if any, from the exercise of the over-allotment option to reduce indebtedness.

(4) After giving effect to the Exit Dividend, the transfers of uranium from DOE, the transfer of responsibility to DOE for the disposition of depleted UF(6) generated by the Company since July 1, 1993 up to the Privatization Date, and other adjustments. See "Pro Forma Financial Information -- Pro Forma Balance Sheet."

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following factors should be carefully considered in evaluating an investment in the Shares.

RISKS ASSOCIATED WITH ENRICHMENT OPERATIONS

     Use of Chemicals in Enrichment. The Company's operations at the GDPs involve processes that utilize a large number of different chemicals in significant quantities, many of which are toxic. The primary chemical used by the Company is uranium hexafluoride (UF(6)), which is solid under normal conditions, but becomes a gas when heated as part of the Company's enrichment processes. If UF(6), the chemical gas form of uranium processed by the Company, is released into the atmosphere, it reacts with water vapor in the air to create hydrofluoric acid, a highly toxic compound, and uranium, a heavy metal. The primary risk posed by such releases is to humans or animals in close proximity to the releases. In particular, the hydrofluoric acid is highly corrosive and can cause injury if inhaled or if it comes into contact with skin for a prolonged period, and the uranium if ingested can cause kidney damage. The Company follows strict procedures and precautions in the handling, storage and transportation of the materials used in its operations, and there have been no significant releases into the environment in the Company's history. Nevertheless, if an accident were to occur, its severity could be significantly affected by the volume of the release and the speed of corrective action taken by GDP personnel, as well as other factors beyond the Company's control, such as weather and wind conditions.

     Dependence on Large Production Facilities. The Company's operations are subject to those risks inherent in operating large scale production facilities. Significant or extended unscheduled downtime at either GDP due to: (i) equipment breakdowns; (ii) power interruptions; (iii) regulatory enforcement actions; (iv) hazards inherent in operating a large scale industrial facility such as labor disruptions; or (v) interruptions caused by potential natural or other disasters, including earthquake activity in the vicinity of the Paducah GDP, could materially adversely affect the Company's operations and financial condition. In particular, as process equipment goes offline, it becomes less cost efficient to produce each SWU. See "Business -- GDPs/Operations" and "Business -- Employees." Further, in the event of an extended reduction in, or suspension of, operations at the Portsmouth GDP, the Company would be unable to fulfill customer orders solely from the Paducah GDP. In the event of a suspension of operations at the Paducah GDP, the Company could fulfill some, but not all, of the customer orders solely from the Portsmouth GDP. The Company's current and planned insurance policies provide coverage against some, but not all, of its operating risks.

     Contractual Commitment to Operate the GDPs. The Company has entered into an agreement with the U.S. Treasury (the "Treasury Agreement") pursuant to which the Company has committed to operate both of the GDPs until January 1, 2005, subject only to limited exceptions, including events beyond the Company's control such as fires, floods and other acts of God, maintenance of certain financial ratios, a significant reduction in the worldwide demand for SWU, a significant reduction in the average price for SWU, or a significant decrease in operating margins, among others. See "USEC Formation and Privatization -- Certain Continuing Arrangements Involving the U.S. Government After Privatization." The Company has committed to purchase 5.5 million SWU under the Russian HEU Contract in each of the years 1999, 2000 and 2001, expects to purchase 5.5 million SWU in each of the years following 2001, and could begin enrichment operations at an AVLIS facility in 2004. There can be no assurance that the commitment to continue operations at both GDPs will not adversely affect the Company's financial performance if the supply of SWU from sources other than the GDPs increases, or if demand for SWU, SWU prices, or operating margins decrease by less than the amount set forth under the exceptions to the commitment which would otherwise permit the Company to reduce operations at the GDPs.

RELIANCE ON NUCLEAR UTILITY INDUSTRY; CUSTOMER CONCENTRATION

     The Company's future prospects in the uranium enrichment business are tied directly to the nuclear utility industry world-wide. Events affecting reactors under contract with the Company or events affecting the industry as a whole, such as business decisions concerning reactors or reactor operations, regulatory actions or changes in regulations by nuclear regulatory bodies, accidents or civic opposition to nuclear operations, could have a material adverse effect on the Company to the extent such events result in the reduction or elimination of requirements, the suspension or reduction of nuclear reactor operations or cancellation of new nuclear reactor construction.

     Domestically, the NRC has temporarily suspended operations at certain reactors due to safety concerns at those reactors over the past year. In addition, business decisions by particular utilities that take into account economic factors, such as the price and availability of alternate fossil fuels, the need for a reactor's generating capacity and the cost of scheduled and unscheduled maintenance and repairs, have resulted in suspended operations or early shutdowns of some reactors and could result in additional suspensions or early shutdowns.

     In fiscal 1997, the Company's 10 largest customers represented 50% of revenue and its three largest customers represented 21% of revenue. Nearly all contracts with the Company's utility customers are "requirements" contracts, and a termination or reduction of the nuclear fuel needs of any of the Company's major customers could have an adverse effect on the Company's financial performance. Further, the inability of a major customer to make timely payments could also have an adverse effect on the Company's financial performance. See "Business -- Customer Contracts and Pricing."

COMPETITION; CURRENCY EXCHANGE RATES; TREND TOWARD LOWER PRICING

     Competition. The uranium enrichment industry is highly competitive. The Company competes with three other major producers: Tenex, a Russian government entity; Eurodif/Cogema ("Eurodif"), a consortium controlled by the French government; and Urenco, a consortium of the British and Dutch governments and private German corporations. See "Industry Overview -- Market for Enrichment Services" and "Business -- Competition." The Company's competitors may have greater financial resources (including access to below-market financing terms) and receive other types of support from their respective governmental owners which enable such producers to be less cost sensitive. In addition, decisions by foreign producers may be influenced by political and economic policy considerations rather than prevailing market conditions. Further, purchasers in certain areas (particularly Europe and the countries comprising the former Soviet Union) may favor their local producers, due to government influence or national loyalties.

     Currency Exchange Rates. The Company's marketing efforts can also be affected by changes in currency exchange rates. Because the Company's costs and contracts are denominated in U.S. dollars, a strong dollar, as has been the case in 1997 and 1998, raises the price of the Company's enrichment services in foreign currencies and weakens the Company's competitive position. Thus, a strengthening of the U.S. dollar against the currencies in which its competitors' costs are denominated could result in the Company lowering its prices to remain competitive, thereby negatively impacting profitability.

     Trend Toward Lower Pricing. The Company's profitability over time can be significantly affected by changes in the market price of SWU, which is influenced by numerous factors beyond the Company's control, including such factors as industry overcapacity, excess inventory at customer facilities, global demand, new technologies and production costs of other enrichment suppliers. While there are only a handful of enrichment suppliers, there is an excess of production capacity, and certain suppliers have announced plans to expand their capacities. See "Industry Overview -- Market for Enrichment Services." Overcapacity, coupled with sales of buyer-held inventory, and exports of enriched uranium from the countries comprising the former Soviet Union over the last several years have resulted in significant downward pressure on prices. Accordingly, new contracts have significantly lower prices per SWU and have substantially shorter terms than previous DOE contracts, and the Company anticipates that a trend toward somewhat lower prices will continue as the Company competes for new business. There can be no assurance that the Company's financial performance will not be adversely affected by that trend. See "Business -- Sales and Marketing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH PURCHASES UNDER THE RUSSIAN HEU CONTRACT

     In January 1994, USEC entered into a 20-year contract with Tenex (the "Russian HEU Contract"). See "Business -- Russian HEU Contract." Pursuant to the Russian HEU Contract, the Company has ordered 4.4 million SWU, representing 33% of the Company's fiscal 1997 sales, for delivery in calendar 1998, and has committed to order 5.5 million SWU, representing 41% of the Company's fiscal 1997 sales, for delivery in each of calendar years 1999 through 2001. The Company expects to purchase 5.5 million SWU in each of the years following 2001 during the remaining term of the Russian HEU Contract. As the volume of Russian SWU purchases has increased, the Company has operated the GDPs at lower production levels resulting in higher unit production costs.

     The Company's objective is to manage its production and inventory levels taking into account anticipated purchases under the Russian HEU Contract in a manner that most efficiently meets customer demand for enrichment services. A limited number of deliveries by Tenex have been delayed, but they have not disrupted the Company's ability to fill customer orders because of USEC's existing inventory. However, an unanticipated significant delay in deliveries of Russian SWU, or deliveries of SWU not meeting commercial specifications, could require unplanned adjustments to production levels at the GDPs, and adversely impact profitability.

     The mechanism for establishing prices for SWU purchases under the Russian HEU Contract through 2001 has been set, and the prices are expected to be substantially higher than the Company's marginal cost of producing SWU at the GDPs. Consequently, although the Company presently can resell the Russian SWU for more than it is paying for the SWU, such sales are less profitable than sales of SWU produced at the GDPs. The effect of this pricing structure will become more pronounced if market prices for SWU decline further, and there can be no assurance that the price the Company pays for the Russian SWU will not exceed the price at which it can resell the material.

     Under the terms of a memorandum of agreement (the "Executive Agent MOA") between the Company and the U.S. Department of State and DOE, the Company can be terminated, or resign, as the U.S. Executive Agent, or additional executive agents may be named. In either event, any new executive agent could represent a significant new competitor that could adversely affect the Company's market share and profitability.

ELECTRICITY

     The GDPs require substantial amounts of electricity (approximately 27.4 million MWhs in fiscal 1997) to enrich uranium, representing up to 59% of the Company's production costs. See "Business -- Power." In light of the GDPs' power requirements, an unanticipated interruption to their power supply, including natural or other disasters affecting the generating or transmission facilities which significantly reduces the supply of electricity to the GDPs or an emergency curtailment of electricity, could have a material adverse effect on the Company to the extent it has to curtail operations for any length of time. In addition, to the extent that USEC does not have advance notice of a curtailment of power, the equipment could require significant additional maintenance and result in less efficient operations while being restored.

     The Company purchases firm and non-firm power to meet its production needs. The Company's production costs would increase to the extent that the market prices of non-firm power, which represented 37% of the Company's fiscal 1997 power needs, were to rise. In addition, the prices that USEC pays for firm power could increase if there were additional regulatory costs or unanticipated equipment failures at the power plants supplying the firm power to the GDPs. The low-cost power purchase agreements pursuant to which the Company currently purchases firm power expire in 2005. At that time, the contracts are subject to renegotiation, and the price the Company pays for firm power could increase significantly. See "Business -- Power."

     Upon termination of the power contracts, the Company is responsible for its pro rata share of costs of future decommissioning, shutdown and demolition activities for three coal-fired generating plants. Estimated costs are accrued over the contract period, and the accrued liability amounted to $15.2 million and $12.1 million at June 30, 1997 and 1996, respectively. There can be no assurance that the Company's pro rata share of total costs for such decommissioning and shutdown activities will not exceed the amounts accrued by the Company.

AVLIS

     New Technology. There are a number of risks associated with the development and commercialization of AVLIS, a new laser-based uranium enrichment technology (see "Business -- Advanced Laser-Based Technology"), and any of these could have a material adverse effect on the Company's financial or competitive position. Additional equipment demonstration and testing activities are necessary before the Company will be in a position to finalize its decision to construct a full-scale commercial facility. The Company could encounter unanticipated delays or expenditures at this stage. If the Company determines not to proceed with AVLIS deployment, the Company would pursue other options for enrichment services such as GDP upgrades or exploring other new technologies, which could have a material adverse effect on the Company's financial or competitive position. In addition, the Company could incur certain additional costs in connection with terminating the AVLIS project, including payments to certain contractors. In the event the Company determines to deploy AVLIS, no assurance can be given that an AVLIS plant could be completed as scheduled or that a full-scale facility will operate at its design capacity.

     Based on preliminary design drawings and assumptions regarding the suitability of available sites, AVLIS development and deployment was estimated in September 1997 to cost approximately $2.2 billion from fiscal 1998 through fiscal 2005. The Company periodically re-evaluates its AVLIS estimated costs and currently believes this estimate could vary by up to 20%. If the Company determines to deploy AVLIS, there can be no assurance that development costs or construction costs associated with AVLIS would not be higher than anticipated.

     NRC Licensing of AVLIS. The NRC will have regulatory authority over the AVLIS plant and will have to issue a construction and operating license before construction can begin. The NRC will need to develop guidelines for its review of the facility. The development of the guidelines, or the nature and extent of any third-party intervention in the licensing process, could delay or otherwise affect licensing, which, in turn, could delay the commencement of construction. In addition, the NRC would likely require that the Company obtain commercial nuclear liability insurance as a condition to obtaining an NRC license since a commercial AVLIS facility will not be indemnified under the Price-Anderson Amendments Act of 1988 (the "Price-Anderson Act"). There can be no assurance as to the availability, terms or coverage of insurance.

     Financing. The Company will require significant financing to achieve commercial deployment of AVLIS. There can be no assurance that financing will be available when required, and the Company cannot predict the cost of or the terms on which such financing would be available.

     Intellectual Property. The Company relies on a combination of patent laws, confidentiality procedures and contractual provisions to protect its proprietary information and intellectual property rights related to the AVLIS technology. The Company has received a letter from a third party setting forth such third party's belief that AVLIS will use certain of such third party's technology. See "Business -- Advanced Laser-Based Technology -- Intellectual Property." In addition, the Company is aware of patents issued to third parties which cover certain technology used in laser-based products; the Company or its licensors may be required to obtain a license to one or more of such patents. There can be no assurance that third party infringement claims will not be brought against the Company in the future, that the Company would not have to pay damages or would not be enjoined in the event any such claims were successful, or that the Company would be able to obtain necessary licenses to certain technology. In the event of such a successful claim of infringement, the Company believes that it can re-engineer the affected apparatus, system or method or obtain any necessary licenses from third parties. However, in the event the Company were unable to successfully re-engineer or obtain from third parties any required licenses at a reasonable cost or at all, a successful claim of infringement could have a material adverse effect on the Company.

INTERNATIONAL TRADE REGULATIONS

     The U.S. Department of Commerce and the governments of European countries have imposed duties and other trade restrictions on the quantity of enriched uranium sourced from the countries comprising the Commonwealth of Independent States ("CIS"). While Japan has not imposed formal trade restrictions on CIS-sourced enriched uranium, the general difficulty of Russian products penetrating the Japanese market has effectively precluded sales into this market by Tenex. Changes in existing trade laws, regulations or relationships could enable Tenex to compete in markets formerly closed to it; increased access by Tenex to these markets could adversely affect the Company's market share and profitability. See
"Business -- Foreign Trade Matters."

FLUCTUATIONS IN FINANCIAL RESULTS

     The Company's financial results fluctuate due to cyclical demand. Deliveries of enriched uranium are determined by customers' reactor refueling schedules which are affected by, among other things, the seasonal nature of electricity demand and the operating availability of the reactor. Utilities try to schedule the shutdown of their reactors for refueling to coincide with periods of low demand, typically during the spring and fall. For efficiency reasons, utilities also attempt to run their reactors for periods of 12 months, 18 months, or in some cases, up to 24 months between refuelings. This variability produces fluctuations in the Company's revenues and earnings quarter-to-quarter, and in some cases, year-to-year related to the timing of sales of SWU. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Financial Information."

NRC REGULATION

     The GDPs are certified and regulated extensively by the NRC. The Company is subject to an NRC-approved compliance plan (the "Compliance Plan") which requires, among other things, seismic upgrading of two main process buildings at the Paducah GDP. Although the DOE has compensated the Company for expenditures necessary to comply with the Compliance Plan (subject to a maximum amount) by transferring uranium, the Company will nevertheless need to make cash payments for such expenditures. There can be no assurance that expenditures required by the Company to fully comply with the Compliance Plan will not exceed the value of uranium provided by the DOE.

     The term of the initial NRC certification expires on December 31, 1998, and the NRC will evaluate the GDPs in connection with the renewal of such certification. In addition, the Privatization Act precludes the NRC from issuing or renewing a license or certificate of compliance if the NRC determines that
(i) USEC is owned, controlled or dominated by an alien, a foreign corporation or a foreign government or (ii) the issuance of such a certificate or license would be inimical to the common defense or security of the United States or the maintenance of a reliable and economical domestic source of enrichment services. The NRC has established certain requirements as a result of this statutory directive, including a requirement relating to the financial viability of the Company providing enrichment services. If the NRC were to find that the Company did not comply with the foregoing requirements, it may refuse to issue or renew the Company's certificates, impose certain material conditions, or take other action, which may adversely affect the Company's financial condition. See "Business -- Regulatory Oversight."

ENVIRONMENTAL MATTERS

     The Company's operations are, and after the Privatization, will continue to be, subject to numerous federal, state and local laws and regulations relating to the protection of health, safety and the environment, including those regulating the emission and discharge into the environment of materials (including radioactive materials). Pursuant to such laws and regulations, the Company is required to hold multiple permits in connection with its operations. The Company has filed for but not yet received permits required for the operation of certain air sources at the GDPs. In addition, certain permits held by the Company require periodic renewal or review of their conditions, and the Company cannot predict whether it will be able to renew such permits or whether material changes in permit conditions will be imposed. Failure to obtain permits or meet any conditions contained therein, or the imposition of additional conditions could have a material adverse effect on the Company's results of operations or financial condition.

     The Company incurs substantial costs for matters relating to compliance with environmental laws and regulations including the handling, treatment and disposal of hazardous, low-level radioactive and mixed wastes generated as a result of its operations. Operating costs relating to such environmental compliance amounted to approximately $24.9 million and $30.4 million for fiscal years 1997 and 1996, respectively, and capital expenditures relating to environmental matters amounted to approximately $1.8 million and $3.5 million for fiscal years 1997 and 1996, respectively. The Company currently estimates that operating costs and capital expenditures for compliance with environmental requirements (exclusive of costs for future disposition of depleted UF(6)) will remain at about the same levels in fiscal years 1998 and 1999. Costs accrued for the future treatment and disposal of depleted UF(6) were approximately $72.0 million in fiscal year 1997, which accrual will be eliminated as of the Privatization. The Company expects that costs relating to the future treatment and disposal of depleted UF(6) produced from its operations will be lower in each of fiscal years 1998 and 1999. Due to the possibility of unanticipated events or regulatory developments, however, the amount and timing of future environmental expenditures could vary substantially from those currently anticipated.

     The GDPs were operated by DOE and its predecessor agencies for approximately 40 years prior to the Transition Date. As a result of such operation of the GDPs, there are contamination and other potential environmental liabilities. The Company's continued operations may also result in contamination and other potential environmental liabilities. The Paducah GDP has been designated as a Superfund site, and both GDPs are undergoing investigations under the Resource Conservation and Recovery Act ("RCRA"). Although the Privatization Act provides that the U.S. Government remains generally responsible for environmental liabilities arising from operation of the GDPs before the Privatization, the Company is liable for environmental liabilities arising from the Company's operations after the Privatization. See "Business -- Environmental."

NATURAL URANIUM SALES

     The Company anticipates supplementing its revenues from uranium enrichment services through sales of natural uranium in its inventory and natural uranium transferred to it by the DOE. The quantity of material that USEC will be able to sell in any given year and the revenue generated therefrom will be dependent on market conditions (including any sales by the U.S. Government out of its inventory) and prices at the time, as well as statutory and contractual restrictions on the volume of such sales. While the Company does not anticipate making significant natural uranium sales until after fiscal 2000, there can be no assurance that the Company will be able to sell such natural uranium at anticipated prices and quantities. The failure to complete sales of natural uranium as anticipated could have an adverse effect on the Company's financial condition. See "Business -- Natural Uranium and HEU from DOE."

FOREIGN OWNERSHIP RESTRICTIONS

     The Company's Certificate of Incorporation (the "Charter") sets forth certain restrictions on foreign ownership of securities of the Company, including a provision prohibiting foreign persons (as defined in the Charter) from collectively having beneficial ownership of more than 10% of such voting securities. The Charter also contains certain enforcement mechanisms with respect to the foreign ownership restrictions, including suspension of voting rights, redemption of such Shares and/or the refusal to recognize the transfer of Shares on the record books of the Company. See "Description of Capital Stock -- Foreign Ownership Restrictions."

ANTI-TAKEOVER PROVISIONS

     Under the Privatization Act, no person may acquire, directly or indirectly, beneficial ownership of more than 10% of USEC's voting securities for a three-year period after consummation of the Privatization. The By-Laws establish certain advance notice requirements for the nomination of directors as well as for other stockholder proposals. The Company is also subject to Section 203 of the Delaware General Corporation Law ("DGCL"), which could have the effect of delaying or preventing a change in control of the Company. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their Shares or could depress the market price of the Shares. See "Description of Capital Stock."

YEAR 2000 COMPLIANCE

     The Company has been upgrading its date-sensitive software and systems in order to ensure that all software and systems used in its operations will continue to operate without disruption because of Year 2000 issues. However, there can be no assurance that such program will identify and cure all software problems, or that entities on whom the Company relies for certain services integral to its business, such as the power supply, will successfully address all of their software and systems problems in order to operate without disruption in 2000. There can be no assurance that software or system failures or miscalculations causing disruptions of operations or the inability to process transactions will not occur because of the transition from 1999 to 2000.

ABSENCE OF PRIOR PUBLIC TRADING MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Shares, and there can be no assurance that an active trading market will develop or be sustained after the Offering, or that purchasers of Shares will be able to resell their Shares at prices equal to or greater than the offering price. The offering price was determined by negotiations among the Company, the U.S. Treasury and the Underwriters and may not be indicative of the prices that may prevail after the Offering. For a discussion of the factors considered in determining the offering price, see "Underwriters." Furthermore, the market price of the Shares may be highly volatile. Factors such as announcements of fluctuations in the Company's or its competitors' operating results, events in the nuclear energy industry, and general market conditions for stocks in comparable industries, such as the utility industry, could have a significant impact on the future price of the Shares.

                        USEC FORMATION AND PRIVATIZATION

BACKGROUND

     The U.S. Government's uranium enrichment enterprise was created in the 1950s to supply enriched uranium for nuclear weapons produced by the United States and later for reactor fuel for the U.S. Navy's nuclear submarines and ships. With the passage of the Private Ownership of Nuclear Materials Act and the birth of the commercial nuclear industry in the early 1960s, all phases of the nuclear fuel cycle in the United States except uranium enrichment became privately-owned.

     USEC was established in 1992 by the Energy Policy Act as a wholly-owned government corporation to take over the U.S. Government's uranium enrichment operation, as the first step toward Privatization. After a period of transition, USEC began commercial operations on July 1, 1993. In April 1996, the Privatization Act was enacted, which provided for the mechanics of the Privatization, clarified the relationship between USEC and the U.S. Government following the Privatization and addressed certain other matters. On July 25, 1997, in accordance with the Energy Policy Act, President Clinton approved implementation of the Privatization.

     In connection with the creation of the Company, the U.S. Treasury was issued all of the shares of capital stock of the Company. Upon completion of the Offering, the U.S. Government will no longer own any Shares of the Company, and the Company will not be an agency or instrumentality of the U.S. Government. After the Privatization, the Company will be subject to federal, state and local taxes and, in certain circumstances, could be subject to foreign taxes.

DIVIDEND HISTORY

     As a government corporation, the Company has been required to pay as annual dividends to the U.S. Treasury all net revenues (as defined in the Energy Policy
Act) remaining at the end of a fiscal year which are not required for its operating expenses or business expenses or investments related to carrying out its purposes. See "Dividends and Dividend Policy." As of March 31, 1998, the Company has paid $445.0 million in annual dividends and had an accumulated cash balance held at the U.S. Treasury of $1,259.6 million. On the Privatization Date, the Company will declare and pay the Exit Dividend to the U.S. Treasury.

TRANSFER OF DISPOSITION LIABILITY

     In accordance with the Privatization Act, on the Privatization Date, USEC will transfer to the U.S. Government responsibility for the disposition of depleted UF(6) generated by the Company from the Transition Date to the Privatization Date, for which the Company had accrued a liability of $384.6 million at March 31, 1998.

HOLDING COMPANY STRUCTURE

     Immediately prior to the Offering, USEC, the federally-chartered entity, will be merged into and become a Delaware-chartered corporation (the "Merger"). The Merger is being effected solely to convert USEC from a federally-chartered entity to a state-chartered entity. The state-chartered entity will succeed to all of USEC's business and operations. Immediately thereafter, the Delaware-chartered USEC will merge with a wholly-owned subsidiary of USEC Inc. such that USEC Inc. will become the parent holding company of USEC (the "Holding Company Merger"). The Shares being offered to the public pursuant to this Prospectus are the Shares of USEC Inc., the Delaware-chartered holding company. The Company believes that a holding company structure provides greater flexibility for future operations and would be more tax efficient.

CERTAIN RESTRICTIONS IN CONNECTION WITH THE PRIVATIZATION

     Certain Privatization-Related Claims. The Privatization Act expressly withdraws any stated or implied consent for the U.S. Government, or any of its agents or officers, to be sued with respect to any claim arising from any action taken by any agent or officer of the United States in connection with the Privatization. Such withdrawal of consent to be sued would apply to actions and proceedings brought against the

U.S. Government or any of its agents or officers (under federal or state securities laws or otherwise) with respect to this Prospectus or the Offering. Accordingly, purchasers of the Shares will have no recourse against the U.S. Government for any losses or damages suffered in connection with the Offering. The Privatization Act also provides that no officer, director, employee, or agent of the Company will be liable in any civil proceeding relating to actions taken in connection with the Privatization if such person was acting within the scope of his or her employment, provided that this limitation does not apply to claims under federal or state securities laws.

     Ten-Percent Ownership Limit. In connection with the Privatization Act, the Charter provides that no person may acquire, directly or indirectly, beneficial ownership of more than 10% of USEC's voting securities for a three-year period after consummation of the Privatization. See "Description of Capital Stock -- General."

     Foreign Ownership Restrictions. In order to implement statutory requirements and to address certain conditions for maintaining NRC certification of the GDPs, the Company's Charter contains certain restrictions on the ownership of Shares by foreign persons. The Company's Charter, among other things, (i) prohibits foreign persons from collectively having beneficial ownership of more than 10% of the voting securities of the Company, (ii) prohibits persons having a significant commercial relationship with a foreign enrichment provider, as well as foreign enrichment providers and their affiliates, from beneficially owning any securities of the Company and (iii) contains certain enforcement mechanisms with respect to the foreign ownership restrictions, including information requirements, suspension of voting rights and/or the refusal to recognize the transfer on the record books of the Company, and redemption provisions. See "Description of Capital Stock -- Foreign Ownership Restrictions."

CERTAIN CONTINUING ARRANGEMENTS INVOLVING THE U.S. GOVERNMENT AFTER
PRIVATIZATION

     Set forth below is a brief summary of certain of the more significant arrangements between the U.S. Government and the Company which will continue to exist after the Privatization. These arrangements are described in more detail under the "Business" section of this Prospectus.

     The Government Oversight Committee. In connection with the Privatization, the U.S. Government has established an enrichment oversight committee (the "Oversight Committee") which monitors and coordinates U.S. Government efforts with respect to the post-Privatization USEC in furtherance of (i) the full implementation of the government-to-government agreement relating to the disposition of Russian HEU, (ii) the application of statutory, regulatory and contractual restrictions on foreign ownership, control or influence of USEC,
(iii) the development and implementation of U.S. Government policy regarding uranium enrichment and related technologies, processes and data, and (iv) the collection and dissemination of information within the U.S. Government relevant to the foregoing objectives. The Company has entered into a memorandum of agreement with DOE which establishes annual and quarterly reporting requirements for the Company in support of the Oversight Committee's purposes.

     Executive Agent Memorandum of Agreement. USEC has been designated as the Executive Agent of the United States under a government-to-government agreement between the United States and the Russian Federation to purchase approximately 92 million SWU derived from 500 metric tons of HEU recovered from nuclear weapons of the former Soviet Union for use in commercial electricity production. Under the Executive Agent MOA, the Company can be terminated, or resign, as the U.S. Executive Agent upon 30-days notice; however, the Company would nonetheless have the right and the obligation to purchase SWU that is to be delivered during the calendar year of the date of termination and the following calendar year. See "Risk Factors -- Risks Associated with Purchases Under the Russian HEU Contract" and "Business -- Russian HEU Contract."

     Liabilities Memorandum of Agreement. The Privatization Act allocates the responsibility for certain liabilities between the Company and the U.S. Government, generally providing that liabilities arising from operations of the Company after the Privatization are liabilities of the Company, and liabilities attributable to operations of the Company and the predecessor government agencies prior to the Privatization remain liabilities of the U.S. Government. The one exception to this general allocation relates to certain liabilities of the Company arising from operations between the Transition Date and the Privatization Date that the Company will retain pursuant to a memorandum of agreement (the "Liabilities MOA") between the Company and the Office of Management and Budget ("OMB"). Under the Liabilities MOA, the Company has assumed certain liabilities, which were estimated to total $67.6 million at March 31, 1998, relating to pension and post-retirement health benefits, obligations for shutdown and demolition costs under the power purchase agreements and waste disposal costs, which are included as liabilities on the Company's balance sheet at March 31, 1998.

     Lease Agreement For Production Facilities. The Company leases the GDPs from DOE under a lease agreement (the "Lease Agreement") for nominal rent, with options for indefinite extensions. The Company also provides services to DOE for environmental restoration, waste management and other activities at the GDPs for which it is currently reimbursed at cost. See "Business -- Lease Agreement."

     Treasury Agreement Regarding Ownership and Operation of the GDPs and Certain Other Matters. The Company has entered into the Treasury Agreement, pursuant to which the Company has made the following commitments, among others:
(a) to abide by the Privatization Act provisions, including the provision which prohibits the sale of more than 10% of the outstanding voting stock to any one person for a three-year period after the Privatization; (b) not to sell or transfer all or substantially all of the uranium enrichment assets or operations of the Company during the three-year period after the Privatization; (c) to the extent commercially practicable, to (i) take steps reasonably calculated in good faith to ensure that workforce reductions at the GDPs through fiscal year 2000 are conducted in a manner consistent with the Company's strategic plan, do not exceed 500 employees, and are effected in substantially equal parts in each of fiscal years 1999 and 2000, (ii) in each of fiscal years 1999 and 2000, seek to achieve such workforce reductions through a program of voluntary separation before instituting a program of involuntary separation, and (iii) with respect to such workforce reductions, provide benefits and take other measures to minimize workforce disruptions that are no less favorable to the workforce than would have been the case prior to the Privatization and that are in accordance with an agreement between the Company and DOE concerning worker assistance; and
(d) to continue operation of the GDPs until at least January 1, 2005, subject to the following exceptions: (i) the occurrence of any event beyond the reasonable control of USEC, such as fires, floods, or acts of God, that prevents the continued operation of a plant by USEC; (ii) if the Operating Margin (as defined below) of USEC is less than 10% in a twelve consecutive month period; (iii) if the long-term corporate credit rating of USEC is, or is reasonably expected in the next twelve months to be, downgraded below an investment grade rating; (iv) if the Operating Interest Coverage Ratio (as defined below) of USEC is less than 2.5x in a twelve consecutive month period; (v) if there is a decrease in annual worldwide demand for SWU to less than 28 million SWU; or (vi) if there is a decrease in the average price for all SWU under the Company's long-term firm contracts to less than $80 per SWU (in 1998 dollars). Operating Margin is defined in the Treasury Agreement to mean (x) earnings plus interest, taxes and any extraordinary, nonrecurring charges divided by (y) total revenue; Operating Interest Coverage Ratio is defined to mean (x) earnings plus interest and taxes divided by (y) gross interest expense. See "Risk Factors -- Risks Associated with Enrichment Operations." None of the exceptions set forth in the foregoing subsections (d)(i) through (d)(vi) is currently applicable, and, based on information known to the Company, the Company currently does not believe that any of these subsections would be applicable prior to January 1, 2005.

     The Treasury Agreement also provides that USEC shall enter into an agreement with its officers and directors whereby they will agree not to, and to use their best efforts to cause their family members not to, acquire any Shares or other securities convertible into or exchangeable for shares of Common Stock for 180 days following consummation of the Offering.

     Electricity Memorandum of Agreement. The Company has entered into a memorandum of agreement (the "Electricity MOA") with DOE pursuant to which DOE transferred the benefits of its power purchase agreements with Electric Energy, Inc. ("EEI") and Ohio Valley Electric Corporation ("OVEC") to USEC, although DOE remains the named purchaser under such power purchase agreements. See
"Business -- Power."

     Certain Transfers from DOE. Under the Privatization Act, DOE is required to transfer to the Company, at no cost, up to 50 metric tons of HEU (representing
3.4 million SWU and 5,000 metric tons of natural uranium) and up to 7,000 metric tons of natural uranium. The Company received the 7,000 metric tons of natural uranium in April 1998, and expects to receive the 50 metric tons of HEU over the period September 1998 to September 2003. In May 1998, the Company also received an additional 3,800 metric tons of natural uranium and 45 metric tons of LEU (representing 280,000 SWU and 453 metric tons of natural uranium) to settle DOE's liabilities for certain nuclear safety upgrade costs and to satisfy certain remaining obligations of DOE to the Company. See "Business -- Natural Uranium and HEU from DOE."

     Agreement Regarding AVLIS Research. AVLIS research, development and demonstration is conducted at Lawrence Livermore National Laboratory ("LLNL") in Livermore, California under DOE's management and operations contract with the University of California. Inventions that result from the AVLIS research and development effort funded by the Company will be owned by the Company. See "Business -- Advanced Laser-Based Technology."

     Depleted UF(6) Memorandum of Agreement. The Company has entered into a Memorandum of Agreement (the "Depleted UF(6) MOA") with DOE pursuant to which title to depleted UF(6) generated by USEC before the Privatization will be transferred to DOE on the Privatization Date in accordance with the Privatization Act.

     DOE Agreement Regarding Depleted UF(6) Disposal. The Company has entered into an agreement with DOE pursuant to which USEC will pay DOE $50.0 million from its account at the U.S. Treasury prior to the Privatization in consideration for a commitment by DOE to assume responsibility for a certain amount of depleted UF(6) generated by the Company after the Privatization Date over the period from the Privatization Date up to 2005.

     DOE Agreement Regarding Certain Worker Benefits. Pursuant to an agreement between the Company and DOE, up to an additional $20.0 million of the Company's pre-Privatization funds will be used to provide certain GDP worker transition assistance benefits related to any GDP workforce reductions occurring after the Privatization. These assistance benefits would be in addition to workers' pre-existing severance benefits. The use of this $20.0 million from the Company's pre-Privatization funds would not impact the Company's retention of $50.0 million in cash from the borrowings under the Credit Facility.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale by the U.S. Government of the Shares in the Offering except for the proceeds, if any, resulting from the U.S. Underwriters' exercise of their over-allotment option. The net proceeds to the U.S. Government from the Offering will be $1.38 billion after deducting underwriting discounts and commissions. The expenses of the Offering, estimated at $5.3 million, will be paid out of USEC's account at the U.S. Treasury. If the U.S. Underwriters exercise their over-allotment option in full, the net proceeds to the Company will be $138.3 million. The Company will be required pursuant to the provisions of the Credit Facility to use $75.0 million of the net proceeds from the exercise of the over-allotment option to reduce indebtedness; any remaining balance of proceeds from the exercise of the over-allotment option will be used for general corporate purposes.

                         DIVIDENDS AND DIVIDEND POLICY

     During fiscal years 1994, 1995, 1996, 1997 and the nine months ended March 31, 1998, pursuant to the provisions of the Energy Policy Act, the Company paid dividends to the U.S. Treasury of $30.0 million, $55.0 million, $120.0 million, $120.0 million, and $120.0 million, respectively. In fiscal 1997, USEC transferred to DOE uranium purchased at a cost of $160.4 million under the Russian HEU Contract. In addition, at the closing of the Offering, the Company will pay the U.S. Treasury the Exit Dividend. Upon the consummation of the Offering, neither the Energy Policy Act nor the Privatization Act will govern the Company's payment of dividends, as the Company will become a Delaware-chartered corporation. The Company intends to pay annual cash dividends on outstanding Shares at an initial rate of $1.10 per Share. The initial quarterly dividend is anticipated to be $.275 per Share, payable in the quarter ended December 31, 1998, subject to the Company's earnings, financial condition and cash requirements at the time such payment is considered. Any declaration of dividends will be subject to the discretion of the Board of Directors of the Company and to certain limitations under the DGCL. The timing, amount and form of dividends, if any, will depend, among other things, on the Company's results of operations, financial condition, cash requirements, any restrictions imposed by financing arrangements and any other factors deemed relevant by the Board of Directors at that time.

                                    DILUTION

     The sale of the 100,000,000 Shares pursuant to the Offering will not result in any change to the Company's net tangible pro forma book value per Share. The following table compares the offering price per Share with net tangible pro forma book value per Share:

Offering price per Share....................................  $14.25(1)
                                                              ------
Net tangible pro forma book value per Share as of March 31,
  1998(2)...................................................  $11.67(3)
                                                              ------
Excess of offering price over net tangible pro forma book
  value per Share...........................................  $ 2.58
                                                              ======

---------------

(1) Before deducting underwriting discounts and commissions and expenses of the Offering.

(2) After giving effect to the Exit Dividend, the transfers of uranium from DOE, the transfer of responsibility to DOE for the disposition of depleted UF(6) generated by the Company since July 1, 1993 up to the Privatization Date, and other adjustments. See "Pro Forma Financial Information -- Pro Forma Balance Sheet."

(3) Represents the amount of total tangible assets less total liabilities, divided by the 100,000,000 Shares issued and outstanding immediately following the Privatization. The number of Shares issued and outstanding assumes the U.S. Underwriters' over-allotment option is not exercised.

                                 CAPITALIZATION

     The following table sets forth the actual and as adjusted cash and capitalization of the Company as of March 31, 1998, after giving effect to a combination of short- and long-term borrowings of $550.0 million at consummation of the Offering (the "Borrowing"), the Exit Dividend, the transfers of uranium from DOE, the transfer of responsibility to DOE for the disposition of depleted UF(6) generated by the Company since July 1, 1993 up to the Privatization Date, and other adjustments. See "Pro Forma Financial Information -- Pro Forma Balance Sheet."

                                                                          AS OF
                                                                     MARCH 31, 1998
                                                            ---------------------------------
                                                              ACTUAL            AS ADJUSTED
                                                            -----------        --------------
                                                            (MILLIONS, EXCEPT PER SHARE DATA)
Cash......................................................   $1,259.6             $   50.0
                                                             ========             ========
Short-term debt...........................................   $     --             $  400.0(1)
                                                             ========             ========
Long-term debt............................................         --             $  150.0(1)
Stockholder's equity:
  Preferred stock, par value $1.00 per share, 25,000,000
     shares authorized; no shares issued..................         --                   --
  Common stock, par value $.10 per share, 250,000,000
     shares authorized; 100,000,000 Shares issued and
     outstanding(2).......................................       10.0                 10.0
  Excess of capital over par value........................    1,040.1              1,156.8
  Retained earnings.......................................    1,049.1                   --
                                                             --------             --------
          Total stockholder's equity......................    2,099.2              1,166.8
                                                             --------             --------
          Total capitalization............................   $2,099.2             $1,316.8
                                                             ========             ========

---------------

(1) Following the Privatization, the Company may refinance all or a portion of the borrowings with funds raised in the public or private securities markets. The Company will be required pursuant to the provisions of the Credit Facility to use $75.0 million of the net proceeds, if any, from the exercise of the over-allotment option to reduce indebtedness.

(2) The number of Shares issued and outstanding assumes the U.S. Underwriters' over-allotment option is not exercised.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the Financial Statements, and notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus. Selected financial data as of and for the fiscal years ended June 30, 1994, 1995, 1996 and 1997 have been derived from the audited Financial Statements of the Company included elsewhere in this Prospectus and have been audited by Arthur Andersen LLP, independent public accountants, whose report thereon is also included elsewhere in this Prospectus. The Statement of Income Data for the nine months ending March 31, 1998, and balance sheet data as of March 31, 1998, have been derived from the Company's unaudited financial statements that have been prepared on the same basis as the audited Financial Statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. The results are not necessarily indicative of the results of operations expected for the full year.

                            SELECTED FINANCIAL DATA
                                   (MILLIONS)

                                                                                                        NINE MONTHS
                                                             YEARS ENDED JUNE 30,                     ENDED MARCH 31,
                                                 --------------------------------------------      ---------------------
                                                   1994       1995       1996          1997          1997         1998
                                                 --------   --------   --------      --------      --------     --------
                                                                                                        (UNAUDITED)
STATEMENT OF INCOME DATA
Revenue:
  Domestic.....................................  $  831.8   $1,001.9   $  901.6      $  950.8      $  680.9     $  646.0
  Foreign......................................     571.5      608.8      511.2         627.0         443.5        410.7
                                                 --------   --------   --------      --------      --------     --------
                                                  1,403.3    1,610.7    1,412.8       1,577.8       1,124.4      1,056.7
Cost of sales..................................     983.3    1,088.1      973.0       1,162.3         833.4        792.2
                                                 --------   --------   --------      --------      --------     --------
Gross profit...................................     420.0      522.6      439.8         415.5         291.0        264.5
Other operating expenses:
  Project development costs....................      44.9       49.0      103.6         141.5         107.5        103.0
  Selling, general and administrative..........      21.4       27.6       36.0          31.8          25.7         24.8
  Other (income) expense, net..................       3.3       (1.5)      (3.9)         (7.9)         (4.3)        (5.3)
                                                 --------   --------   --------      --------      --------     --------
Net income.....................................  $  350.4   $  447.5   $  304.1      $  250.1      $  162.1     $  142.0
                                                 ========   ========   ========      ========      ========     ========
OPERATING DATA
SWU Sold.......................................      11.8       13.8       11.8          13.5           9.7          8.8
SWU Produced...................................      10.4       13.6       10.6          10.3           7.7          6.6
SWU Purchased(1)...............................        .7        1.2        2.0           3.1           2.4          3.8
Power used (MWh)...............................      25.3       32.6       25.7          27.4          20.5         16.0
Power costs as a percent of production costs...        55%        58%        55%           59%           59%          53%
Net cash provided by operating activities......  $  626.8   $  540.2   $  119.7      $  356.1      $  314.5     $  199.1
Net cash used in investing activities--capital
  expenditures.................................  $   48.6   $   27.5   $   15.6      $   25.8      $   15.9     $   20.5
Cash outlays for major overhaul projects(2)....  $    4.4   $   12.2   $   15.8      $   14.3      $   11.5     $    8.3
Net cash (provided) used in financing
  activities...................................  $  (22.6)  $   20.7   $  206.1(3)   $  194.3(3)   $  194.3(3)  $  180.0
Dividends and transfers to U.S. Government.....  $   30.0   $   55.0   $  206.1(3)   $  194.3(3)   $  194.3(3)  $  120.0

---------------
(1) Principally SWU purchased under the Russian HEU Contract.
(2) Represents cash payments against accrued liabilities for major overhaul projects. The Company includes costs for major overhaul projects in production costs.
(3) Includes uranium purchased at a cost of $86.1 million in fiscal 1996 and $74.3 million in fiscal 1997 under the Russian HEU Contract and transferred to DOE as a return of capital. All dividends to the U.S. Government have been paid in cash.

                                                                                                              AS OF
                                                                           AS OF JUNE 30,                   MARCH 31,
                                                              -----------------------------------------    ------------
                                                                1994       1995       1996       1997          1998
                                                              --------   --------   --------   --------    ------------
                                                                                                           (UNAUDITED)
BALANCE SHEET DATA
Cash held at U.S. Treasury..................................  $  735.0   $1,227.0   $1,125.0   $1,261.0      $1,259.6
Inventories:
  Current assets:
    SWU.....................................................  $  500.6   $  517.7   $  586.8   $  573.8      $  656.2
    Uranium(1)..............................................     158.6      165.5      150.3      131.5         164.8
    Materials and supplies..................................      17.0       19.8       15.7       12.4          25.8
  Long-term assets -- uranium...............................     103.6      115.5      199.7      103.6         103.6
                                                              --------   --------   --------   --------      --------
        Inventories, net....................................  $  779.8   $  818.5   $  952.5   $  821.3      $  950.4
                                                              ========   ========   ========   ========      ========
Total assets................................................  $2,798.9   $3,216.8   $3,356.0   $3,456.6      $3,138.0
Long-term obligations(2)....................................     191.4      383.2      427.4      451.8         511.8
Stockholder's equity........................................   1,545.0    1,937.5    2,121.6    2,091.3       2,099.2

---------------
(1) Excludes uranium provided by and owed to customers.
(2) Long-term obligations include accrued liabilities for depleted UF(6) disposition costs in the amounts of $93.0 million, $212.4 million, $303.0 million, $336.4 million and $384.6 million at June 30, 1994, 1995, 1996 and 1997, and March 31, 1998, respectively.

                          PRO FORMA FINANCIAL INFORMATION

     The Pro Forma Statements of Income have been prepared as if the Offering, the Borrowing, and the Exit Dividend occurred at the beginning of the periods indicated. The Pro Forma Balance Sheet has been prepared as if the Offering, the Borrowing, the Exit Dividend, the transfers of uranium from DOE and the transfer of responsibility to DOE for the disposition of depleted UF(6) generated by the Company since July 1, 1993 up to the Privatization Date occurred on March 31, 1998. Pro Forma Financial Information is unaudited and is not necessarily indicative of the results that would have actually occurred if the transactions had been consummated at the dates indicated or results which may be attained in the future.

     The pro forma adjustments and notes thereto are based upon available information and certain assumptions that management believes are reasonable. Pro Forma Financial Information should be read in conjunction with the audited Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

     The pro forma share and per share information is based on 100,000,000 Shares issued and outstanding.

                         PRO FORMA STATEMENTS OF INCOME
                       (MILLIONS, EXCEPT PER SHARE DATA)

                                           YEAR ENDED JUNE 30, 1997              NINE MONTHS ENDED MARCH 31, 1998
                                    --------------------------------------    --------------------------------------
                                                 PRO FORMA                                 PRO FORMA
                                     ACTUAL     ADJUSTMENTS     PRO FORMA      ACTUAL     ADJUSTMENTS     PRO FORMA
                                    --------    -----------    -----------    --------    -----------    -----------
                                                               (UNAUDITED)                               (UNAUDITED)
Revenue...........................  $1,577.8      $    --       $1,577.8      $1,056.7      $   --        $1,056.7
Cost of sales.....................   1,162.3           --        1,162.3         792.2          --           792.2
                                    --------      -------       --------      --------      ------        --------
Gross profit......................     415.5           --          415.5         264.5          --           264.5
Other operating expenses:
  Project development costs.......     141.5           --          141.5         103.0          --           103.0
  Selling, general and
    administrative................      31.8           --           31.8          24.8          --            24.8
  Other (income) expense, net.....      (7.9)        35.3(1)        27.4          (5.3)       27.1(1)         21.8
                                    --------      -------       --------      --------      ------        --------
Income before income taxes........     250.1        (35.3)         214.8         142.0       (27.1)          114.9
Provision for income taxes........        --         81.6(2)        81.6            --        43.7(2)         43.7
                                    --------      -------       --------      --------      ------        --------
Net income........................  $  250.1      $(116.9)      $  133.2      $  142.0      $(70.8)       $   71.2
                                    ========      =======       ========      ========      ======        ========
Net income per share -- basic.....                              $   1.33                                  $    .71
Average Shares outstanding........                                 100.0                                     100.0

---------------

(1) The pro forma adjustment increasing other expense, net, reflects interest expense at weighted average interest rates of 6.4% for fiscal 1997 and 6.6% for the nine months ended March 31, 1998, on $550.0 million of debt to be incurred simultaneously with the consummation of the Offering. USEC's cash is held at the U.S. Treasury and does not earn interest, and there is no pro forma adjustment for interest income that may be earned on cash and cash equivalents.

(2) USEC is exempt from federal, state and local income taxes. Upon consummation of the Offering, the Company will no longer be exempt. The pro forma provision for income taxes reflects an assumed effective income tax rate of 38%. See Note 5 of the Notes to the Pro Forma Balance Sheet appearing elsewhere in this Prospectus.

                      PRO FORMA BALANCE SHEET (UNAUDITED)
                       (MILLIONS, EXCEPT PER SHARE DATA)

                                                                       AS OF MARCH 31, 1998
                                                              ---------------------------------------
                                                                           PRO FORMA
                                                               ACTUAL     ADJUSTMENTS    PRO FORMA(1)
                                                              --------    -----------    ------------
ASSETS
Current Assets
  Cash held at U.S. Treasury................................  $1,259.6     $  550.0 (2)    $   50.0
                                                                              (50.0)(3)
                                                                           (1,709.6)(4)
  Accounts receivable -- customers..........................     222.5           --           222.5
  Receivables from DOE......................................     134.5       (119.1)(5(i))     15.4
  Inventories:
    Separative Work Units...................................     656.2        144.9 (5)       801.1
    Uranium.................................................     164.8           --           164.8
    Uranium provided by customers...........................     321.4           --           321.4
    Materials and supplies..................................      25.8           --            25.8
                                                              --------     --------        --------
      Total Inventories.....................................   1,168.2        144.9         1,313.1
  Payments for future deliveries under Russian HEU
    Contract................................................      98.0           --            98.0
  Other.....................................................      30.9           --            30.9
                                                              --------     --------        --------
         Total Current Assets...............................   2,913.7     (1,183.8)        1,729.9
Property, Plant and Equipment, net..........................     120.7           --           120.7
Other Assets
  Deferred income taxes.....................................        --         71.6 (6)        71.6
  Prepaid asset.............................................        --         50.0 (3)        50.0
  Uranium inventories.......................................     103.6        349.6 (5)       453.2
                                                              --------     --------        --------
         Total Other Assets.................................     103.6        471.2           574.8
                                                              --------     --------        --------
Total Assets................................................  $3,138.0     $ (712.6)       $2,425.4
                                                              ========     ========        ========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
  Short-term debt...........................................  $     --     $  400.0 (2)    $  400.0
  Accounts payable and accrued liabilities..................     128.8           --           128.8
  Payables to DOE...........................................      15.1           --            15.1
  Uranium owed to customers.................................     321.4           --           321.4
  Payable to Russian Federation for purchases...............      61.7           --            61.7
  Nuclear safety upgrade costs..............................        --         54.4 (5(i))     54.4
                                                              --------     --------        --------
         Total Current Liabilities..........................     527.0        454.4           981.4
Long-term debt..............................................        --        150.0 (2)       150.0
Other Liabilities
  Advances from customers...................................      34.0           --            34.0
  Depleted UF(6) disposition costs..........................     384.6       (384.6)(7)          --
  Other liabilities.........................................      93.2           --            93.2
                                                              --------     --------        --------
         Total Other Liabilities............................     511.8       (384.6)          127.2
Stockholder's Equity
  Preferred stock, par value $1.00 per share, 25,000,000
    shares authorized, none issued..........................        --           --              --
  Common stock, par value $.10 per share, 250,000,000 shares
    authorized, 100,000,000 Shares issued and outstanding...      10.0           --            10.0
  Excess of capital over par value..........................   1,040.1       (588.9)(4)     1,156.8
                                                                              321.0 (5)
                                                                              384.6 (7)
  Retained earnings.........................................   1,049.1     (1,120.7)(4)          --
                                                                               71.6 (6)
                                                              --------     --------        --------
         Total Stockholder's Equity.........................   2,099.2       (932.4)        1,166.8
                                                              --------     --------        --------
Total Liabilities and Stockholder's Equity..................  $3,138.0     $ (712.6)       $2,425.4
                                                              ========     ========        ========

                        NOTES TO PRO FORMA BALANCE SHEET

(1) The pro forma balance sheet has been prepared using historical costs for assets and liabilities.

(2) The pro forma adjustment increasing cash by $550.0 million, short-term debt by $400.0 million, and long-term debt by $150.0 million reflects borrowings at consummation of the Offering. Immediately before the Privatization, the Company expects to enter into a loan agreement consistent with the terms of a commitment letter (the "Commitment Letter") which sets forth terms of a new credit facility (the "Credit Facility"). Based on the Commitment Letter, it is anticipated that the Credit Facility will be comprised of three tranches. Tranche A will consist of a 364-day revolving credit facility for $400.0 million. Tranche B will be a 364-day revolving credit facility for $150.0 million which is convertible, at the Company's option, into a one-year term loan. Simultaneous with the Privatization, the Company plans to borrow $550.0 million under Tranche A and Tranche B, transfer $500.0 million of such proceeds to the U.S. Treasury and retain $50.0 million in cash from the $550.0 million of borrowings. The third tranche, Tranche C, will be a five-year revolving credit facility for $150.0 million for working capital and general corporate purposes. Indebtedness outstanding under the Credit Facility will bear interest at a rate equal to, at the Company's option (i) the London Interbank Offered Rate ("LIBOR") plus an "Applicable Eurodollar Margin," or (ii) the Base Rate (as defined in the Commitment Letter). The Applicable Eurodollar Margin will be based on the Company's credit rating as reflected on a pricing grid attached to the Commitment Letter. The Company will also incur certain fees in connection with borrowings, as set forth in the Commitment Letter. The Company expects to enter into the Credit Facility on terms commensurate with it having an investment grade credit rating.

          The Credit Facility will require the Company to comply with certain financial covenants, including a minimum net worth and a debt to total capitalization ratio, as well as other customary conditions and covenants, including restrictions on borrowings by subsidiaries. The failure to satisfy any of the covenants would constitute an event of default under the Credit Facility. The Credit Facility will also include other customary events of default, including without limitation, nonpayment, misrepresentation in a material respect, cross-default to other indebtedness, bankruptcy, Employee Retirement Income Security Act of 1974, as amended ("ERISA"), judgments and change of control.

          On a pro forma basis, as adjusted for the $550.0 million of indebtedness under the Credit Facility and other Privatization transactions, the Company's total debt-to-capitalization ratio was 32%, as adjusted to include short-term debt, at March 31, 1998. Following the Privatization, the Company may refinance all or a portion of the borrowings under the Credit Facility with funds raised in the public or private securities markets. If the over-allotment option granted to the U.S. Underwriters is exercised, the Company will be required pursuant to the provisions of the Credit Facility to use $75.0 million of the net proceeds from the exercise of the over-allotment option to reduce outstanding indebtedness; any remaining balance of proceeds from the exercise of the over-allotment option will be used for general corporate purposes.

          The Credit Facility will be subject to certain terms and conditions, including without limitation, negotiation, execution and delivery of definitive financing agreements, in each case containing terms and conditions, representations and warranties, covenants, indemnifications, events of default and conditions to lending. There can be no assurance as to whether the Credit Facility will be entered into or as to whether the Credit Facility will contain the terms and conditions described above, and such may contain terms and conditions more favorable or less favorable to the Company than set forth above.

(3) The pro forma adjustment increasing prepaid assets assumes that a cash payment of $50.0 million to DOE, pursuant to an agreement with DOE, had occurred as of March 31, 1998. Under the agreement, DOE committed to assume responsibility for disposal of a certain amount of depleted UF(6) generated by the Company from its operations at the GDPs over the period from the Privatization Date to 2005. The prepaid asset will be amortized as a charge against production cost over the six-year period.

(4) The pro forma adjustment reducing cash and stockholder's equity by $1,709.6 million reflects the payment of the Exit Dividend of the Company's cash balance, which includes the $550.0 million in borrowings under the Credit Facility, to the U.S. Treasury at consummation of the Offering, except for $50.0 million to be retained by the Company for working capital purposes. The amount of the Exit

    Dividend in excess of the Company's retained earnings has been recorded as a reduction of excess of capital over par value.

          Pursuant to an agreement between the Company and DOE, up to an additional $20.0 million of the Company's pre-Privatization funds will be used to provide certain GDP worker transition assistance benefits related to any GDP workforce reductions occurring after the Privatization. These assistance benefits would be in addition to workers' pre-existing severance benefits. The use of this $20.0 million from the Company's pre-Privatization funds would not impact the Company's retention of $50.0 million in cash from the borrowings under the Credit Facility.

(5) The pro forma adjustments increasing inventories assume that transfers of SWU and uranium from DOE to USEC pursuant to provisions of the Energy Policy Act, the Privatization Act and Memoranda of Agreement with DOE had occurred, resulting in an increase of $321.0 million to stockholder's equity for the contribution to USEC's capital:

                                           SEPARATIVE WORK UNITS   URANIUM   TOTAL
                                           ---------------------   -------   ------
Transfer of 45 metric tons of LEU(i).....         $ 14.0           $ 11.3    $ 25.3
Transfer of 3,800 metric tons of
  uranium(i).............................             --             95.0      95.0
Transfer of .8 metric tons of HEU(i).....           17.1              5.3      22.4
Transfer of 7,000 metric tons of
  uranium(ii)............................             --            175.0     175.0
Transfer of 50 metric tons of HEU(iii)...          113.8             63.0     176.8
                                                  ------           ------    ------
                                                  $144.9           $349.6    $494.5
                                                  ======           ======    ======

         (i) Represents transfers of 45 metric tons of LEU, 3,800 metric tons of uranium, and .8 metric tons of HEU in May and June 1998, based on DOE's historical costs, to complete DOE's reimbursement to USEC for nuclear safety upgrade costs, the settlement of the remaining transition obligation of $19.6 million, and settlement of other receivables. Nuclear safety upgrade cost reimbursements are set at $220.0 million under the settlement of the reimbursement obligation. The transfers as of March 31, 1998 are assumed to reduce receivables from DOE by $119.1 million and result in an accrued liability of $54.4 million representing the estimated completion costs for nuclear safety upgrades to be funded by the Company.

         (ii) Represents 7,000 metric tons of natural uranium at $175.0 million, based on DOE's historical costs, transferred from DOE to USEC in April 1998 under the Privatization Act.

        (iii) In April 1998, pursuant to the Privatization Act, DOE and the Company signed a Memorandum of Agreement under which DOE is scheduled to transfer 50 metric tons of HEU metal and oxide to the Company in installments over the period September 1998 to September 2003. The pro forma adjustments increase SWU inventories by $113.8 million (3.4 million SWU) and increase uranium inventories by $63.0 million (5,000 metric tons of uranium) based on the Company's estimate of net realizable value which is lower than DOE's historical cost. Because USEC will receive the 50 metric tons of HEU in metal and oxide form, a significant factor affecting net realizable value is the Company's estimate of future processing and blending costs required to be incurred to downblend and convert the HEU metal and oxide into a form suitable for sale to the Company's utility customers.

(6) The Company will transition to taxable status upon the Privatization. The Energy Policy Act does not specify how the Company would determine the tax bases of its assets and liabilities. However, the Company believes future tax consequences of temporary differences between the carrying amounts for financial reporting purposes and the Company's estimate of the tax bases of its assets and liabilities would result in deferred income tax benefits of $71.6 million, primarily due to the accrual of certain liabilities that will be deducted for income tax purposes in future years and temporary differences from the capitalization of inventory costs.

    The Company expects that a deferred income tax benefit will be recorded in connection with its transition to taxable status as a nonrecurring reduction to the provision for income taxes following the Offering. The deferred tax benefit arising from the Company's transition to taxable status is not reflected in pro forma net income for the year ended June 30, 1997, or the nine months ended March 31, 1998.

(7) Under the Privatization Act and the Depleted UF(6) MOA, responsibility for the disposition of depleted UF(6) generated by the Company from the Transition Date to the Privatization Date is transferred to DOE. The pro forma adjustment of $384.6 million reducing the accrued liability for depleted UF(6) disposition costs assumes the transfer as of March 31, 1998, with a corresponding increase to stockholder's equity.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements and notes thereto appearing elsewhere in this Prospectus.

OVERVIEW

     USEC, a global energy company, is the world leader in the production and sale of uranium fuel enrichment services for commercial nuclear power plants, with approximately 75% of the North America market and 40% of the world market. Uranium enrichment is a critical step in transforming natural uranium into fuel for nuclear reactors to produce electricity. Based on customers' estimates of their requirements, at March 31, 1998, the Company had long-term requirements contracts with utilities to provide uranium enrichment services aggregating $3.2 billion through fiscal 2000 and $7.4 billion through fiscal 2009.

     The Company is the Executive Agent of the U.S. Government under a government-to-government agreement to purchase SWU recovered from dismantled nuclear weapons from the former Soviet Union for use in commercial electricity production. As the leading U.S. provider of enrichment services, the Company believes that it is best positioned to act as U.S. Executive Agent under the Russian HEU Contract because it can introduce SWU from Russian HEU in a manner that is not disruptive to an orderly market and ensures the reliability and continuity of supply to enrichment customers. The Company's cost of sales has been, and will continue to be, adversely affected by amounts paid to purchase SWU under the Russian HEU Contract at prices which are substantially higher than its marginal production cost at the GDPs. In addition, as the volume of Russian SWU purchases has increased, the Company has operated the GDPs at lower production levels resulting in higher unit production costs. Pursuant to the Russian HEU Contract, Russian SWU purchases will peak in calendar year 1999 at
5.5 million SWU per year and are expected to remain at that level thereafter.

     The Company's agreements with electric utilities are generally long-term requirements contracts under which customers are obligated to purchase a specified percentage of their requirements for uranium enrichment services. Customers, however, are not obligated to make purchases or payments if they do not have any requirements. The stated term of contracts transferred by DOE to the Company on the Transition Date is 30 years, although future purchase obligations thereunder may be terminated by, among other things, giving 10 years' notice, although the Company has allowed shorter notice periods. The terms of newer contracts entered into by the Company since the Transition Date range from 3 to 11 years and do not typically provide for advance termination rights. The Company believes that the trend for contracts with shorter terms will continue, with the newer contracts generally containing terms in the range of 3 to 7 years.

     The Company's revenue and operating results can fluctuate significantly from quarter-to-quarter, and in some cases, year-to-year. Customer requirements are determined by refueling schedules for nuclear reactors, which generally range from 12 to 18 months (or in some cases up to 24 months), and are in turn affected by, among other things, the seasonal nature of electricity demand, reactor maintenance, and reactors beginning or terminating operations. Utilities typically schedule the shutdown of their reactors for refueling to coincide with the low electricity demand periods of spring and fall. Thus, some reactors are scheduled for fall refueling, spring refueling or for 18-month cycles alternating between both seasons. In addition, USEC provides customers a window ranging from 10 to 30 days to take delivery of ordered product. The timing of larger orders for initial core requirements for new nuclear reactors also can affect operating results. Refueling orders are large, typically averaging $14.0 million per customer order for the Company's uranium enrichment services. The Company plans its cash outlays for power and other production costs, a significant portion of which is fixed in the short term, on the basis of meeting customer orders and achieving revenue targets for the year. As a result, a relatively small change in the timing of customer orders may cause earnings and cash flow results to be substantially above or below expectations. Notwithstanding this variability, the Company has significant backlog based on customers' estimates of their requirements for uranium enrichment services.

     USEC was established by the Energy Policy Act as a wholly-owned government corporation to take over the U.S. Government's uranium enrichment operation as the first step toward Privatization and began operations in 1993. Since the Transition Date, USEC has adopted a series of private sector management practices. The financial statements of the Company, which are discussed below, are not necessarily indicative of the results of operations and financial position in the future or what the results of operations and financial position would have been had the Company been a private sector stand-alone entity during the periods presented.

     Revenue. Substantially all of the Company's revenue is derived from the sale of uranium enrichment services, denominated in SWU. Although customers may buy enriched uranium product without having to supply uranium, virtually all of the Company's contracts are for enriching uranium provided by customers. Because orders for enrichment to refuel customer reactors occur once in 12, 18 or 24 months, the percentage of revenue attributable to any customer or group of customers from a particular geographic region can vary significantly quarter-by-quarter or year-by-year. However, customer requirements and orders over the longer term are more predictable. The Company estimates that about two-thirds of the nuclear reactors under contract operate on refueling cycles of 18 months or less, and the remaining one-third operate on refueling cycles greater than 18 months.

     Revenue could be negatively impacted by NRC actions suspending operations at domestic reactors under contract with the Company. In addition, business decisions by utilities that take into account economic factors, such as the price and availability of alternate fossil fuels, the need for generating capacity and the cost of maintenance could result in suspended operations or early shutdowns of some reactors under contract with the Company.

     The Company's financial performance over time can also be significantly affected by changes in the market price for SWU. SWU prices have been declining reflecting the trend toward lower prices and shorter contracts in the highly competitive uranium enrichment market. The Company believes that its willingness to provide flexible contract terms has been instrumental in its ability to successfully compete for and capture open demand. The Company also believes that the advent of shorter contract terms is an industry-wide phenomenon; utilities have been experiencing rapid changes in their industry and have been less willing to enter into extended obligations. This trend toward shorter contract terms requires that the Company, as well as its competitors, pursue new sales with greater frequency. The general effect of this is to increase the level of competition among uranium enrichment suppliers for new SWU commitments. See "Risk Factors -- Competition; Currency Exchange Rates; Trend Toward Lower Pricing."

     The Company's enrichment contracts are denominated in U.S. dollars, and while the Company's revenue is not directly affected by changes in the foreign exchange rate of the U.S. dollar, the Company may have a competitive price disadvantage or advantage depending upon the strength or weakness of the U.S. dollar. This is because the Company's primary competitors' costs are in the major European currencies. From January 1, 1996 to March 31, 1998, the U.S. dollar appreciated 26% versus the French franc and 14% versus the basket of currencies used by Urenco. This has allowed the European competitors to price international sales lower than the Company while retaining the same value of local funds. For contracts for new commitments, USEC has had to adjust its prices by a comparable factor to be competitive.

     Cost of Sales. Cost of sales is based on the quantity of SWU sold during the period and is dependent upon production costs at the GDPs and SWU purchase costs (the latter mainly under the Russian HEU Contract). Production costs at the GDPs for fiscal 1997 include purchased electric power (59% of production costs, of which 37% represents non-firm power and 63% represents firm power), labor and benefits (25% of production costs), depleted UF(6) disposition costs (8% of production costs), materials, major overhauls, maintenance and repairs, and other costs (8% of production costs). Since the Company uses the monthly moving average inventory cost method, an increase or decrease in production or purchase costs would have an effect on cost of sales over several periods. The Company's purchases of SWU under the Russian HEU Contract are recorded at acquisition cost plus related shipping costs.

     Under its electric power supply arrangements, the Company purchases a significant portion of its electric power at or below market rates based on long-term contracts with dedicated power generating facilities. In fiscal 1997, the Company's average price of electricity was $19.22 per MWh. Power costs vary seasonally with rates being higher during winter and summer and as a function of the extremity of the weather and also vary temporally as a function of demand during peak and off-peak times. The Company continuously seeks to minimize its power costs through efficient use of low-cost power and opportunistic purchases of non-firm power and by maintaining sufficient production capacity so that production output is increased when low-cost power is available either in off-peak periods or through the availability of non-firm power. The Company schedules its power consumption and SWU production in advance, in order to maximize efficient power usage and to ensure SWU inventories are available to meet customer demand.

     The Company utilizes approximately 4,300 workers at the GDPs who are employed by Lockheed Martin Utility Services, Inc. ("LMUS"), a subsidiary of Lockheed Martin Corporation ("Lockheed Martin"). Under an operations and maintenance contract with the Company (the "LMUS Contract"), LMUS provides labor, services, and materials and supplies to operate and maintain the GDPs, for which the Company funds LMUS for its actual costs and pays contracted fees. The LMUS Contract expires on October 1, 2000. If LMUS meets certain specified operating and safety criteria and demonstrates cost savings that exceed certain targets, LMUS can earn an annual incentive fee. On average, LMUS has earned 25% to 50% of the total potential incentive fees available under the contract, reflecting positive achievements in safety and customer deliveries offset by less-than-targeted achievement in production capability.

     The Company accrues estimated costs for the future disposition of depleted UF(6) generated as a result of its operations. Costs are dependent upon the volume of depleted UF(6) generated and estimated conversion and disposal costs. The Company stores depleted UF(6) at the GDPs and continues to evaluate various proposals for its disposition. Pursuant to the Privatization Act and the Depleted UF(6) MOA, all liabilities arising out of the disposal of depleted UF(6) generated by USEC through the Privatization Date are the responsibility of DOE.

     The Company leases the GDPs and process-related machinery and equipment at attractive, below-market terms from DOE. Upon termination of the Lease Agreement, USEC is responsible for certain lease turnover activities at the GDPs. Lease turnover costs are accrued over the estimated term of the Lease Agreement which is estimated to extend until 2005. Pursuant to the Energy Policy Act and the Privatization Act, with certain exceptions the U.S. Government is responsible for all environmental liabilities, including the decontamination and decommissioning of the GDPs at the end of their operating lives, associated with the operation of the GDPs prior to the Privatization Date.

     The Company expects to incur additional production costs of $14.8 million per year subsequent to the Privatization for taxes other than income taxes and commercial property insurance premiums.

     As Executive Agent under the Russian HEU Contract, the Company has committed to purchase SWU in the amount of $376.2 million in calendar 1998. In each of calendar years 1999 to 2001, the Company has committed to purchase SWU in the amount of $475.8 million, subject to certain purchase price adjustments for U.S. inflation. Under an amendment to the Russian HEU Contract in November 1996, SWU quantities and a mechanism for establishing prices for SWU purchases under the Russian HEU Contract through 2001 have been set. As of March 31, 1998, the Company has committed to purchase SWU derived from HEU through 2001 as follows:

                                                          DERIVED FROM
CALENDAR YEAR                                SWU       METRIC TONS OF HEU     AMOUNT
-------------                                ---       ------------------   ----------
                                          (MILLIONS)                        (MILLIONS)
   Nine Months Ended December 31,
      1998..............................     4.4               24             $376.2
   1999.................................     5.5               30              475.8
   2000.................................     5.5               30              475.8
   2001.................................     5.5               30              475.8

     The Russian HEU Contract has a 20-year term; the Company expects its purchases after 2001 to remain at the 5.5 million SWU per year level.

     The Company pays for the SWU delivered under the Russian HEU Contract within 60 days after delivery. In order to facilitate and support the Russian Federation's implementation of the contract, however, the Company made advance payments to Tenex of $60 million in calendar 1994 and $100 million in each of calendar years 1995 and 1996. The Company credits advance payments, up to $50 million per year, against half of the SWU value in each delivery and makes cash payments for the remaining portion. As of March 31, 1998, $162.0 million of the $260.0 million in advance payments had been credited against SWU purchased. From inception of the Russian HEU Contract to March 31, 1998, the Company purchased 6.5 million SWU derived from 35 metric tons of HEU at an aggregate cost of $556.5 million, including related shipping charges. At March 31, 1998, the Company had $98.0 million in credits remaining to be applied against future purchases of SWU as follows:
$48.0 million to be applied in calendar 1998, and $50.0 million in calendar
1999.

     Project Development Costs. The Company is managing the development and engineering necessary to commercialize AVLIS, including activities relating to:
(i) NRC licensing, (ii) uranium feed and product technology, (iii) AVLIS demonstration facilities, and (iv) development and design of plant production facilities. The Company anticipates AVLIS project development spending to continue in fiscal 1998 at about the same level as fiscal 1997. AVLIS project development costs are charged against income as incurred. USEC intends to capitalize AVLIS development costs associated with facilities and equipment designed for commercial production activities.

     In addition, the Company has been evaluating a potential new advanced enrichment technology called "SILEX" and plans to continue evaluating the SILEX technology during fiscal 1999.

     The Energy Policy Act limits predeployment expenditures by the Company for AVLIS or alternative uranium enrichment technologies to $364.0 million prior to the Privatization. The Energy & Water Development Appropriations Act, enacted in October 1997, authorized DOE to spend an additional $60.0 million to conduct AVLIS development activities. The Company expects its funding available under the Energy Policy Act and DOE's funding available under the 1997 legislation will allow for continuation of AVLIS development activities until approximately July 31, 1998. Following the Privatization, there would no longer exist any statutory restriction on the Company's ability to fund AVLIS. For financial accounting and reporting purposes, costs incurred by DOE with respect to AVLIS development activities, although not considered predeployment expenditures under the Energy Policy Act, are included and reported as project development costs and charged against income in the Company's financial statements with a corresponding contribution to capital.

     Selling, General and Administrative. Selling, general and administrative expenses include salaries and related overhead for corporate personnel, legal and consulting fees and other administrative costs. Expenses reflect the corporate management staff necessary for the Company's operations and legal and other consulting fees associated with the Privatization. Subsequent to the Offering, the Company expects to incur additional costs for certain contracts for administrative services at commercial rather than governmental rates. In addition, the Company will incur the costs of being a publicly-traded corporation.

     Other Income and Expense. The Company earns fees pursuant to its delivery optimization program under which enriched uranium is shipped in advance of customer orders to fabricators in fulfillment of scheduled customer requirements for enrichment services. Interest expense is accrued on advance payments received from customers until the time future deliveries of enrichment services to such customers are completed. Since the Company is a U.S. Government corporation, its cash balance is held by the U.S. Treasury and does not earn interest.

     Income Taxes. The Company is exempt from federal, state and local income taxes. Subsequent to the Privatization, the Company will be subject to income taxes and expects its combined federal and state effective income tax rate will be approximately 38%.

RESULTS OF OPERATIONS

     The following table sets forth certain items included in the Company's Statements of Income as a percentage of total revenue for the periods indicated:

                                                             FISCAL YEARS ENDED     NINE MONTHS
                                                                  JUNE 30,        ENDED MARCH 31,
                                                             ------------------   ----------------
                                                             1995   1996   1997   1997       1998
                                                             ----   ----   ----   -----      -----
Revenue
  Domestic.................................................   62%    64%    60%     61%        61%
  Asia.....................................................   30     31     31      27         32
  Europe and other.........................................    8      5      9      12          7
                                                             ---    ---    ---     ---        ---
Total revenue..............................................  100%   100%   100%    100%       100%
Cost of sales..............................................   68     69     74      74         75
                                                             ---    ---    ---     ---        ---
Gross profit...............................................   32     31     26      26         25
Other operating expenses
  Project development costs................................    3      7      9      10         10
  Selling, general, and administrative.....................    1      2      2       2          2
  Other (income) expense, net..............................   --     --     (1)     --         --
                                                             ---    ---    ---     ---        ---
Net income(1)..............................................   28%    22%    16%     14%        13%
                                                             ===    ===    ===     ===        ===

---------------

(1) USEC is exempt from federal, state and local income taxes. Upon consummation of the Offering, the Company will no longer be exempt from such taxes.

QUARTERLY FINANCIAL INFORMATION

     The following tables set forth unaudited quarterly financial data for each of the past 11 quarters ending with March 31, 1998. Operating results for any quarter are not necessarily indicative of results for any future period:

                                                              FOR THE THREE MONTHS ENDED
                       ---------------------------------------------------------------------------------------------------------
                       SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                           1995            1995         1996        1996         1996            1996         1997        1997
                       -------------   ------------   ---------   --------   -------------   ------------   ---------   --------
                                                                      (MILLIONS)
                                                                      (UNAUDITED)

Revenue..............     $227.2          $453.4       $311.2      $421.0       $422.9          $485.1       $216.4      $453.4
Cost of sales........      139.9           315.4        224.4       293.3        307.9           364.2        161.3       328.9
                          ------          ------       ------      ------       ------          ------       ------      ------
Gross profit.........       87.3           138.0         86.8       127.7        115.0           120.9         55.1       124.5
Project development
 costs...............       13.6            22.1         30.2        37.7         35.7            39.2         32.6        34.0
Selling, general and
 administrative......       10.2             8.3          8.7         8.8          8.6             8.6          8.5         6.1
Other (income)
 expense, net........        (.5)           (1.4)         (.8)       (1.2)        (2.3)            (.9)        (1.1)       (3.6)
                          ------          ------       ------      ------       ------          ------       ------      ------
Net income...........     $ 64.0          $109.0       $ 48.7      $ 82.4       $ 73.0          $ 74.0       $ 15.1      $ 88.0
                          ======          ======       ======      ======       ======          ======       ======      ======

                       -----------------------------------------
                       SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
                           1997            1997         1998
                       -------------   ------------   ---------
Revenue..............     $440.4          $322.3       $294.0
Cost of sales........      342.1           235.7        214.4
                          ------          ------       ------
Gross profit.........       98.3            86.6         79.6
Project development
 costs...............       32.2            35.4         35.4
Selling, general and
 administrative......        8.1             8.9          7.8
Other (income)
 expense, net........       (2.0)             .6         (3.9)
                          ------          ------       ------
Net income...........     $ 60.0          $ 41.7       $ 40.3
                          ======          ======       ======

RECENT DEVELOPMENTS

     The Company expects its revenue for the fiscal year ending June 30, 1998 to be approximately $1.4 billion and net income for fiscal 1998 to be in the range of $145.0 to $150.0 million. Gross profit for fiscal 1998 will be lower, as expected, with gross margins stable in the range of 24% to 26%. Lower revenue during fiscal 1998 had been anticipated and is attributable to the timing of customer orders and resulting lower SWU volumes. Net income reflects a special charge of approximately $47.0 million reflecting certain severance and transition assistance benefits to be paid to GDP workers in connection with workforce reductions and costs related to the Privatization.

     The Company's revenue and operating results can fluctuate significantly from quarter-to-quarter and year-to-year. Customer requirements and, in turn, SWU sale volumes are determined by refueling schedules for nuclear reactors, which generally range from 12 to 24 months, and are affected by, among other things, the seasonal nature of electricity demand, the timing of reactor maintenance and reactors beginning or terminating operations. The Company's cost of sales has been, and will continue to be, adversely affected by amounts paid to purchase SWU under the Russian HEU Contract at prices which are substantially higher than its marginal production cost at the GDPs. In addition, as the volume of Russian SWU purchases has increased, the Company has operated the GDPs at lower production levels resulting in higher unit production costs. Pursuant to the Russian HEU Contract, Russian SWU purchases will peak in calendar year 1999 at 5.5 million SWU per year and are expected to remain at that level thereafter.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED MARCH 31, 1997 AND 1998

     Revenue. The Company's revenue amounted to $1,056.7 million for the nine months ended March 31, 1998, a decline of $67.7 million (or 6%) from revenue of $1,124.4 million for the corresponding period in fiscal 1997. The decline in revenue was attributable primarily to changes in the timing of customer nuclear reactor refuelings causing a 9% decline in sales of SWU compared with the corresponding period in fiscal 1997. The average SWU price billed to customers during the nine months ended March 31, 1998 was $116, an increase of approximately 1% compared with the corresponding period of fiscal 1997, notwithstanding the overall trend toward lower prices for contracts negotiated since the Transition Date ("New Contracts") in the highly competitive uranium enrichment market.

     Revenue from domestic customers declined $34.9 million or 5%, revenue from customers in Asia increased $36.2 million or 12%, and revenue from customers in Europe and other areas declined $69.0 million or 49%. Changes in the geographic mix of revenue in the first nine months of fiscal 1998 resulted primarily from changes in the timing of customer orders. Sales of uranium to electric utility customers increased to $35.2 million compared with $22.3 million in the corresponding period in fiscal 1997.

     Cost of Sales. Cost of sales amounted to $792.2 million for the nine months ended March 31, 1998, a decline of $41.2 million (or 5%) from $833.4 million for the corresponding period in fiscal 1997. The decline in cost of sales was attributable to the 9% decline in sales of SWU from the timing of customer orders, partially offset by the effects of lower production volume and higher unit costs at the GDPs and an increase in purchased SWU under the Russian HEU Contract. As a percentage of revenue, cost of sales amounted to 75% for the nine months ended March 31, 1998, compared with 74% for the corresponding period in fiscal 1997.

     In the nine months ended March 31, 1998 and 1997, SWU unit production costs were adversely affected by lower production facility capability, and the Company incurred additional costs because uneconomic overfeeding of uranium was necessary at the Portsmouth GDP to compensate for the production lost due to the unavailability of cells in order to insure that customer requirements would be met. See "Industry Overview -- The Enrichment Process -- Overfeeding/ Underfeeding."

     Electric power costs amounted to $316.7 million (representing 53% of production costs) for the nine months ended March 31, 1998, compared with $400.3 million (representing 59% of production costs) in the corresponding period in fiscal 1997, a decline of $83.6 million (or 21%). The decline reflected lower power consumption resulting from lower SWU production and improved power utilization efficiency.

     Costs for labor and benefits amounted to $177.9 million for the nine months ended March 31, 1998, an increase of $5.4 million (or 3%) from $172.5 million for the corresponding period in fiscal 1997. The increase reflected general inflation.

     Costs for the future disposition of depleted UF(6) amounted to $45.2 million for the nine months ended March 31, 1998, a decline of $14.8 million (or 25%) from $60.0 million for the corresponding period in fiscal 1997. The decline resulted from lower SWU production overall and, at the Paducah GDP, more efficient operations and economic underfeeding of uranium which in turn resulted in a significant reduction in the generation of depleted UF(6). At March 31, 1998, the Company had accrued a total liability of $384.6 million for the future disposal of depleted UF(6).

     SWU purchased under the Russian HEU Contract and other purchase contracts represented 37% of the combined produced and purchased supply mix, compared with 24% for the corresponding period in fiscal 1997. Unit costs of SWU purchased under the Russian HEU Contract are substantially higher than the Company's marginal cost of production. See "Business -- Russian HEU Contract."

     Gross Profit. Gross profit amounted to $264.5 million for the nine months ended March 31, 1998, a decline of $26.5 million (or 9%) from $291.0 million for the corresponding period in fiscal 1997. As a percentage of revenue, gross profit amounted to 25% for the nine months ended March 31, 1998, compared with 26% for the corresponding period in fiscal 1997. The decline in gross profit resulted from lower sales of SWU from the timing of customer orders, lower production volume and higher unit costs at the GDPs, and an increase in purchased SWU under the Russian HEU Contract.

     Project Development Costs. Project development costs, primarily for the AVLIS project, amounted to $103.0 million for the nine months ended March 31, 1998, a decline of $4.5 million (or 4%) from $107.5 million for the corresponding period in fiscal 1997. As a percentage of revenue, project development costs amounted to 10% for the nine months ended March 31, 1998, the same as for the corresponding period in fiscal 1997. Engineering and development costs for the future commercialization of the AVLIS uranium enrichment process in the fiscal 1998 period primarily reflected continuing demonstration of plant-scale components with emphasis shifting toward integrated operation of the laser and separator systems to verify enrichment production economics. Project development costs also included costs incurred in the evaluation of the SILEX advanced enrichment technology.

     The Company expects its project development costs for fiscal 1998 to continue at about the same rate of spending as during the nine months ended March 31, 1998.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses amounted to $24.8 million for the nine months ended March 31, 1998, a decline of $.9 million (or 4%) from $25.7 million for the corresponding period in fiscal 1997. As a percentage of revenue, selling, general and administrative expenses amounted to 2.3% for the nine months ended March 31, 1998, the same as for the corresponding period in fiscal year 1997.

     Other Income. Other income, net of expenses, amounted to $5.3 million for the nine months ended March 31, 1998, an increase of $1.0 million (or 23%) from $4.3 million for the corresponding period in fiscal 1997. The increase reflected additional fees earned on delivery optimization distribution programs.

     Net Income. Net income amounted to $142.0 million for the nine months ended March 31, 1998, a decline of $20.1 million (or 12%) from $162.1 million for the corresponding period in fiscal 1997. As a percentage of revenue, net income amounted to 13% for the nine months ended March 31, 1998, compared with 14% for the corresponding period in fiscal 1997. The decline resulted primarily from lower sales of SWU from the timing of customer orders and lower gross profit margins.

RESULTS OF OPERATIONS -- FISCAL YEARS ENDED JUNE 30, 1996 AND 1997

     Revenue. Revenue amounted to $1,577.8 million in fiscal 1997, an increase of $165.0 million (or 12%) from revenue of $1,412.8 million in fiscal 1996. The increase in revenue for fiscal 1997 resulted principally from: (i) the timing of customer nuclear reactor refuelings; (ii) sales to new customers; and (iii) increased sales to existing customers. Sales of SWU increased 14% in fiscal 1997 following a decline of 14% in fiscal 1996. During fiscal 1997, the Company provided enrichment services for 110 reactors as compared with 101 in fiscal 1996. Revenue for fiscal 1997 included first time sales of SWU by the Company for five reactors under Utility Services Contracts entered into in earlier years and first time sales for four reactors under New Contracts signed by the Company. The average SWU price billed to customers in fiscal 1997 was $115, a decline of approximately 1% compared to fiscal 1996, reflecting the trend toward lower prices for New Contracts in the highly competitive uranium enrichment market.

     Revenue in fiscal 1997 increased from fiscal 1996 in all geographic areas in which the Company markets enrichment services. Domestic revenue increased $49.2 million or 5%, Asian revenue increased $46.2 million or 10%, and European and other revenue increased $69.6 million, almost double the fiscal 1996 level. In addition to changes in the timing of customer orders, revenue benefitted from initial sales by the Company for six reactors in the United States, one in Asia, and two in Europe. Revenue in fiscal 1997 was somewhat affected by the slowdown of refueling orders for certain reactors in the United States that, for a substantial portion of the fiscal year, had suspended operations pursuant to NRC safety directives or extended outages.

     Cost of Sales. Cost of sales amounted to $1,162.3 million in fiscal 1997, an increase of $189.3 million (or 19%) from $973.0 million in fiscal 1996. As a percentage of revenue, cost of sales amounted to 74% and 69% for fiscal years 1997 and 1996, respectively. The increase in cost of sales in fiscal 1997 was attributable mainly to the 14% increase in sales of SWU, higher unit production costs at the GDPs and increased purchases under the Russian HEU Contract. SWU production costs were higher due to unplanned equipment downtime and increased preventive maintenance activities.

     SWU production and related unit production costs in fiscal 1996 were adversely affected by lower gaseous diffusion production capability and increased maintenance activities reflecting efforts to restore GDP production to desired levels. Additional costs were incurred in fiscal 1997 as the Company utilized some of its own uranium feed in the enrichment process at the Portsmouth GDP to partially mitigate the lower production capability. In fiscal 1996, production capability at the Paducah GDP was adversely affected by a reduction in electric power from the power supplier in response to an extended period of extremely hot weather.

     Electric power costs amounted to $530.4 million (representing 59% of production costs) in fiscal year 1997, compared with $486.9 million (representing 55% of production costs) in fiscal year 1996, an increase of $43.5 million (or 9%). The increase in fiscal 1997 reflects increased power consumption and, at the Portsmouth GDP, a significant decline in power utilization efficiency along with higher demand charges for firm power. Power utilization efficiency or SWU production compared with the amount of electric power consumed was adversely affected by production equipment difficulties.

     Costs for labor and benefits amounted to $230.1 million in fiscal 1997, an increase of $20.2 million (or 10%) from $209.9 million in fiscal 1996. The increase in costs for labor and benefits in 1997 reflects general inflation and higher employment levels.

     Costs for the future disposition of depleted UF(6) amounted to $72.0 million in fiscal 1997, a decline of $18.6 million (or 21%) from $90.6 million in fiscal 1996. Costs were lower in fiscal 1997 as the estimated future disposal rate per kilogram of depleted UF(6) was reduced as a result of revised estimates based on new proposals from potential disposal companies.

     Increased SWU purchases under the Russian HEU Contract and other purchase contracts also contributed to the higher costs of sales in fiscal 1997. Purchased SWU represented 23% of the combined produced and purchased supply mix in fiscal 1997, compared with 16% in fiscal 1996. Unit costs of SWU purchased under the Russian HEU Contract are substantially higher than the Company's marginal cost of production. The Company purchased SWU derived from HEU, as follows: 1.8 million SWU at a cost of $157.3 million and 1.7 million SWU at a cost of $144.1 million for the fiscal years 1997 and 1996, respectively. In September 1996, in accordance with the Privatization Act, the Company and Tenex amended the Russian HEU Contract to eliminate the Company's obligation to purchase the natural uranium component after calendar year 1996.

     Gross Profit. Gross profit amounted to $415.5 million in fiscal 1997, a decline of $24.3 million (or 6%) from $439.8 million in fiscal 1996. As a percentage of revenue, gross profit amounted to 26% and 31% for fiscal years 1997 and 1996, respectively. Although revenue increased in fiscal 1997, gross profit was adversely affected by higher unit production costs at the GDPs caused mainly by unplanned equipment downtime and increased preventive maintenance activities and increased purchases of SWU under the Russian HEU Contract. Gross profit in fiscal years 1997 and 1996 was also adversely affected by declines in average prices billed to customers.

     Project Development Costs. Project development costs, primarily for the AVLIS project, amounted to $141.5 million in fiscal 1997, an increase of $37.9 million (or 37%) from $103.6 million in fiscal 1996. As a percentage of revenue, project development costs amounted to 9% and 7% for fiscal years 1997 and 1996, respectively. The increase reflects planned engineering and development spending for the future commerciali-zation of the AVLIS uranium enrichment process and, in fiscal 1997, initial costs incurred in the evaluation of SILEX. Increased AVLIS spending was attributable to the demonstration of laser and separator systems and preliminary plant design.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses amounted to $31.8 million in fiscal 1997, a decline of $4.2 million (or 12%) from $36.0 million in fiscal 1996. As a percentage of revenue, selling, general and administrative expenses amounted to 2.0% and 2.5% in fiscal years 1997 and 1996, respectively. The decline in fiscal 1997 resulted from a reduction in expenses associated with Privatization activities and lower consulting and other fees.

     Other Income. Other income, net of expenses, amounted to $7.9 million in fiscal 1997, an increase of $4.0 million (or 103%) from $3.9 million in fiscal 1996. The increase in fiscal 1997 was attributable to interest earned on payments under the Russian HEU Contract to be applied against future SWU deliveries and fees earned on delivery optimization and other customer-oriented distribution programs.

     Net Income. Net income amounted to $250.1 million in fiscal 1997, a decline of $54.0 million (or 18%) from $304.1 million in fiscal 1996. As a percentage of revenue, net income amounted to 16% and 22% for fiscal years 1997 and 1996, respectively. The decline in fiscal year 1997 resulted primarily from an increase of $37.9 million in AVLIS development spending and a lower gross profit margin on sales of SWU.

RESULTS OF OPERATIONS -- FISCAL YEARS ENDED JUNE 30, 1995 AND 1996

     Revenue. Revenue amounted to $1,412.8 million in fiscal 1996, a decline of $197.9 million (or 12%) from record revenue of $1,610.7 million in fiscal 1995. The decline in revenue in fiscal 1996 resulted principally from the timing of customer nuclear reactor refuelings. Sales of SWU declined 14% in fiscal 1996, and 101 reactors had refueling orders compared with 114 in fiscal 1995. The average SWU price billed to customers during fiscal 1996 was $116, a decline of approximately 3% compared with fiscal 1995, reflecting the adverse pricing trend in New Contracts in the highly competitive uranium enrichment market.

     In fiscal 1996, revenue from domestic customers declined 10%, revenue from customers in Asia declined 9% and revenue from customers in Europe and other areas declined 43%, reflecting changes in the timing of customer orders.

     Cost of Sales. Cost of sales amounted to $973.0 million in fiscal 1996, a decline of $115.1 million (or 11%) from $1,088.1 million in fiscal 1995. As a percentage of revenue, cost of sales amounted to 69% and 68% for fiscal years 1996 and 1995, respectively. The reduction in cost of sales in fiscal 1996 was attributable to the 14% decline in sales of SWU, partly offset by higher unit production costs.

     SWU production and related unit production costs in fiscal 1996 were adversely affected by lower gaseous diffusion production capability and increased maintenance activities reflecting efforts to restore GDP production to desired levels. Additional costs were incurred in fiscal 1996 as the Company utilized some of its own uranium feed in the enrichment process at the Portsmouth GDP to partially mitigate the lower production capability. In fiscal 1996, production capability at the Paducah GDP was limited by a reduction in electric power from the power supplier in response to an extended period of extremely hot weather, and the Company subsequently encountered delays recovering production capability.

     Electric power costs amounted to $486.9 million (representing 55% of production costs) in fiscal year 1996, compared with $587.6 million (representing 58% of production costs) in fiscal year 1995, a decline of $100.7 million (or 17%). Electric power costs declined in fiscal 1996 as power consumption decreased with lower production, partly offset by higher demand charges for firm power at the Portsmouth GDP. High power utilization efficiency was maintained at both GDPs in fiscal years 1996 and 1995.

     Costs for labor and benefits amounted to $209.9 million in fiscal 1996, an increase of $5.0 million (or 2%) from $204.9 million in fiscal 1995. The increase reflects general inflation.

     Costs for the future disposition of depleted UF(6) amounted to $90.6 million in fiscal 1996, a decrease of $28.8 million (or 24%) from $119.4 million in fiscal 1995. As a percentage of revenue, costs for the future disposition of depleted UF(6) amounted to 6% and 7% for fiscal years 1996 and 1995, respectively. The decline in fiscal 1996 reflected lower production. Costs are dependent upon the volume of depleted UF(6) generated based on production levels.

     SWU purchased under the Russian HEU Contract represented 16% of the combined produced and purchased supply mix, compared with 8% in fiscal 1995. Unit costs of SWU purchased under the Russian HEU Contract are substantially higher than the Company's marginal cost of production. The Company purchased SWU derived from HEU as follows: 1.7 million SWU at a cost of $144.1 million and 0.3 million SWU at a cost of $22.7 million for the years ended June 30, 1996 and 1995, respectively.

     Gross Profit. Gross profit amounted to $439.8 million in fiscal 1996, a decline of $82.8 million (or 16%) from $522.6 million in fiscal 1995. As a percentage of revenue, gross profit amounted to 31% and 32% for fiscal years 1996 and 1995, respectively. The decline in gross profit in fiscal 1996 was principally attributable to lower revenue, increased unit production costs at the GDPs and lower production levels. Gross profit in fiscal years 1996 and 1995 was also affected by declines in average prices billed to customers.

     Project Development Costs. Project development costs, primarily for the AVLIS project, amounted to $103.6 million in fiscal 1996, an increase of $54.6 million (or 111%) from $49.0 million in fiscal 1995. As a percentage of revenue, project development costs amounted to 7% and 3% for fiscal years 1996 and 1995, respectively. The increase in fiscal 1996 reflects planned engineering and development spending for the future commercialization of the AVLIS uranium enrichment process.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses amounted to $36.0 million in fiscal 1996, an increase of $8.4 million (or 30%) from $27.6 million in fiscal 1995. As a percentage of revenue, selling, general and administrative expenses amounted to 2.5% and 1.7% in fiscal years 1996 and 1995, respectively. The increase in fiscal 1996 reflects increased expenses associated with Privatization activities and the planned increase in corporate staff necessary for operations.

     Other Income. Other income, net of expenses, amounted to $3.9 million in fiscal 1996, an increase of $2.4 million (or 160%) from $1.5 million in fiscal 1995. The increase in fiscal 1996 was attributable to fees earned on delivery optimization and other customer-oriented distribution programs established in fiscal 1995.

     Net Income. Net income amounted to $304.1 million in fiscal 1996, a decline of $143.4 million (or 32%) from $447.5 million in fiscal 1995. As a percentage of revenue, net income amounted to 22% and 28% for fiscal years 1996 and 1995, respectively. The decline in fiscal 1996 resulted primarily from an increase of $54.6 million in AVLIS development spending, lower revenue, and a lower gross profit margin on sales of SWU.

LIQUIDITY AND CAPITAL RESOURCES

     Liquidity and Cash Flow. The Company's principal source of liquidity has been cash flow provided by operating activities. Net cash flows provided by operating activities amounted to $199.1 million for the nine months ended March 31, 1998, compared with $314.5 million for the corresponding period in fiscal 1997. Cash flow from operating activities for the nine months ended March 31, 1998, was reduced by an increase of $129.1 million in inventories and the decline of $20.1 million in net income. Cash flow was increased by $45.9 million as DOE funded a portion of AVLIS project development costs which were charged against the Company's net income for financial accounting and reporting purposes and by an increase of $51.5 million in payables to the Russian Federation for purchases of SWU.

     Cash flow from operating activities for the nine months ended March 31, 1997, had been increased by a reduction of $223.9 million in customer trade receivables from changes in the timing of customer collections and a cash payment of $29.4 million received from DOE for reimbursable regulatory compliance activities. Cash flow was reduced by a payment of $100.0 million in December 1996 under the Russian HEU Contract for future deliveries of SWU in calendar years 1998 and 1999, and an increase of $53.0 million in inventories.

     Net cash flows provided by operating activities amounted to $356.1 million in fiscal 1997, a significant increase over $119.7 million in fiscal 1996. The increase resulted primarily from a reduction of $97.6 million in customer trade receivables in fiscal 1997 from changes in the timing of customer collections and the collection of $29.4 million from DOE for reimbursable regulatory compliance activities, partially offset by the decline of $54.0 million in net income.

     Net cash flows provided by operating activities amounted to $119.7 million in fiscal 1996 compared with $540.2 million in fiscal 1995. The reduction resulted principally from the decline of $143.4 million in net income in fiscal 1996, the payment of $100.0 million in fiscal 1996 under the Russian HEU Contract as credits for future purchases of SWU, an increase of $84.3 million in customer trade receivables in fiscal 1996 relating to the timing of customer orders, and higher cash outlays for reimbursable costs relating to regulatory compliance activities.

     As a supplementary activity in support of the Russian HEU Contract, the Company paid $100.0 million to Tenex in each of fiscal years 1997 and 1996 and $15.0 million in fiscal year 1995 as credits for future deliveries of SWU under the Russian HEU Contract.

     Capital expenditures relating primarily to GDP improvements amounted to $20.5 million and cash outlays for major overhaul projects amounted to $8.3 million for the nine months ended March 31, 1998, compared with $15.9 million and $11.5 million, respectively, for the corresponding period in fiscal 1997. Capital expenditures in the fiscal 1998 period consist principally of replacement equipment and upgrades to the steam plant and cooling towers. The Company expects its GDP-related capital expenditures will amount to $34.0 million in fiscal 1998.

     Capital expenditures relating primarily to GDP improvements amounted to $25.8 million, $15.6 million and $27.5 million and cash outlays for major overhaul projects amounted to $14.3 million, $15.8 million and $12.2 million in fiscal years 1997, 1996 and 1995, respectively. Capital expenditures during the three-year period consisted principally of upgrades to the steam plant and cooling towers, improvements to the enriched product withdrawal facilities, process inventory control systems, cylinder storage facilities and purchases of capital equipment.

     In October 1997, pursuant to the Energy & Water Development Appropriations Act, the Company transferred $60.0 million to DOE to conduct certain development and demonstration of AVLIS technology. For financial accounting and reporting purposes, the payment of $60.0 million is reported as a return of capital to the U.S. Government. In the Company's financial statements, costs of $45.9 million for the nine months ended March 31, 1998 incurred by DOE with respect to AVLIS development activities are reported as project development costs with a corresponding contribution to capital.

     Dividends paid to the U.S. Treasury amounted to $120.0 million in the nine months ended March 31, 1998, and in each of the fiscal years 1997 and 1996 and amounted to $55.0 million in fiscal 1995. Pursuant to the Privatization Act, in December 1996, the Company transferred to DOE the natural uranium component of LEU from HEU purchased under the Russian HEU Contract at a cost of $86.1 million in fiscal 1996 and $74.3 million in fiscal 1997. As a result of the transfer, the total purchase cost of $160.4 million, including related shipping charges, was recorded as a return of capital.

     The Company's working capital, adjusted to exclude cash held at the U.S. Treasury and to include inventories and advances under the Russian HEU Contract reported as non-current assets, amounted to $1,170.6 million and $1,230.7 million at June 30, 1997 and March 31, 1998, with the inventory components of working capital representing 70% and 77%, respectively.

     The table below sets forth the Company's working capital as adjusted, as of June 30, 1997 and March 31, 1998.

                                                               AS OF        AS OF
                                                              JUNE 30,    MARCH 31,
                                                                1997        1998
                                                              --------    ---------
Inventories, net............................................  $  821.3    $  950.4
Advances under the Russian HEU Contract.....................     129.6        98.0
Accounts receivable and payable and other, net..............     219.7       182.3
                                                              --------    --------
Working capital, as adjusted................................  $1,170.6    $1,230.7
                                                              ========    ========

     AVLIS Project Expenditures. AVLIS deployment is estimated to cost approximately $2.2 billion from fiscal 1998 through fiscal 2005, of which $550 million is expected to be spent during the "performance demonstration, design and licensing phase" and $1.65 billion during the "procurement, construction and startup phase." The Company periodically re-evaluates its AVLIS estimated costs and currently believes this estimate could vary by up to 20%. The Company spent $101.7 million for AVLIS activities in the nine months ended March 31, 1998 and expects to spend $34.6 million for the three months ended June 30, 1998 and $160.0 million in fiscal 1999.

     Actual AVLIS expenditures may vary from this estimate because of changes in such factors as: business conditions, regulatory requirements and the timing of NRC licensing, costs of construction labor and materials, the market for uranium enrichment services, and the Company's cost of capital.

     Capital Structure and Financial Resources. The Company expects that its cash on hand, internally generated funds from operating activities, and available financing sources including borrowings under the revolving credit arrangements (described below), will be sufficient to meet its obligations as they become due and to fund operating requirements of the GDPs, purchases of SWU under the Russian HEU Contract, capital expenditures and discretionary investments, and AVLIS expenditures in the near term.

     The Company has not undertaken any borrowings to fund its activities, except for borrowings of $550.0 million upon consummation of the Offering. As a result, the Company had no indebtedness at any time during fiscal years 1995, 1996 and 1997, nor were any arrangements established with lenders to provide for the future financing of the Company. Immediately before the Privatization, the Company expects to enter into a loan agreement consistent with the terms of a commitment letter (the "Commitment Letter") which sets forth terms of a new credit facility (the "Credit Facility"). Based on the Commitment Letter, it is anticipated that the Credit Facility will be comprised of three tranches. Tranche A will consist of a 364-day revolving credit facility for $400.0 million. Tranche B will be a 364-day revolving credit facility for $150.0 million which is convertible, at the Company's option, into a one-year term loan. Simultaneous with the Privatization, the Company plans to borrow $550.0 million under Tranche A and Tranche B. The third tranche, Tranche C, will be a five-year revolving credit facility for $150.0 million for working capital and general corporate purposes. Indebtedness outstanding under the Credit Facility will bear interest at a rate equal to, at the Company's option (i) the London Interbank Offered Rate ("LIBOR") plus an "Applicable Eurodollar Margin," or (ii) the Base Rate (as defined in the Commitment Letter). The Applicable Eurodollar Margin will be based on the Company's credit rating as reflected on a pricing grid attached to the Commitment Letter. The Company will also incur certain fees in connection with borrowings, as set forth in the Commitment Letter. The Company expects to enter into the Credit Facility on terms commensurate with it having an investment grade credit rating.

     The Credit Facility will require the Company to comply with certain financial covenants, including a minimum net worth and a debt to total capitalization ratio, as well as other customary conditions and covenants, including restrictions on borrowings by subsidiaries. The failure to satisfy any of the covenants would constitute an event of default under the Credit Facility. The Credit Facility will also include other customary events of default, including without limitation, nonpayment, misrepresentation in a material respect, cross-default to other indebtedness, bankruptcy, ERISA, judgments and change of control.

     On a pro forma basis, as adjusted for the $550.0 million of indebtedness under the Credit Facility and other Privatization transactions, the Company's total debt-to-capitalization ratio was 32%, as adjusted to include short-term debt, at March 31, 1998. Following the Privatization, the Company may refinance all or a portion of the borrowings under the Credit Facility with funds raised in the public or private securities markets. If the over-allotment option granted to the U.S. Underwriters is exercised, the Company will be required pursuant to the provisions of the Credit Facility to use $75.0 million of the net proceeds from the exercise of the over-allotment option to reduce outstanding indebtedness; any remaining balance of proceeds from the exercise of the over-allotment option will be used for general corporate purposes.

     The Credit Facility will be subject to certain terms and conditions, including without limitation, negotiation, execution and delivery of definitive financing agreements, in each case containing terms and conditions, representations and warranties, covenants, indemnifications, events of default and conditions to lending. There can be no assurance as to whether the Credit Facility will be entered into or as to whether the Credit Facility will contain the terms and conditions described above, and such may contain terms and conditions more favorable or less favorable to the Company than set forth above.

     The Company's cash balance in its account at the U.S. Treasury will be utilized to pay certain expenses relating to the Privatization. On the Privatization Date, the Company will declare and pay to the U.S. Treasury the Exit Dividend in the aggregate amount of (i) the remaining balance of cash held in USEC's account at the U.S. Treasury as of the Privatization Date and (ii) $500.0 million of the $550.0 million in borrowings under the Credit Facility. The Company will retain $50.0 million in cash from the $550.0 million in borrowings under the Credit Facility.

ENVIRONMENTAL MATTERS

     In addition to costs for the future disposition of depleted UF(6), the Company incurs operating costs and capital expenditures for matters relating to compliance with environmental laws and regulations, including the handling, treatment and disposal of hazardous, low-level radioactive and mixed wastes generated as a result of its operations. Operating costs relating to such environmental compliance amounted to approximately $24.9 million, $30.4 million and $30.0 million for fiscal years 1997, 1996 and 1995, respectively, and capital expenditures relating to environmental matters amounted to approximately $1.8 million, $3.5 million and $6.6 million for fiscal years 1997, 1996 and 1995, respectively. In fiscal years 1998 and 1999, the Company expects its operating costs and capital expenditures for compliance with environmental laws and regulations, including the handling, treatment and disposal of hazardous, low-level radioactive and mixed wastes (exclusive of costs for future disposition of depleted UF(6)) to remain at about the same levels as in fiscal years 1997 and 1996. Costs accrued for the future treatment and disposal of depleted UF(6) were $72.0 million in fiscal year 1997, which accrual will be eliminated as of the Privatization. The Company expects that costs relating to the future treatment and disposal of depleted UF(6) produced from its operations will be lower in each of fiscal years 1998 and 1999.

     The Company has entered into an agreement with DOE pursuant to which the Company will pay DOE $50.0 million from its account at the U.S. Treasury prior to the Privatization in consideration for a commitment by DOE to assume responsibility for a certain amount of depleted UF(6) generated by the Company after the Privatization Date over the period from the Privatization Date up to 2005.

     Environmental liabilities associated with the operation of the GDPs prior to the Privatization Date are the responsibility of DOE or the U.S. Government, except for liabilities relating to certain identified wastes stored at the GDPs as of the Privatization Date that were generated after the Transition Date, including liabilities relating to the disposal of such waste after the Privatization Date. Environmental liabilities associated with the decontamination and decommissioning of the GDPs are generally the responsibility of DOE, except for additional costs, if any, as a result of USEC's operations.

IMPACT OF YEAR 2000 ISSUE

     As a result of certain computer programs and systems using two rather than four digits to define the applicable year, certain of the Company's activities with date-sensitive software and systems may not recognize the year 2000. This could potentially result in system failures or miscalculations causing disruptions of operations or an inability to process transactions.

     The Company has been upgrading software programs and systems affected by the year 2000 issues and believes that with modifications to existing software and systems and migration to new software and systems, the year 2000 issues can be substantially mitigated. The Company is in the process of implementing the necessary modifications which are expected to be completed by April 1999. The Company expects its incremental costs for software modifications and systems upgrades to resolve the year 2000 issues will range from $10.0 million to $13.0 million. Pursuant to the Company's financial accounting and reporting policies, purchased hardware and software costs are capitalized, and implementation costs, including consultants' fees, are charged against income as incurred.

CHANGING PRICES AND INFLATION

     The GDPs require substantial amounts of electricity (approximately 27.4 million MWhs in fiscal 1997) to enrich uranium, representing up to 59% of the Company's production costs. The Company purchases firm and non-firm power to meet its production needs. The Company's production costs would increase to the extent that the market prices of non-firm power, which represented 37% of the Company's fiscal 1997 power needs, were to rise. In addition, the prices that USEC pays for firm power could increase if there were additional regulatory costs or unanticipated equipment failures at the power plants supplying the firm power to the GDPs.

     The New Contracts generally provide for prices that are subject to adjustment for inflation. In recent years, inflation has not had a significant impact on the Company's operations. Unless inflation increases substantially, it is not expected to have a material effect.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in February 1998, SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits," and, in June 1998, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." The Company adopted SFAS Nos. 130, 131, 132 and 133 with respect to its financial statements for fiscal 1997, and adoption of the standards did not have a material effect on its financial statements.

                               INDUSTRY OVERVIEW

THE ENRICHMENT PROCESS

     Overview. As found in nature, uranium consists of three isotopes, the two principal ones being uranium-235 (U(235)) and uranium-238 (U(238)). U(238) is the more abundant but is not fissionable. U(235) is the fissionable isotope, but its concentration in natural uranium is only about .711% by weight. Light water nuclear reactors, which are operated by most nuclear utilities in the world today, require low enriched uranium fuel, or LEU, with a U(235) concentration in the range of 3% to 5% by weight. Uranium enrichment is the process by which the concentration of U(235) is increased to that level.

     Two existing commercial technologies are currently used to enrich uranium for nuclear power plants -- the gaseous diffusion process and the gas centrifuge process. The gaseous diffusion process involves the passage of UF(6) in a gaseous form through a series of filters (or porous barrier) such that the UF(6) is continuously enriched in U(235) as it moves through the process. Because U(235) is lighter, it passes through the barrier more readily than does U(238), resulting in a gaseous uranium that is enriched in U(235), the fissionable isotope. The gaseous diffusion process is power-intensive, requiring significant amounts of electricity to push the UF(6) through the filters. See
"Business -- Power." The other enrichment process, gas centrifuge, is significantly less power intensive than the gaseous diffusion process and employs rapidly spinning cylinders containing UF(6) to separate the fissionable U(235) isotope from the non-fissionable U(238).

     The fundamental building block of the gaseous diffusion process is known as a stage, consisting of a compressor, a converter, a control valve and associated piping. The compressors, which are driven by large electric motors, are used to circulate the process gas and maintain flow. The converters contain porous tubes known as barrier through which the process gas is diffused. Stages are grouped together in series to form an operating unit called a cell. A cell is the smallest group of stages that can be removed from service for maintenance. Gaseous diffusion plants are designed so that cells can be taken off line with little or no interruption in the process. In each converter, the portion of the process gas that passes through the barrier is slightly enriched in U(235) and is fed to the next higher stage. The gas, which has not passed through the barrier, is depleted in U(235) to the same degree. It is recycled back to the next lower stage. Because the velocity difference between the two isotopes of uranium is very small, hundreds of successive stages are required for enrichment. A gaseous diffusion plant configured to produce material with a U(235) concentration of 4% from material at .711% by weight U(235) would contain at least 1,200 stages in series. See "Business -- GDPs/Operations."

     SWU. The standard of measure of effort or service in the uranium enrichment industry is separative work units or SWU. A SWU is the amount of work or effort that is required to transform a given amount of natural uranium feed stock (UF(6)) into two streams of uranium, one enriched in the U(235) isotope and the other depleted in the U(235) isotope. Prices for enrichment services are based upon SWU, and the enrichment capacity of suppliers and the enrichment requirements of nuclear utilities are also denominated in SWU.

     Overfeeding/Underfeeding. SWU (and the related electricity required for enrichment) and natural uranium are, to a certain extent, interchangeable in the process to create enriched uranium. The Company can feed (i) more natural uranium into the enrichment process, a mode of operation called "overfeeding," or (ii) less uranium into the enrichment process, a mode of operation called "underfeeding." Overfeeding is economical if the sum of the value of the additional natural uranium and the cost of disposing of the additional depleted UF(6) generated is lower than the cost of the electricity used to produce the additional enriched uranium. Underfeeding is economical if the cost of the additional electricity required is lower than the savings from the use of less natural uranium and its related disposal costs. Underfeeding serves to stockpile the inventory of natural uranium which, if not needed for production, can be sold.

THE NUCLEAR FUEL CYCLE

     Electric utilities with light water nuclear reactors require fissionable uranium because it is the act of fission which releases the necessary heat required to produce steam for the turbines which generate electricity. The provision of uranium enrichment services (i.e., the process by which the concentration of the fissionable isotope U(235) in natural uranium is increased to levels suitable for commercial use) is one vital step in the nuclear fuel cycle as depicted in the diagram below. Utilities typically obtain natural uranium as uranium ore concentrate from a mining and milling company or other natural uranium supplier. Utilities arrange to have the uranium ore concentrate converted to uranium hexafluoride (UF(6)) at one of several converters located around the world. The UF(6) is delivered to an enrichment services provider, such as the Company, for enrichment in U(235). The enriched uranium is transported to a nuclear fuel fabricator to have the enriched UF(6) converted into uranium dioxide pellets for fabrication into fuel elements suitable for use in nuclear reactors.

Commercial Nuclear Fuel Cycle.
TEXT: enrichment is one of a series of steps required to prepare naturally occurring uranium for use as nuclear fuel.

GRAPHIC: picture of a mine/mill with text "Uranium Mines & Mills," arrow pointing to picture of buildings with text "U(3)O(8) Conversion to UF6," arrow pointing to circle with text in top half of circle "USEC - Only domestic source" with arrow pointing to picture of storage tanks with text "Depleted Uranium Stockpile (Tails)" and text in bottom half of circle "U-235 Enrichment" with arrow pointing to a building with text "Conversion to UO(2) & Fabrication of Fuel Assemblies," arrow pointing to reactor with text "Light Water Reactor," and arrow pointing to facility with text "Waste Storage/Disposal Facility."

MARKET FOR ENRICHMENT SERVICES

     Supply Overview. There are currently four major uranium enrichment suppliers worldwide: USEC, Tenex, Eurodif and Urenco. Tenex is an entity of the Russian government. Eurodif is a multinational consortium controlled by the French government. Other participants in the consortium include the Spanish, Belgian, Italian and Iranian governments. Urenco is a consortium owned one-third by the British government, one-third by the Dutch government and one-third by two German utilities. Japan Nuclear Fuels Limited ("JNFL") and a Chinese state-owned enrichment supplier are smaller providers that primarily serve their respective domestic markets. See "Risk Factors -- Competition; Currency Exchange Rates; Trend Toward Lower Pricing."

     In addition, a relatively small spot market exists for uranium enrichment services. The spot market developed in the mid-1980s as a result of utilities reselling enrichment services that they were required to purchase under take-or-pay contracts for reactors that were subsequently canceled or delayed and by SWU sales from the former Soviet Union. By the early 1990s, however, the spot market had declined in importance due to the elimination of utilities' excess inventories and the impact of trade restrictions and market practices in certain countries which have restricted sales from states of the former Soviet Union into these markets. In 1997, the spot market supplied less than 2% of the total world market for enrichment services.

     Suppliers and Market Share. The following table sets forth certain information about the major SWU suppliers, including the Company's estimate of the SWU production capacity for each supplier. "Nameplate Capacity" refers to the designed capacity of the facilities operated by the suppliers. Supply for Tenex also reflects trade restrictions and market practices limiting its ability to sell in the U.S., Western Europe and certain Asian countries.

               FISCAL YEAR 1997 ESTIMATED ENRICHMENT CAPABILITIES
                                 (IN MILLIONS)

                                               NAMEPLATE
                                              CAPACITY(1)    SUPPLY
SUPPLIER                                         (SWU)       (SWU)        TECHNOLOGY
--------                                      -----------    ------    -----------------
USEC
  Produced..................................     18.7         10.3     Gaseous Diffusion
  Purchased.................................       --          3.1     Purchased
          USEC Total........................     18.7         13.4
Eurodif.....................................     11.0          7.5(2)  Gaseous Diffusion
Tenex.......................................     20.0          7.5     Gas Centrifuge
Urenco......................................      3.8          3.8     Gas Centrifuge
Other(3)....................................      1.5          1.5     Various
          Total.............................     55.0         33.7

---------------

Source: Company estimates derived from industry, trade and consulting publications

(1) Nameplate capacity refers to the designed capacity of the facilities operated by the respective supplier.
(2) Eurodif's production reflects its current economics: the relative SWU price versus the prevailing cost of power.
(3) This includes the spot market, JNFL and a Chinese state-owned facility.

The Company's estimate of the fiscal 1997 market share of the four major suppliers and the spot market in the five geographical market sectors is set forth in the following table.

               FISCAL YEAR 1997 ESTIMATED WORLDWIDE MARKET SHARE

                                     NORTH                                                 FY97 WORLD
                                   AMERICA(1)   ASIA   W. EUROPE   E. EUROPE   OTHER(2)   MARKET SHARE
                                   ----------   ----   ---------   ---------   --------   ------------
USEC.............................      75%(3)    68%       10%          0%         0%          40%(3)
Eurodif..........................      12        14        49           2         28           23
Tenex............................       5(4)      5        16          96         28           22(4)
Urenco...........................       7         6        24           2          0           11
Spot/Other(5)....................       2         8         2           0         45            4
          Total(6)...............     100%      100%      100%        100%       100%         100%

---------------

Source: Company estimates derived from industry, trade and consulting publications

(1) Includes: U.S. and Mexico.
(2) Includes: Argentina, Brazil, China, India, Iran, Pakistan, South Africa, North Korea and Turkey.
(3) Includes approximately 4.5% North American and 1.5% world market share for Russian matched sales. See "Business -- Foreign Trade Matters."
(4) Excludes Russian matched sales in the U.S. See "Business -- Foreign Trade Matters."
(5) Includes the spot market, JNFL and a Chinese state-owned facility.
(6) Percentages may not sum to 100% due to rounding.

     Eurodif operates a single gaseous diffusion plant and is part of a closely interlocked French nuclear infrastructure; it purchases nearly all of its power from Electricite de France ("EdF") and sells about 60% of its annual SWU output to EdF.

     The Tenex facilities consist of a number of early-generation gas centrifuge plants. Although Tenex's centrifuge plants are older and therefore less efficient than those of Urenco, USEC believes that Tenex has the lowest overall production costs of the major suppliers. Tenex benefits from (i) low power requirements (a characteristic of centrifuge technology), (ii) moderate manpower costs (a result of its low wage rate, notwithstanding its high labor and overhead levels) and (iii) minimal capital charges. Despite Tenex's favorable cost structure, it operates at less than maximum capacity because trade and political restrictions limit its ability to access the United States, Western European and certain Asian markets. In addition, the Company believes that Tenex's production capacity is further constrained by its current equipment conditions.

     Urenco has a favorable competitive cost position, influenced significantly by its use of the gas centrifuge. Although Urenco's production capacity is currently 3.8 million SWU, it continues to add capacity and make systematic improvements to its centrifuge designs, thereby increasing efficiency and output. These changes serve to incrementally improve Urenco's cost position and increase capacity, which is expected to increase to approximately 5 million SWU by 2000. Urenco is also currently in the testing phase of its latest centrifuge technology, which could be deployed in the 2000 to 2001 time frame.

     Additional Supply Sources. In addition to the primary uranium enrichment suppliers, other sources of enriched uranium exist. The principal source is LEU derived from HEU obtained from dismantled United States and Russian nuclear weapons and military stockpiles. As the Executive Agent to the U.S. Government under the government-to-government agreement between the United States and the Russian Federation, USEC purchases the uranium enrichment component of HEU recovered from dismantled Russian nuclear weapons. USEC has also received transfers of HEU from the U.S. Government. Russia has significant supplies of HEU from dismantled weapons and military stockpiles, and its future disposition plans are unknown. According to an HEU disposition plan issued by the DOE in 1996, the U.S. Government has approximately 35 to 40 metric tons of excess HEU which the U.S. Government could blend down into LEU and introduce into the market in the 2001 to 2011 time frame. With respect to any U.S. Government sales of this material, such future sales would be subject to the provisions of the Privatization Act applicable to such sales.

     Enrichment capacity can also be added through increases in existing capacities of suppliers or by the construction of new facilities or development of new processes. As discussed above, Urenco has plans to expand its output and is also currently testing a more advanced centrifuge. Both JNFL and the Chinese Government have been pursuing capacity expansion programs through incremental construction and the acquisition of centrifuge technology which in total is not expected to exceed a capacity of 2.1 million SWU per year.

     Demand Overview. According to the Nuclear Energy Institute, an industry organization, nuclear power represents approximately 19% of the domestic and 17% of the worldwide utility electricity production. The demand for uranium enrichment services is a function of the total number of light water nuclear reactors using enriched uranium fuel and their total fuel requirements. As of March 31, 1998, there were 108 utilities operating 378 nuclear reactors that use enriched uranium for fuel in 28 countries. This includes 44 utilities operating 105 nuclear reactors in the United States.

     Substantial increases or decreases in total SWU demand occur only as new reactors are brought on line or when others cease operations. Based on the relatively low operating costs of nuclear reactors, most utilities run their nuclear reactors at maximum output to meet their base-load requirements. Because of this base-load nature of nuclear operations, declines in electricity consumption have a relatively modest impact on the fuel needs of operating reactors. As a result, over the long term, utility demand for SWU is generally stable.

     Deliveries of enriched uranium to customers are determined by reactor refueling schedules which are affected by, among other things, the seasonal nature of electricity demand and the operating availability of the reactor. Utilities try to schedule the shutdown of their reactors for refueling to coincide with periods of low demand, typically spring and fall. For efficiency reasons, utilities also attempt to run their reactors for periods of 12 months, 18 months, or in some cases, up to 24 months between refuelings. Thus some reactors are scheduled for fall refuelings, some for spring refuelings, and some are scheduled for 18-month cycles which alternate between the two seasons.

     LEU may only be exported to utilities in those countries that have a nuclear agreement for cooperation in effect with the United States. Since not all countries are parties to such agreements with the United States, certain markets are not currently available to the Company. See "Business -- Foreign Trade Matters."

     Current and Future Demand. The Company estimates that the worldwide demand for enrichment services in fiscal 1997 was 33.7 million SWU. The following table shows the breakdown of demand by region.

                  FISCAL YEAR 1997 ESTIMATED DEMAND BY REGION

REGION                                                           SWU DEMAND
------                                                          -------------
                                                                (IN MILLIONS)
North America...............................................        11.2
Western Europe..............................................        11.1
Asia (Japan, South Korea and Taiwan)........................         5.9
Eastern Europe and former Soviet countries..................         5.0
Other(1)....................................................         0.5
                                                                    ----
          Total.............................................        33.7
                                                                    ====

---------------
Source: Based on Company estimates.

(1) "Other" includes: Argentina, Brazil, China, India, Iran, Pakistan, South Africa, North Korea and Turkey.

     Worldwide growth in nuclear reactors largely depends on the anticipated long-term growth in electric power consumption and the availability and costs of alternative fuel sources, mainly fossil fuels. For the next five years, the Company anticipates that global enrichment demand will average approximately 36 million SWU per year. While the worldwide demand for SWU is expected to increase slightly, demand in the Asian market (Japan, South Korea and Taiwan) is expected to increase significantly from approximately 5.9 million SWU in fiscal 1997 to approximately 9 million SWU by fiscal 2009, most of which increase is expected to occur after 2002. This is based on the anticipated addition of 18 new reactors in Japan and South Korea which are anticipated to result in an increase in nuclear generating capacity of 37% by 2010 in those countries. The Company believes that the nuclear power market in the U.S. and Western Europe has peaked and will likely decline slightly over the next 10 to 15 years as poorer performing and older reactors reach the end of their economic lives.

     The average age of the 105 operating U.S. nuclear reactors, as well as of the reactors comprising USEC's United States customer base, is 18 years. Nuclear reactors are licensed by the NRC for 40 years. Three United States utilities have recently announced initiatives to secure a license extension on certain nuclear units, and others are expected to take similar initiatives. Utilities base decisions regarding continued operation of reactors primarily on issues of licensing and economics.

     Open Demand. The potential open demand in any year consists only of that part of requirements not already contracted for by utilities. All major suppliers have substantial forward commitments. Accordingly, the Company estimates that, at March 31, 1998, worldwide open demand through fiscal 1999 is minimal. The Company believes that open demand will increase to approximately
6.5 million SWU in fiscal 2001 as commitments under existing contracts begin to expire and new reactors begin operation.

     As a practical matter, open demand is generally not equally available to all suppliers. In certain markets, government involvement in, and ownership of, utility and enrichment facilities requires purchases from native suppliers. This occurs in France, as well as in Japan, where utilities are contractually committed to purchase 100% of JNFL's output. This amounted to approximately 11% of the Japanese utilities' requirements in fiscal 1997.

     Pricing. Uranium enrichment services are priced based upon SWU. Customers specify the assay of the enriched uranium product they desire (i.e., percent of U(235) in the product), as well as the transaction "tails assay" (i.e., the percentage of U(235) in the depleted UF(6)). This yields a specific number of SWU for which the customer is charged. SWU generally can be viewed as fungible in that SWU produced by all enrichers are delivered pursuant to established industry specifications. Accordingly, enrichment service providers attempt to distinguish themselves by price, reliability of supply and customer service rather than by product variation.

     Customers generally purchase SWU under long-term requirements contracts, although the length of such contracts has been declining in recent years. The price per SWU that a producer charges is a reflection of a combination of factors including, among other things, the producer's cost of operations and market supply and demand. The contract defines the SWU price and a range of tails assays set as provided in the contract. The aggregate amount that a customer pays is a function of the per SWU price and the number of SWU required. The number of SWU required is a function of the operation of the reactor and the tails assay selected by the customer.

                                    BUSINESS

OVERVIEW

     USEC, a global energy company, is the world leader in the production and sale of uranium fuel enrichment services for commercial nuclear power plants. USEC currently has approximately a 75% share of the North American uranium enrichment market and a 40% share of the world market. Uranium enrichment is a critical step in transforming natural uranium into fuel for nuclear reactors to produce electricity. USEC enriches uranium utilizing the gaseous diffusion process at two plants located in Paducah, Kentucky and near Portsmouth, Ohio. USEC's fiscal 1997 revenue and pre-tax income were $1.6 billion and $250.1 million, respectively. The Company's net income on a pro forma basis (primarily to reflect provision for federal, state and local income taxes and interest expense) for fiscal 1997 was $133.2 million.

     The Company supplies enriched uranium to approximately 60 customers for use in 176 nuclear reactors located in 14 countries throughout the world. Generally, the Company's contracts with its customers are "requirements" contracts pursuant to which the customer is obligated to purchase a specified percentage of its enriched uranium requirements from the Company. Consequently, the Company's annual sales are dependent upon the customers' requirements for the Company's services, which are driven by nuclear reactor refueling schedules, reactor maintenance schedules, customers' considerations of costs, and regulatory actions. Based on customers' estimates of their requirements, as of March 31, 1998, the Company had long-term requirements contracts with utilities to provide uranium enrichment services aggregating approximately $3.2 billion through fiscal year 2000 and $7.4 billion through fiscal year 2009. As of March 31, 1997, the Company had long-term requirements contracts to provide uranium enrichment services aggregating approximately $3.6 billion through fiscal year 1999 and $8.6 billion through fiscal year 2008.

     The Company began operations on the Transition Date when the U.S. Government's uranium enrichment activities were transferred from DOE to the Company. Since the Transition Date, USEC has adopted a series of private-sector management practices which have enabled it to be more responsive to its customers and to market forces. Applying private sector principles has significantly improved the Company's competitive positioning by: (i) adding $4.3 billion in new contract commitments through fiscal 2009 during the period from the Transition Date through March 31, 1998 (consisting of $4.1 billion from extensions of contracts or new contracts with existing customers and $200.0 million from contracts with new customers); (ii) significantly reducing order fulfillment times; (iii) maintaining a strong safety record at the GDPs while increasing Company-wide focus on regulatory compliance; and (iv) obtaining certification for the GDPs from the NRC. In addition, USEC has acquired a significant inventory of uranium from the U.S. Government.

STRATEGY

     The Company's goal is to continue to be the world's leading supplier of uranium fuel enrichment services and to diversify over time into related strategic businesses that will contribute to the Company's growth and profitability. To achieve its goal, the Company intends to focus on the following:

     Aggressively Pursue Sales Opportunities. The Company has implemented a strategy designed to increase sales to existing customers, many of whom currently buy less than 100% of their requirements from the Company (typically 70%) and to add new customers. Flexible contract terms have replaced standardized DOE contracts, and the Company has increased its attention to customer service, product quality and reliability. Management has implemented a variety of private-sector marketing principles which emphasize responsiveness to the needs of individual customers. In addition, USEC is committed to capitalizing on its reputation as a reliable and timely supplier and to delivering superior customer service. The Company has actively worked to reduce delivery times and has implemented an electronic order service system to facilitate management of customer orders and tracking of inventory.

     Improve Operating Efficiencies. The Company plans to continue to improve operating efficiencies by implementing a rigorous cost management program. A cornerstone of this program is USEC's commitment to continually investigate opportunities to purchase low-cost power and to seek the most efficient use of non-firm power to minimize the cost of power per SWU produced. The Company has also adopted cost containment goals intended to be achieved through improved power utilization, increased SWU production per labor hour, and other material and service cost reductions. USEC is committed to containing operating costs while ensuring continued compliance with health, safety and environmental standards.

     Commercialize AVLIS Technology. USEC plans to complete the development and commence commercialization of the next generation of uranium enrichment technology, AVLIS, which uses lasers to enrich uranium, and which should permit USEC to remain one of the lowest cost suppliers of uranium enrichment services and enhance its competitive position. The Company believes that it will be able to deploy a full-scale AVLIS facility in 2005. In addition, it is possible that the AVLIS technology may have applications in the medical, precision tool and semiconductor industries which the Company may elect to explore either on its own or through licensing arrangements. As AVLIS is being brought on line for production, the GDP facilities and AVLIS are expected to operate simultaneously. By 2006, AVLIS is expected to be able to displace some or all of the production of the GDPs; however, the Company will evaluate issues such as market demand and other supply sources at that time prior to making any decisions with respect to the GDPs.

     Diversify Over the Longer Term. The Company intends to diversify its business over time into related strategic businesses that will contribute to the Company's growth and profitability. This strategy could, among other things, result in the Company becoming involved in other phases of the nuclear fuel cycle that draw on its knowledge of the nuclear industry thereby allowing the Company to become a leader in the global nuclear energy market. Although the Company as a government corporation has not identified any acquisitions or strategic alliances, it intends to pursue appropriate opportunities which, among other criteria, are expected to: (i) offer a favorable balance with respect to market potential and manageable market entry risk; (ii) broaden USEC's operating base beyond its core business in ways that allow for the leveraging of its core competencies; (iii) diversify risk by being counter-cyclical to existing business; (iv) earn returns in excess of certain financial benchmarks including USEC's cost of capital; and (v) be accretive to earnings within a reasonable period of time.

COMPETITIVE ADVANTAGES

     Although the Company operates in a highly competitive environment, USEC believes that the following factors should enable it to compete effectively and continue as the world leader in the uranium enrichment market:

     - Strong Financial Position. USEC's strong financial position results from a significant backlog of contracted services attributable to established customers and a pro forma balance sheet at March 31, 1998 with $550.0 million in debt (representing 32% of total capitalization, adjusted to include short-term debt). The Company has long-term requirements contracts with utilities to provide uranium enrichment services aggregating approximately $3.2 billion through fiscal 2000 and $7.4 billion through fiscal 2009.

     - Favorable Arrangements with the U.S. Government. The Company is the beneficiary of several favorable long-term arrangements with the U.S. Government, implemented in connection with the Privatization. These arrangements, which will continue following the Privatization, include:

      - An advantageous lease providing for nominal rent payments for its production facilities with an open term renewal option;

      - Low-cost power purchase arrangements pursuant to which USEC purchases electricity (which represents up to 59% of the Company's production costs) at an average cost of less than 2 cents/kWh; and

      - The assumption by the U.S. Government of substantially all liabilities arising from the operation of the GDPs prior to the Privatization, including substantially all environmental liabilities.

     - AVLIS. USEC has the exclusive commercial rights to the AVLIS technology developed by the U.S. Government and believes that it has a considerable lead-time advantage over others attempting to develop similar laser-based uranium enrichment technology. The Company believes this new technology has the potential to offer significant cost advantages over both gaseous diffusion and centrifuge technology. The Company estimates that AVLIS will use only 5% to 10% of the power currently required of gaseous diffusion, will require significantly less capital investment than new centrifuge plants of similar capacity and will operate at levels requiring about 20% to 30% less natural uranium to produce comparable amounts of enriched uranium.

     - Ability to Complete Sales from Natural Uranium Inventory. USEC is positioned to supplement its uranium enrichment revenues through new sales of natural uranium. USEC's existing inventory contains a substantial amount of natural uranium, which has been supplemented by the transfer of additional uranium from the U.S. Government. See "Business -- Natural Uranium and HEU from DOE."

     - Executive Agent Under an U.S./Russia Agreement. USEC is the Executive Agent for the United States under a government-to-government agreement between the United States and the Russian Federation. In this capacity, USEC purchases from Russia the SWU component of LEU derived from HEU recovered from dismantled nuclear weapons of the former Soviet Union. Although acting as U.S. Executive Agent may pose certain risks, the arrangement provides an important strategic opportunity for USEC to introduce additional uranium enrichment services from Russia to the global market on an orderly basis and in a competitive manner that ensures the reliability and continuity of supply to enrichment customers. See "Business -- Russian HEU Contract."

SALES AND MARKETING

     One of the Company's top priorities has been to obtain additional commitments from existing customers and to add new customers. In pursuing this priority, the Company has initiated a flexible approach to both pricing and service, including shortening customer order lead times and introducing systems to manage natural uranium provided by customers, while implementing a variety of initiatives designed to improve customer service.

     The Company has contracts with 64 nuclear utility customers operating 273 nuclear reactors located in 14 countries. USEC provides enrichment services to 176 of these reactors. Domestic customer purchases accounted for 60% of the Company's fiscal 1997 revenue and foreign customers represented 40%. The proportion of annual revenue generated from domestic and foreign customers is expected to remain relatively constant through the end of the decade.

     Following the Transition Date, the Company established a Sales and Marketing unit as a part of its strategy to grow its core business. This unit now includes 18 professionals working in three groups. The first group includes persons responsible for direct sales and is organized into two teams covering the North American and international markets, respectively. The sales executives negotiate contracts and work to establish ongoing positive relationships with their assigned customers. The second group focuses on customer service and revenue accounting. The third group develops and sustains USEC's competitive differentiation in the marketplace with the goal of ensuring that the Company maintains its market position in pricing, customer value-added service and market share.

     As a part of its marketing strategy, the Company endeavors to differentiate its services from those of its competitors. In this regard, the Company believes that in making their purchasing decisions, utilities consider the price of enrichment services to be the most significant factor; however, issues of reliability, product quality and customer service are also important. The Company believes that it offers competitive prices and that it delivers superior customer service. In addition, the Company has a strong reputation as a reliable long-term supplier of enrichment services. See "Business -- Competition." Consequently, the Company's marketing strategy includes efforts to educate utilities to associate the combination of these positive features - competitive pricing, customer service, reliability - with the "USEC" name. USEC believes that this name "branding" strategy will help differentiate its services from those of its competitors and enhance its position as the industry leader.

     No one customer accounted for more than 10% of fiscal 1997 revenue. The Company's 10 largest customers collectively accounted for 50% of its fiscal 1997 revenue and included Arizona Public Service Company, Carolina Power and Light Company, Commonwealth Edison Company, Empresa Nacional Del Uranio, S.A. (Spain), Houston Lighting & Power Company, The Kansai Electric Power Company,

Incorporated (Japan), Korea Electric Power Corporation, PECO Energy Company, Tennessee Valley Authority and Tokyo Electric Power Company, Inc.

CUSTOMER CONTRACTS AND PRICING

     Overview. In excess of 95% of enrichment services are provided by primary suppliers selling directly to utilities under multi-year contracts. While some of these contracts are for fixed quantities, the vast majority are "requirements" contracts. Under a requirements contract, enrichment services are provided as and when needed. The amount of enrichment services actually purchased, therefore, depends on a number of factors including the capacity and performance of the reactor. Under this type of contract, the supplier receives the benefit of increases and assumes the risk of reductions in demand. Transactions are small in number but large in size, with a typical contract exceeding $50 million in value. Purchasing strategies tend to differ by utility size, region of the world and the relative value placed upon reliability, price and flexibility. There is an emerging trend among utilities to divide their purchases among several shorter-term contracts and stagger their renegotiations, thereby giving themselves maximum flexibility to respond to the market.

     The Company currently provides enrichment services to customers under two types of requirements contracts: (i) the "Utility Services Contracts," which are the uniform contracts that were transferred to the Company by DOE on the Transition Date, and (ii) New Contracts, which are (A) contracts negotiated or renegotiated by the Company with existing and new customers since the Transition Date which have been tailored to meet the particular needs of individual customers and (B) certain Utility Services Contracts which have been substantially amended since the Transition Date. A majority of USEC's customers have transitioned from their older Utility Service Contract or equivalent contract to New Contracts.

                     CUSTOMERS AND REVENUE BY CONTRACT TYPE

                                                               UTILITY
                                                              SERVICES        NEW
                                                              CONTRACTS    CONTRACTS
                                                              ---------    ---------
Number of utility customers.................................     50           10
FY 1995 Revenue.............................................     80%          20%
                                                                 --           --
Number of utility customers.................................     39           25
FY 1996 Revenue.............................................     58%          42%
                                                                 --           --
Number of utility customers.................................     34           30
FY 1997 Revenue.............................................     46%          54%
                                                                 --           --
Number of utility customers.................................     29           35
Nine months ended March 31, 1998 Revenue....................     47%          53%
                                                                 --           --

     Utility Services Contracts. As originally executed by DOE and the customers in 1984, the Utility Services Contracts have a term of 30 years. Pursuant to the terms of these contracts, a customer may terminate its future purchase obligation without penalty if it provides 10 years' prior notice of such termination and may terminate on shorter notice by incurring a substantial termination fee.

     Twenty-one customers with Utility Services Contracts are not obligated to purchase from USEC in at least one of the fiscal years 1999 through 2002 pursuant to their exercise of termination rights prior to the Transition Date.

     To avoid anticipated terminations and facilitate new contract discussions, the Company has waived the 10-year notice provision for each year from fiscal 2003 through 2008, inclusive. Accordingly, the Utility Service Contract customers who have not already exercised the termination right or who have not already made firm commitments for these years can now terminate commitments to the Company in any of fiscal 2003 through 2008 by giving notice no later than October 1, 1998.

     As of March 31, 1998, 17 customers with Utility Services Contracts are not obligated to purchase from USEC in at least one of the years 2003 through 2008 pursuant to their exercise of termination rights. Furthermore, the Company expects that, unless the advance notice requirement is again waived in fiscal 1999, most or all of the remaining customers with Utility Services Contracts who have not yet exercised these rights will exercise such rights with respect to the fiscal 2003 to 2008 period prior to October 1, 1998.

     The Company believes that regardless of whether they have exercised their termination rights, many of these customers have not yet made any decisions regarding purchases for fiscal 2003 through 2008, in part because of the long-term nature of these requirements. The Company intends to vigorously pursue contracts with such customers.

     Under certain situations, the Utility Services Contracts provide customers with the flexibility to vary the percentage of their annual purchase commitments. Specifically, if the customer has agreed to purchase 70% or more of its annual requirements from the Company, then it may vary its commitment between 70% and 100% with five-years' notice to the Company. The Company has waived the five-year notice requirement for customers that committed to purchase 70% or more of their requirements from the Company in fiscal 1999 as long as they respond by April 1, 1998 and in fiscal 2000, 2001 and 2002, as long as they respond by October 1, 1998.

     New Contracts. The Company's New Contracts are also primarily requirements contracts. The New Contracts have been individually negotiated with each utility. This has allowed the Company to tailor the economic, legal and operational terms in response to specific customer needs. The terms of the New Contracts have been in the range of 3 to 11 years and such contracts typically do not contain advance termination provisions. Terms contained in the New Contracts include establishment of accounts for customer-owned natural and enriched uranium, allocation of financial responsibility for taxes and future regulatory charges, limitation of liability for damages, and protection against liability to third parties arising from nuclear incidents. Additionally, consistent with the Company's goal of providing maximum flexibility to customers, many New Contracts contain options, tailored to each customer's particular needs, that permit customers to increase and decrease the percentage of requirements purchased from USEC in specific years.

     The Company believes that its willingness to provide flexible contract terms has been instrumental in its ability to successfully compete for and capture open demand. The Company also believes that the advent of shorter contract terms is an industry-wide phenomenon: utilities have been experiencing rapid changes in their industry and have been less willing to enter into extended obligations. This trend toward shorter contract terms requires that the Company, as well as its competitors, pursue new sales with greater frequency. The general effect of this is to increase the level of competition among uranium enrichment suppliers for new SWU commitments. See "Risk Factors -- Competition; Currency Exchange Rates; Trend Toward Lower Pricing."

     Calculation of "Backlog". Under both types of contracts, customers are required to provide non-binding estimates of their SWU requirements to the Company to facilitate the Company's ability to forecast production requirements and revenue. The dollar amount of the SWU that the Company's customers are anticipated to purchase pursuant to the foregoing calculation is referred to in this Prospectus as the Company's "backlog" or as the aggregate dollar amount of enrichment services that the Company expects to sell pursuant to its multi-year requirements contracts with utilities. Because the Company expects that most of the customers with Utility Services Contracts will exercise their right to terminate commitments in years 2003 through 2008, the Company has not relied on their estimates of expected purchases in such years in calculating the backlog.

     Pricing. Uranium enrichment services are priced based upon SWU. Historically, the U.S. Government established a uniform price under long-term SWU contracts that was required by law to be based upon a recovery of the U.S. Government's costs in producing SWU and was subject to annual adjustment.

     The base price of the Utility Services Contracts transferred to the Company on the Transition Date was $125 per SWU (the "Base Price"). The Company has not increased the price under contracts transferred from DOE, and as of March 31, 1998 the price remained $125 per SWU. The Company's Base Price is generally applicable to 70% of requirements purchased by customers under Utility Services Contracts. This Base Price may be adjusted upward or downward by the Company with 180 days' notice so long as it does not exceed a ceiling charge established under a formula in the Utilities Services Contracts. In each of fiscal years

1997 and 1998, the average price billed to the Company's customers under the Utility Services Contracts and New Contracts was approximately $115 per SWU.

     Currently, although SWU is essentially a commodity product, there are no standard indices in the long-term SWU market and contracts are entered into on a confidential basis. New SWU prices under long-term contracts are influenced by supply and demand dynamics in the market. Prices for uranium enrichment services under the New Contracts are negotiated. They are influenced by the volume and timing of the customer's open SWU commitments, perceptions of future market prices and the variety of options and operational flexibility required. New Contracts provide for prices that are significantly lower than the current Base Price under the Utility Services Contracts, reflecting current market conditions. See "Risk Factors -- Competition; Currency Exchange Rates; Trend Toward Lower Pricing," "Management's Discussion and Analysis of Financial Condition and Results of Operations." New Contracts generally provide that prices are subject to adjustment for inflation and, subject to certain limitations, for cost increases incurred by the Company resulting from changes in regulatory requirements.

     The spot market is driven by excess customer inventories, often brokered through an independent trader and sold to utilities with open demand not under contract. The average spot market price was approximately $79 per SWU in calendar 1986. By the spring of 1990, the full sales effect of utilities' excess inventory and SWU from the former Soviet Union entering into the spot market pushed the spot market price to a low of $49 per SWU. The average spot market price was approximately $91 per SWU in 1997. In 1997, the spot market supplied less than 2% of the total world market for enrichment services.

RUSSIAN HEU CONTRACT

     Overview. The Company has been designated by the U.S. Government to act as its Executive Agent in connection with a government-to-government agreement between the United States and the Russian Federation relating to the acquisition of LEU derived from HEU recovered from dismantled nuclear weapons from the former Soviet Union. In January 1994, the Company signed the Russian HEU Contract with Tenex, Executive Agent for Minatom, which, in turn, is the Executive Agent for the Russian Federation. Under the contract, USEC expects to purchase up to approximately 92 million SWU contained in LEU over a 20 year period according to a specified schedule. The LEU will be derived from up to 500 metric tons of HEU being blended down in Russia to a level suitable for commercial power reactor fuel.

     In April 1997, the Company entered into the Executive Agent MOA with the United States Department of State and DOE whereby the Company has agreed to continue to serve as the U.S. Executive Agent following the Privatization. Under the terms of the government-to-government agreement and the Executive Agent MOA, the Company can be terminated, or resign, as U.S. Executive Agent upon the provision of 30 days' notice. In the event of termination or resignation, the Company would have the right and the obligation to purchase SWU that is to be delivered during the calendar year of the date of termination and the following calendar year. The Executive Agent MOA also provides that the U.S. Government can appoint alternate or additional Executive Agents to carry out the government-to-government agreement.

     SWU Component of Russian LEU from HEU. USEC ordered 3.3 million SWU in calendar 1997, of which 3.2 million SWU had been delivered as of March 31, 1998, and 4.4 million SWU were ordered for calendar 1998. USEC has committed to order up to 5.5 million SWU in each of the calendar years 1999, 2000 and 2001. The quantities and the mechanism for establishing prices for SWU purchases under the Russian HEU Contract through 2001 have been set, although prices for SWU delivered in 1999, 2000 and 2001 are subject to price adjustments based on U.S. inflation. The contract provides that the parties will meet in 2000 and may at that time agree on quantities and prices for the five years beginning in 2002. The Company expects to purchase 5.5 million SWU in each of the years following 2001 during the remaining term of the Russian HEU Contract.

     The price the Company is currently paying for the Russian SWU is substantially higher than the Company's marginal cost of producing SWU at the GDPs. See "Risk Factors -- Risks Associated with Purchases Under the Russian HEU Contract." Consequently, although the Company presently can resell the Russian SWU for more than the Company is paying, such sales are less profitable than sales of SWU produced at the GDPs. Nevertheless, as the only U.S. provider of enrichment services today and as a result of its strong technical capability, backlog and financial position, the Company believes that it is uniquely positioned to act as U.S. Executive Agent under the Russian HEU Contract. The Company believes it can best integrate this additional supply of enrichment services into the market in a manner that minimizes market disruption and ensures the reliability and continuity of economic supply to electric utilities.

     USEC pays for the SWU delivered under the Russian HEU Contract within 60 days after delivery. In order to facilitate and support the Russian Federation's implementation of the contract, however, the Company made advance payments to Tenex of $60 million in calendar 1994 and $100 million in each of calendar years 1995 and 1996. USEC credits advance payments, up to $50 million per year, against half of the SWU value in each delivery received and makes cash payments for the remaining portion. As of March 31, 1998, $162.0 million of the $260.0 million in advance payments had been credited against the 6.5 million SWU purchased. From inception of the Russian HEU Contract to March 31, 1998, the Company purchased 6.5 million SWU derived from 35 metric tons of HEU at an aggregate cost of $556.5 million, including related shipping charges.

     Natural Uranium Component of Russian HEU. Although the Russian HEU Contract as originally executed in 1994 obligated USEC to purchase the natural uranium component of LEU deliveries, USEC and Tenex amended the contract in 1996 in accordance with the Privatization Act to provide that with respect to all LEU deliveries under the contract after January 1, 1997 USEC would transfer the natural uranium component of such deliveries to Tenex. Consequently, since January 1997, USEC has purchased (and has committed to purchase in the future) only the SWU component of LEU delivered by Tenex under the contract. With respect to deliveries in calendar years 1995 and 1996, as directed by the Privatization Act, USEC purchased both the SWU and natural uranium components and transferred the natural uranium component to DOE in December 1996.

NATURAL URANIUM AND HEU FROM DOE

     Under the Privatization Act, DOE is required to transfer to the Company, at no cost, up to 50 metric tons of HEU and up to 7,000 metric tons of natural uranium from DOE's stockpile subject to certain restrictions. See "Pro Forma Financial Information -- Pro Forma Balance Sheet." The 50 metric tons of HEU represents 3.4 million SWU and 5,000 metric tons of natural uranium. The Company is responsible for costs related to the blending of the HEU into LEU, as well as certain transportation, safeguards and security costs. The Company received the 7,000 metric tons of natural uranium in April 1998 and anticipates receiving the 50 metric tons of HEU over the period September 1998 to September 2003. The Privatization Act places certain limits on the ability of the Company to deliver this material for commercial use in the United States. In particular, the Company may not deliver for use in the United States (i) more than 10% of the uranium in any calendar year, or (ii) more than 800,000 SWU contained in LEU in any calendar year.

     In May 1998, the Company also received an additional 3,800 metric tons of natural uranium and 45 metric tons of LEU to settle DOE's liabilities for nuclear safety upgrade costs and to satisfy certain other remaining obligations of DOE to the Company. The 45 metric tons of LEU represent 280,000 SWU and 453 metric tons of natural uranium. The Company may not deliver such uranium for commercial use in the United States over less than a four-year period.

     The following chart sets forth USEC's SWU and natural uranium inventory, together with transfers that USEC has already or expects to receive from the U.S. Government.

             USEC SWU AND URANIUM INVENTORY AND EXPECTED TRANSFERS

                                                              SEPARATIVE
                                                                 WORK           URANIUM
                                                                 UNITS         AS UF(6)
                                                              -----------    -------------
                                                              (THOUSANDS)    (METRIC TONS)
Inventories at March 31, 1998...............................     7,944          12,145
Transfer of 45 metric tons of LEU...........................       280             453
Transfer of 3,800 metric tons of uranium....................        --           3,800
Transfer of .8 metric tons of HEU...........................       342             211
Transfer of 7,000 metric tons of uranium....................        --           7,000
Transfer of 50 metric tons of HEU...........................     3,400           5,000
                                                                ------          ------
                                                                11,966          28,609
                                                                ======          ======

     The average annual price in the spot market for a kilogram of uranium as UF(6), based on month-end data, was $37.10 in 1997, $46.71 in 1996, $35.59 in
1995, $29.66 in 1994, and $30.59 in 1993.

     Depending on customer requirements and other factors, the Company expects to retain the equivalent of approximately 5,000 metric tons of natural uranium to meet ongoing operational requirements, and would anticipate, over time, selling the remaining inventory. USEC plans to sell this natural uranium gradually, as uranium or together with SWU in the form of enriched uranium product, through 2005. The Company intends to manage its sales of natural uranium so as to not significantly affect the U.S. natural uranium market. See "Risk Factors -- Natural Uranium Sales."

GDPS/OPERATIONS

     The Company's GDPs at Paducah and Portsmouth are among the largest industrial facilities in the world. The process buildings at the two GDPs have a total floor area of approximately 330 acres and a ground coverage of about 167 acres. The GDPs are designed so that cells or groups of equipment can be taken off line with little or no interruption in the process. In fiscal years 1995, 1996 and 1997, the GDPs produced 13.6 million SWU, 10.6 million SWU, and 10.3 million SWU, respectively, based on operating tails assays. The Company's operations at the GDPs involve certain risks which are described in "Risk Factors -- Risks Associated with Enrichment Operations."

     Paducah. The Paducah GDP is located in McCracken County in western Kentucky. The total site covers 750 acres and consists of four process buildings. The plant has been in continuous operation since September 1952. Between 1971 and 1982, the plant underwent extensive improvements.

     Paducah has been certified by the NRC to produce low enriched uranium up to 2.75% U(235) and has a design capacity of 11.3 million SWU per year. Uranium enriched at the Paducah GDP is shipped to the Portsmouth GDP for further enrichment. The Company may seek approval to operate Paducah to produce enriched uranium up to 5% U(235), which would provide the Company with additional operating flexibility to meet customer requirements. In order to ship enriched uranium to fuel fabricators from this facility, certain modifications to the shipping and handling facilities at the Paducah GDP would be required.

     The Paducah GDP is located near the New Madrid fault line. The Company has obtained a commitment for property and business interruption insurance, including earthquake coverage, which will become effective upon completion of the Privatization. The coverage limit under this all-risk policy will be less than the total insurable value of the plants and is subject to a $5 million deductible.

     Portsmouth. The Portsmouth GDP is located in Pike County in south central Ohio. The plant site covers 640 acres and consists of three process buildings. It was completed in 1956 and has been in continuous operation since that time. As at the Paducah GDP, the Portsmouth GDP was substantially renovated between 1971 and 1983.

     Portsmouth was originally designed and constructed to produce HEU for the United States Nuclear Weapons and Naval Reactors program. Because of a change in military requirements, the HEU production equipment was taken out of service. The plant has been certified by the NRC to produce product enriched to a maximum of 10% U(235). The design capacity of the production equipment is 7.4 million SWU per year.

     Capital Improvements. The GDPs are approximately 45 years old. In 1983, DOE completed the Cascade Improvement Program ("CIP") and the Cascade Uprating Program ("CUP"), substantially upgrading the GDPs. CIP incorporated the most recent advances in gaseous diffusion technology, primarily by installing an improved barrier in most sections of the plants. At a cost of approximately $700 million, this program increased the capacity of the GDPs from 12.5 million to approximately 16.5 million SWU per year and reduced per unit power consumption without additional operating costs. The CUP increased the power handling capacity of the two-plant complex from 4,500 megawatts to 5,300 megawatts (5,190 megawatts excluding the high assay portion of the Portsmouth GDP) by installing motors with larger power ratings and improving the design capacity of the electrical systems and cooling towers. At a cost of approximately $260 million, this program increased the design capacity of the plants to a total of approximately 18.7 million SWU per year. Together, CIP and CUP increased the separative capacity of the two GDPs by approximately 50% (Paducah from 7.3 to 11.3 million SWU per year and Portsmouth from 5.2 to 7.4 million SWU per year), thereby enabling the GDPs to more efficiently utilize power resources.

     The Company is continuously performing maintenance work on and upgrading the facilities. The Company spent $25.8 million for capital expenditures, primarily relating to GDP improvements, in fiscal 1997. The Company expects its GDP-related capital expenditures to be approximately $15 to $35 million each year through fiscal 2000. Planned capital and major maintenance expenditures are expected to be sufficient to maintain the operability of the plants at least through 2005.

     Equipment and Parts. The process equipment at the GDPs has historically had low failure rates. Failed components (such as compressors, coolers, motors and valves) are removed from the process and repaired or rebuilt on site at each of the GDPs. Common industrial components, such as the breakers, condensers and transformers in the electrical system, are procured as needed. In light of the fact that the GDPs were initially constructed in the 1950s, some components and systems may no longer be produced, and spares for such parts may not be readily available. In these situations, replacement components or systems are identified, tested, and procured from existing commercial sources, or the plants' technical and fabrication capabilities are utilized to design and build replacements. Another source of replacement equipment has been DOE's Oak Ridge, Tennessee enrichment facility which has been shut down. Large quantities of components have been relocated from Oak Ridge to the GDPs.

     The GDPs currently use freon as the primary process coolant. The production of freon in the United States was terminated as of December 31, 1995. In order to ensure that the Company continues to have enough freon to meet its needs, the Company is actively working to reduce leakage of freon at the GDPs, with a goal to reduce losses by about 40% over the next five years. Freon leaks from pipe joints, sight glasses and tubes. Leakage from the GDPs is at about a 6% rate, resulting in leakage of approximately 700,000 pounds of freon per year. The Company has a strategic reserve of 2.8 million pounds of freon. The Company believes that its efforts to reduce freon losses and its strategic inventory of freon should be adequate to allow the GDPs to continue to utilize freon through at least the year 2001. A program is underway to identify and validate an alternative coolant to be used once the freon inventory is depleted.

     Cell Availability. In order to utilize power most efficiently, the Company seeks to maintain 90% or more of its large production cells on line. Since the Transition Date, the Paducah GDP has generally operated with 85% to 97% of the large production cells in operation. Reductions in cell availability are typically short term and result from equipment failures and planned maintenance. For the nine months ended March 31, 1998, performance was 93% of total capacity. Since the Transition Date, the Portsmouth GDP has generally operated in the range of 65% to 92% of the large production cells in operation. For the nine months ended March 31, 1998, the plant was operating at 71% of planned capacity due to equipment failures and increased maintenance requirements. The ability to return cells to service quickly at Portsmouth has been less successful than at Paducah. Cell availability rates have been better at the Paducah GDP than the Portsmouth GDP in part due to the greater availability of larger cells at the Paducah GDP. Because both GDPs produce approximately the same amount of enriched uranium, the Portsmouth GDP, with fewer large cells, is required to work harder. This mode of operation necessarily results in more maintenance requirements for the cells at the Portsmouth GDP. Management has initiated a program designed to improve both the availability and reliability of the cells at Portsmouth.

     Cost Management/Efficiency Improvement. Following the Transition Date, USEC formalized a program to focus on the cost of production at the GDPs with a view towards containing such costs to the extent practicable. The result of this effort was the adoption of certain cost containment goals. Such goals are now set forth in USEC's strategic plan through fiscal 2005. These cost containment goals set certain targets to be achieved through a combination of cost containment measures, productivity improvements in power utilization and increased SWU production per labor hour.

     Cost reduction efforts are focused in several areas of the production operation. Since power costs constitute 53% to 59% of total production costs, efforts are continuously ongoing to identify potential cost reductions in this area. Power cost savings are achieved by maximizing the efficient utilization of power at the GDPs and prudent non-firm power purchases. Other areas targeted for cost reduction include major maintenance, capital projects, depleted UF(6) disposal and contaminated waste disposal.

     Purchasing and Materials Management. The purchasing and materials units are responsible for the acquisition of all supplies, materials and services for USEC headquarters and the GDPs. These units are generally organized with a central procurement function and local purchasing and materials management functions at the sites. In addition, the GDPs use an automated purchasing and materials management system which is integrated with receiving, inventory control, accounts payable and the general ledger system. This automated system helped to facilitate a number of improvements at the GDPs, including the use of systems contracts; blanket purchase agreements; electronic data interchange with customers, vendors and others with whom the Company or LMUS does business; and activity based costing inventory analysis. In addition, more cost effective methods of inventory control are being implemented. As a result of these organizational and technological advancements, the Company has achieved cost reductions in materials and services as well as inventory reductions.

     Preventive Maintenance Program. To help ensure reliable and safe operations, the GDPs utilize an extensive preventive maintenance program. Among the program's objectives are to ensure that safety systems are maintained in a condition adequate for the protection of the public and plant workers, as well as to extend the life of plant equipment and prevent premature failures. Comprehensive preventive maintenance systems are in place to ensure continued compliance with health, safety and environmental standards.

     LMUS Contract. Before USEC was formed, the GDPs were administered through a management and operations contract between DOE and Martin Marietta Energy Systems, Inc. (a predecessor of Lockheed Martin Energy Systems, Inc. ("LMES")), with DOE providing the funding and oversight of the contractor's operations. Effective October 1, 1995, this contract arrangement was changed to an operations and maintenance ("O&M") contract with LMUS, a subsidiary of Lockheed Martin, pursuant to which USEC manages the GDPs and LMUS operates and maintains the GDPs (the "LMUS Contract"). Under the LMUS Contract, LMUS provides the labor, services, materials and supplies required to operate and maintain the GDPs, other than the required natural uranium and power. The Company funds LMUS for its costs, subject to strict budget controls and various caps on liability. The LMUS Contract contains a specific statement of work typical of commercial O&M contracts as well as additional financial controls and incentives. Under the LMUS Contract, the contractor is paid a base fee and has the ability to earn incentive fees by demonstrated improvements in production capability, regulatory performance, cost reduction, safety and customer responsiveness. There is also a provision for an independent additional one-time bonus at the end of the initial three-year contract.

     The LMUS Contract expires on October 1, 2000. The LMUS Contract may be terminated by the Company without penalty upon six months' notice.

     Under the LMUS Contract, USEC is responsible for and accrues for its pro rata share of pension and other post-retirement health and life insurance costs relating to LMUS employee benefit plans. Post-retirement benefits are provided to LMUS employees under LMES-sponsored employee benefit plans with LMUS participating as an affiliated employer.

LEASE AGREEMENT

     The Lease Agreement, which commenced on July 1, 1993, had an initial term of 6 years. The Company has the right to extend the Lease Agreement indefinitely, with respect to either or both GDPs, for successive renewal periods. In June 1997, the Company renewed the Lease Agreement for both GDPs for an additional five year term expiring on June 30, 2004. The Company may terminate the Lease Agreement, with respect to one or both GDPs, by providing two years' prior notice to DOE. The Company leases most, but not all, of the buildings and facilities at the GDP sites. The Company may increase or decrease the property under the Lease Agreement to meet its changing requirements. Within the contiguous tracts, certain buildings, facilities and areas related to environmental restoration and waste management have been retained by DOE and are not leased to the Company.

     Lease Agreement payments include a base rent representing DOE's costs in administering the Lease Agreement, including costs relating to the electric power contracts, and costs relating to DOE's regulatory oversight of the GDPs. The Company expects that the cost of the Lease Agreement will be $3.2 million in fiscal 1998.

     The Lease Agreement permits DOE to store personal property, including certain hazardous materials, at the GDPs. The Lease Agreement also permits DOE to bring additional hazardous materials to the GDPs with the Company's express and specific written consent and as long as it does not significantly interfere with Company operations, and makes DOE solely responsible for the care and maintenance of DOE's personal property, any costs of its removal or disposal and for the decontamination and decommissioning of such personal property except to the extent such liability arises out of the Company's negligence or willful misconduct.

     At termination of the Lease Agreement, the Company may leave the property in "as is" condition, but must remove all waste generated by the Company which is subject to offsite removal and must place the GDPs in a safe shutdown condition. Upon termination of the Lease Agreement, DOE is responsible for the costs of all decontamination and decommissioning of the GDPs. If removal of any USEC capital improvements increases DOE's decontamination and decommissioning costs, the Company is required to pay such increases. Title to capital improvements not removed by the Company will automatically be transferred to DOE at the end of the Lease Agreement term. The Company anticipates accruing $5.6 million per year for lease turnover costs in each of fiscal 1998 and 1999.

     DOE is required under the Lease Agreement to indemnify the Company for certain costs and expenses, including: (i) certain environmental liabilities attributable to operations prior to the Transition Date; (ii) certain employee pension, welfare and other benefits or liabilities incurred or accrued prior to the Transition Date; and (iii) costs or expenses relating to actions taken or not taken prior to the Transition Date pursuant to contracts transferred to the Company on the Transition Date. In addition, under the Lease Agreement DOE is required to indemnify the Company for costs and expenses related to claims asserted against or incurred by the Company arising out of DOE's operation, occupation or use of the GDPs after the Transition Date. DOE activities at the GDPs since the Transition Date have been focused primarily on environmental restoration and waste management and management of depleted UF(6). DOE is required to indemnify the Company against claims for public liability (i) arising out of or in connection with activities under the Lease Agreement, including transportation and (ii) arising out of or resulting from a nuclear incident or precautionary evacuation. DOE's obligations are capped at the $8.96 billion statutory limit set forth in the Price-Anderson Act for each nuclear incident or precautionary evacuation occurring inside the United States.

POWER

     Overview. The GDPs require substantial amounts of electric power. Costs for electricity are the Company's largest operating cost, representing 53% to 59% of the Company's production costs. A substantial portion of the electricity for the GDPs is supplied under contracts at average prices below 2c/kWh. Historically, USEC has purchased approximately two-thirds of its requirements under firm contracts, and the remaining one-third as non-firm energy.

     At recent electricity rates, average production cost per SWU is lowest when the GDPs are operated at a production level of approximately 13 million SWU per year. At this production level, the plants require approximately 33 million megawatt hours of electric energy per year or an average power level of 3,700 megawatts. On average, during the first nine months of fiscal 1998 and during fiscal years 1997, 1996 and 1995, the GDPs were run at capacities that required 1,084, 1,400, 1,455 and 1,845 megawatts respectively, at Portsmouth and approximately 1,345, 1,725, 1,480 and 1,875 megawatts respectively, at Paducah. Operation of both GDPs at full capacity requires approximately 5,200 megawatts, which is equivalent to the approximate annual electricity consumption of the States of Connecticut or Arkansas. However, USEC anticipates that its energy consumption will decrease as its supply mix changes.

     In the 1950s, a number of utilities formed two corporations to supply power to the GDPs -- EEI to serve Paducah and OVEC to serve Portsmouth. Pursuant to power purchase agreements between DOE and OVEC and EEI, each of which extends through calendar 2005, most of the electricity produced at the two power plants owned by OVEC and one such plant owned by EEI serves the GDPs. DOE transferred the benefits of these power purchase arrangements to USEC by the Electricity MOA. The Company also has an agreement with the Tennessee Valley Authority ("TVA") for the purchase of non-firm power for Paducah.

     The Company has initiated a number of programs to reduce its power costs, including programs designed to (i) increase the efficiency of power utilization (i.e., the number of SWU produced per MWh of electric energy), (ii) manage the use of existing power resources to minimize cost per MWh, and (iii) pursue additional sources of economical power. At Paducah, the Company places considerable reliance on non-firm power, which historically has been more economical than firm power. Since non-firm power prices and reliability of supply vary with the time of year, time of day and weather conditions, the ability to adjust Paducah's electrical load in response to availability and price changes is an essential element in managing power costs. Therefore, Paducah operates equipment which facilitates the rapid changes of load on its enrichment equipment permitting corresponding rapid changes in electric load. This allows Paducah to swing as much as 400 MW of electrical load in one to two hours, providing prompt response to changes in the price of non-firm power. Decisions to purchase non-firm power are based upon production needs, anticipated power costs and production cost targets (dollar per SWU criteria).

     Power Purchase Agreements. Pursuant to the EEI power purchase agreement, EEI is obligated to provide two types of firm power: "permanent Joppa power" and "firm additional power." Permanent Joppa power refers to the power that USEC receives from EEI's Joppa, Illinois plant. EEI is obligated to provide, and USEC through DOE, is obligated to purchase, a specified percentage (currently 60%) of that plant's annual capacity. USEC is obligated (i) to pay the demand charge, reflecting the pro rata share of operating costs, depreciation, interest charges, taxes and return on owner's capital, for the specified percentage regardless of whether USEC takes any energy and (ii) to pay an energy charge, which covers the pro rata share of the cost of fuel, for the energy USEC does take. If additional transmission facilities are required to deliver energy from non-EEI sources, USEC must pay 75% of these costs. In addition, USEC is obligated to pay any unamortized costs of additional or modified transmission facilities if it terminates the agreement. Either party may, on an annual basis, reduce its respective obligation by up to 10% of Joppa plant capacity with notice on or before the prior September 1. In addition, each party may reduce its obligation by a greater amount or terminate its obligation in its entirety with five years' notice.

     Firm additional power refers to power that is supplied by the utility owners of EEI when permanent Joppa power is insufficient to meet the minimum power requirements of the Paducah GDP. The rate for firm additional power is EEI's cost plus a fee of up to $1.00 per MWh. EEI has discretion over when the permanent Joppa power will be made available to USEC during the year. As a result, EEI typically supplies

USEC with the more costly firm additional power during the peak demand periods of winter and summer, while supplying USEC with the permanent Joppa power during the low demand periods of spring and fall. Either party may cancel its commitment with respect to firm additional power by providing three years' written notice.

     Under the OVEC power purchase agreement, OVEC must make available to USEC (through DOE) the net available capacity of its generating plants, less transmission losses and reserve capacity. The cost of permanent power consists of an energy charge, which covers the cost of fuel, and a demand charge, which reflects capital and operating costs, debt service, taxes and a return on owner's capital. In addition, USEC is required to pay the costs of additional and replacement facilities. In the event USEC purchases less than OVEC's net available capacity, then USEC must pay the demand charge but not the energy charge. USEC may reduce its purchase obligation by up to 300 MW per six-month period by giving 60-months' notice and may also terminate the agreement upon three years' notice. If USEC needs power from sources other than OVEC's two power plants, OVEC is obligated to use its best efforts to obtain such power. This power may come from OVEC sponsoring companies or other sources and will be charged at OVEC's cost plus a fee of $1.00 per MWh. OVEC does not have the right to terminate the agreement or reduce its obligation.

     At current production levels at the Portsmouth GDP, the Company does not need all of the power that it is obligated to purchase from OVEC, and, consequently, negotiates to reduce its purchases of the power from OVEC as agreed upon by the parties from time to time. The negotiation involves the reduction of the demand component of the OVEC power charge to USEC. USEC is not obligated to pay the energy component of power that is not utilized. The prices for such sales have generally been below the price at which USEC is obligated to purchase the power from OVEC.

     Arrangements with DOE. While DOE remains the "named" purchaser under the power purchase agreements with EEI and OVEC, under the Electricity MOA, DOE must make available to USEC the power that it receives under the agreements. DOE must take all actions requested by USEC that are consistent with the terms of the power purchase agreements, including giving its consent to any modification, assignment or termination of the power purchase agreements requested by USEC, except for those which would either extend the term of an agreement or be inconsistent with DOE orders concerning procedures for contracting for utility services. DOE may not agree to any amendment, assignment or termination or otherwise exercise any rights or consent to any action of EEI or OVEC without the consent of USEC except in specified circumstances, such as an emergency.

     Under the terms of the Lease Agreement, USEC must provide power purchased from EEI or OVEC to DOE for DOE's continuing environmental restoration and waste management operations at the Paducah and Portsmouth sites, and DOE must reimburse USEC for that power.

     USEC is responsible for all costs associated with the power purchase agreements after the Transition Date, including its pro rata share of post-retirement obligations, and USEC and DOE are required to share the costs for the decommissioning, shut-down, demolition and closing of OVEC's power plants and the costs for the demolition and shutdown of EEI's power plant. With respect to OVEC these costs are allocated on the basis of the relative amount of energy consumed by OVEC, DOE and USEC subsequent to October 14, 1992, and with respect to EEI these costs are allocated on the basis of the relative amount of energy consumed by EEI, DOE and USEC over the life of the power purchase agreement.

ADVANCED LASER-BASED TECHNOLOGY

     AVLIS. USEC plans to complete the development of and commence commercialization of AVLIS, the next generation of uranium enrichment technology, with the goal of remaining one of the lowest cost suppliers of uranium enrichment service and enhancing its competitive position. Commercial deployment of AVLIS is anticipated in 2005.

     The AVLIS technology involves processing a uranium metal alloy feedstock, through the use of lasers and an enriched uranium collection system. The lasers selectively ionize the U(235) atoms, which become attracted to charged collector plates. The end product of this process is an enriched uranium metal alloy rather

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

than a UF(6) gas (which is the end product of the gaseous diffusion process). Under AVLIS, a large percentage of the U(235) atoms can be selectively ionized and separated from the U(238) atoms in one pass -- as compared to the gaseous diffusion or centrifuge processes where isotope selectivity is several orders of magnitude less and requires many more repetitions to achieve the desired enrichment. Based on engineering studies and demonstrated systems performance capability, the Company believes that an AVLIS facility would use 5% to 10% of the power currently used by the GDPs to produce each SWU, require significantly less capital investment than new centrifuge plants, and use about 20% to 30% less natural uranium to produce comparable amounts of enriched uranium. In addition, the ability to use modular architecture in designing a laser-based system allows for flexible deployment, enabling capacity to be added as market demand so warrants.

     AVLIS Deployment. Since 1973 the U.S. Government has spent more than $1.7 billion on research and development, technology development and demonstration activities related to AVLIS, including $325.0 million by USEC for pre-deployment activities from the time that the USEC Board determined in July 1994 to proceed with AVLIS through March 31, 1998. AVLIS deployment is expected to be accomplished in two phases and was estimated in September 1997 to cost approximately $2.2 billion from fiscal 1998 through fiscal 2005. The Company periodically re-evaluates its AVLIS estimated costs and currently believes this estimate could vary by up to 20%. The first phase, "performance demonstration, design and licensing," began in fiscal 1996 and extends through fiscal 2001. The estimated cost of the first phase is approximately $550.0 million for fiscal 1998 through fiscal 2001. During this phase, the Company expects to (i) demonstrate the plant-like performance of the feed production, enrichment and product conversion processes by the end of 1999, (ii) complete the final design and detailed cost estimate for an AVLIS facility, and (iii) obtain NRC licensing and other regulatory approvals for the construction and operation of the AVLIS facility. The Company expects that the site selection process for the AVLIS facility will occur after the Privatization. Once the first phase is successfully completed, the Company will initiate the second phase.

     The second phase, "procurement, construction and startup," is expected to begin in fiscal 2001 and end in fiscal 2005 with the deployment of AVLIS. The estimated cost to complete this phase is approximately $1.65 billion. During this phase, the Company expects to (i) procure the equipment for and begin construction of the AVLIS facility, (ii) develop plant operation procedures and train plant engineers and supervisors, (iii) startup the AVLIS facility and train operations and maintenance staff, and (iv) conduct final testing and perform system activation and integration. The Company currently anticipates operation of the AVLIS plant at an 8.7 million SWU capacity.

     USEC has made certain significant strides toward its goal of deploying AVLIS, including the following: USEC has entered into an agreement with DOE pursuant to which USEC received royalty-free rights to the AVLIS technology for uranium enrichment and the ability to utilize DOE's AVLIS facilities at LLNL. Second, a USEC-managed group was established to help implement the AVLIS project. Third, a plant-like demonstration project was initiated which included an independent assessment of the state of development of the AVLIS enrichment process which resulted in clear identification of components and systems requiring priority attention. USEC has activated and expanded the LLNL demonstration facility to simulate a one-line enrichment plant and achieved positive performance demonstration levels in laser and separator systems. Demonstration of plant-like enrichment capability is scheduled to occur in calendar 1998. Fourth, the Company has entered into joint development agreements with Cameco Corporation ("Cameco") for AVLIS feed conversion services and General Electric Company ("GE") for AVLIS product conversion services. See "Risk Factors -- AVLIS."

     The Company is using LLNL to provide scientific and engineering expertise in the performance verification and design areas. The Company has retained Bechtel Group, Inc. to perform architect engineering, engineering systems, and control systems services. Allied Signal Corporation is providing operations and maintenance technicians for operation of the demonstration facility at LLNL. BWX Technologies (formerly Babcock and Wilcox Naval Nuclear Fuels Division) is providing separator engineering and licensing services. All of the foregoing activities are being and will continue to be managed by the Company.

     Ownership of Property Relating to AVLIS. In April 1995, the Company entered into an agreement with DOE (the "AVLIS Transfer Agreement") providing for, among other things, the transfer to USEC by DOE

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

of its intellectual and physical property pertaining to the AVLIS technology. DOE has agreed that, upon the completion of the Offering, those patents will be assigned to USEC subject only to certain rights of the U.S. Government to use the patents (as well as certain other AVLIS-related intellectual property) for governmental purposes. Under the agreement, the Company is not obligated to pay DOE any royalties for its own use of AVLIS, or to pay any portion of royalties received from licensing AVLIS to third parties for enrichment of uranium or other materials for use in facilities for generating electricity.

     Under the AVLIS Transfer Agreement, DOE conducts AVLIS research, development and demonstration at LLNL as requested by the Company. The Company reimburses DOE for its costs in conducting AVLIS work, and the Company is liable for any incremental increase in DOE's costs of decontamination and decommissioning the AVLIS facilities at LLNL as a result of the work performed for the Company. The AVLIS research and development work is performed primarily by the University of California under DOE's management and operations contract for LLNL. Inventions that result from this research and development effort will be owned by the Company.

     Nuclear Fuel Cycle Issues. Because AVLIS requires a metallic form of uranium for processing rather than UF(6), new industrial capabilities will be required to prepare the feed for enrichment and to convert the enriched product to a form suitable for fabrication as fuel. The Company has entered into joint development agreements with Cameco for AVLIS feed conversion services and GE for AVLIS product conversion services. Under such agreements, if USEC elects not to proceed from the demonstration phase to the deployment phase, but Cameco or GE, as the case may be, elects to proceed, or if the agreement is terminated under certain circumstances, USEC must reimburse Cameco or GE, as the case may be, for costs and expenses incurred by them in accordance with the project budget and plans, and Cameco or GE, as the case may be, must transfer certain rights in technology and intellectual property developed in the course of the project to USEC. In the event USEC determines not to deploy AVLIS, these agreements together provide for a maximum cost reimbursement to GE and Cameco of $9.0 million prior to such decision, subject to certain provisions for any cost overruns. As of March 31, 1998, the Company's liability, in the event of termination, to both GE and Cameco was $1.8 million. The Company's potential liability under these agreements increases over time as GE and Cameco costs increase.

     If USEC proceeds with AVLIS deployment but elects to do so without entering into an agreement with Cameco for feed conversion services or with GE for product conversion services, USEC is obligated to pay Cameco or GE, as the case may be, certain annual royalty payments. Any payments to Cameco would be based on the amount of uranium used by USEC in the AVLIS feedstock. In such event, these payments are estimated to total approximately $5 million per year for ten years but would not exceed $50 million in the aggregate. Payments to GE would include a fixed payment of $5 million plus an annual royalty of $1 million until certain GE patents related to the product conversion expire.

     Pursuant to the AVLIS Transfer Agreement and the management and operating contract between DOE and the University of California (which operates LLNL for DOE), DOE is required to indemnify the University of California and the Company under the Price-Anderson Act against public nuclear liability which arises out of or in connection with research, development and demonstration activities at LLNL. The Energy Policy Act provides, however, that new uranium enrichment facilities will not be eligible for indemnification by DOE or the NRC under the Price-Anderson Act. The Company believes that it should be able to obtain commercially available nuclear liability insurance for all facilities needed to enrich and process uranium by AVLIS. See "Risk Factors -- AVLIS."

     Additional Potential Applications of AVLIS Technology. In addition to uranium enrichment, the Company is exploring strategic opportunities for other commercial uses of the AVLIS technology, such as the separation of other isotopes for nuclear power, medical and industrial applications and for machinery, drilling and coating applications. In connection with pursuing all or any of these technologies, the Company may determine to explore the feasibility of pursuing new business opportunities and may license the technology to others. Under the terms of the AVLIS Transfer Agreement, the Company must pay to DOE a portion of the royalties received by the Company for licensing to third parties applications of AVLIS (other than enrichment of uranium and other materials used in the generation of electricity).

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

     Intellectual Property. The Company holds a large number of patents covering the AVLIS technology and relies on the patent laws, confidentiality procedures and contractual provisions to protect its proprietary information and intellectual property rights related to AVLIS. In the 1970s, a company which was at that time working on laser isotope separation filed a number of patent applications certain of which were issued and are currently in effect, and three of which will still be in effect in 2005. That company has advised USEC of its belief that AVLIS will use the company's technology. In addition, the Company is aware of patents issued to third parties which cover certain technology used in laser-based products. The Company believes that the systems planned to be employed by the Company in an AVLIS plant will not infringe on any issued patents held by third parties, or that the Company will be able to obtain necessary licenses or take other actions to otherwise avoid infringement. There are also 12 classified patent applications held by the above-mentioned company resulting from its work on laser isotope separation. If national security considerations ever allow these applications to be declassified and issued, these additional patents would be enforceable for 17 years from the date of issuance. The Company believes that declassification of these patent applications is unlikely. In addition, if these applications were declassified and patents issued and the holder thereof were able to make a successful claim of infringement, the Company believes that it would be able to obtain licenses to such patents or re-engineer the affected apparatus, system or method. See "Risk Factors -- AVLIS."

     SILEX. USEC continues to keep abreast of alternative uranium enrichment technologies. In late 1996, USEC entered into an exclusive agreement to explore another advanced laser-based enrichment technology, called SILEX. The SILEX process has been under development in Australia since 1992 by Silex Systems Limited, an Australian company, at the facilities of the Australian Nuclear Science and Technology Organization. In fiscal 1997, USEC acquired the rights to the commercial utilization of the SILEX process. USEC is currently evaluating whether the SILEX technology has the potential to be deployable as an economic source of enrichment production in the early 21st century. Through March 31, 1998, the Company has spent $9.1 million on SILEX development activities.

COMPETITION

     The highly competitive global uranium enrichment industry has four major producers -- USEC; Tenex, a Russian government entity; Eurodif, a consortium controlled by the French government; and Urenco, a consortium of British and Dutch governments and private German corporations. There are also smaller suppliers in China and Japan that primarily serve only a portion of their respective domestic markets. While there are only a handful of primary suppliers, there is an excess of production capacity as well as an additional supply of enriched uranium from the dismantlement of nuclear weapons in the former Soviet Union and the United States which is available for commercial use. See "Industry Overview -- Market for Enrichment Services." Most of this excess capacity is held by Tenex, which is subject to certain trade restrictions. See "Business -- Foreign Trade Matters." USEC also holds significant excess capacity. All of the Company's competitors are owned or controlled by foreign governments which may make business decisions based on factors other than economic considerations. See "Risk Factors -- Competition; Currency Exchange Rates; Trend Toward Lower Pricing."

     Tenex, Urenco and JNFL use centrifuge technology which requires a higher initial capital investment but has lower ongoing operating costs than current gaseous diffusion technology. Urenco and JNFL have both announced expansion plans, which together could increase capacity by 2.0 million SWU after the year 2000. Eurodif and JNFL have previously announced that they are exploring new enrichment technologies.

     The Company believes that it is well positioned to compete successfully in the industry. Global enrichment suppliers compete primarily in terms of price, and to a lesser degree on reliability of supply and customer service. The Company believes that its prices are competitive. See "Risk
Factors -- Competition; Currency Exchange Rates; Trend Toward Lower Pricing" and "Business -- Strategy." Further, the Company is committed to delivering superior customer service. The Company believes that customers are attracted to its reputation as a reliable long-term supplier of enriched uranium, and the Company intends to continue strengthening this reputation.

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

REGULATORY OVERSIGHT

     NRC. Pursuant to the Atomic Energy Act ("AEA"), the GDPs are regulated by the NRC. The NRC issued Certificates of Compliance to USEC for the operation of the GDPs in November 1996. After an interim period to allow an orderly transition from DOE oversight to NRC oversight, the Certificates of Compliance became effective and the NRC began regulatory oversight of USEC operations at the plants on March 3, 1997. The NRC found the Paducah and Portsmouth GDPs to be generally in compliance with NRC regulations but exceptions were noted in certain Compliance Plans, which set forth binding commitments for actions and schedules to achieve full compliance. The Lease Agreement obligates DOE to reimburse USEC for the costs associated with bringing the GDPs into compliance with the requirements of initial Certification. To settle this reimbursement, DOE has transferred to the Company uranium and LEU in the aggregate amount of $220 million, and thus the Company is now fully responsible for these costs. The transfers of 45 metric tons of LEU, 3,800 metric tons of uranium and .8 metric tons of HEU complete DOE's reimbursement to USEC for nuclear safety upgrade costs, the settlement of a remaining transition obligation and the settlement of other receivables. The transfers as of March 31, 1998 result in an accrued liability of $54.4 million representing the estimated completion costs for nuclear safety upgrades to be funded by the Company.

     The Compliance Plan requires Paducah to complete seismic upgrading of two main process buildings to reduce the risk of release of radioactive and hazardous material (UF(6)) in the event of an earthquake. On March 20, 1998, the NRC issued direction for USEC to complete this upgrade project by June 30, 1999, which is anticipated to cost $23.0 million. USEC is also required to complete seismic upgrades on certain equipment at the Paducah GDP by September 30, 1998. The Compliance Plan also requires Paducah to update a DOE analysis to determine what the appropriate earthquake level should be for the evaluation of plant equipment and structures. Depending on the results of this updated seismic hazard and the application of the NRC's backfit requirements, additional seismic upgrades to the process buildings and other site structures and components may need to be implemented.

     In accordance with the Compliance Plans, USEC submitted for NRC review DOE-prepared Safety Analysis Report ("SAR") updates. In addition, USEC is required to prepare and submit to the NRC an update of the facility and process descriptions contained in the current application. Depending on the results of the NRC review of the SAR updates and the facility and process description updates, USEC will be required to implement a number of changes to the plants and operations.

     The NRC has the authority to issue Notices of Violation ("NOVs") for violations of the AEA, NRC regulations, or conditions of a certificate, Compliance Plan, or Order and to impose civil penalties for certain violations of NRC regulations. The Company has received NOVs for violation of these regulations and certificate conditions, none of which exceeded $100,000. From time to time, the Company has received and may receive proposed notices of violations from the NRC. The Company does not expect that any proposed notices that it has received as of the date hereof will have a material adverse effect on the Company's financial position. In each case, USEC took prompt corrective action to bring the facilities back into compliance with NRC regulations and identified long-term improvements as well.

     In accordance with NRC regulations, USEC pays an hourly fee ($125/hr in fiscal year 1998) to the NRC for NRC man-hours associated with Certificate-related reviews and inspections. Additionally, regulations require the payment of an annual NRC-assessed fee. For fiscal year 1998, the NRC assessed such fee at $2.6 million for the Portsmouth GDP and $2.6 million for the Paducah GDP.

     Maintaining the certificates is conditioned upon adherence to Compliance Plans. The term of the initial NRC certification expires December 31, 1998. Subsequent certifications will be for periods of up to five years. In addition, the NRC must approve any transfer of the certificates. The Privatization Act prohibits the issuance of a license or certificate of compliance to the Company or its successor if the NRC determines that: (i) the Company is owned, controlled or dominated by an alien, a foreign corporation or a foreign government; (ii) the issuance of such a license or certificate of compliance would be inimical to the common defense and security of the United States; or
(iii) the issuance of such a license or certificate of compliance would be

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

inimical to the maintenance of a reliable and economical domestic source of enrichment services. See "Risk Factors -- NRC Regulation."

     DOE retains certain regulatory responsibility for those portions of the GDPs which are leased to USEC that contain HEU material. DOE will regulate the HEU material activities that occur in the leased areas until all of the HEU material has been blended down, all cylinders that contain HEU material are cleaned, and the associated areas are brought under NRC regulation. These activities are scheduled to be completed by January 1999.

     OSHA. The Company's operations are also subject to laws and regulations governing worker health and safety. Through March 31, 1998, the Company had spent $27.0 million to address potential Occupational Safety and Health Act ("OSHA") non-compliances identified by DOE at the Transition Date. Interim actions have been taken to reduce any immediate health and safety risks associated with these potential non-compliances. The Company estimates that cash outlays aggregating $6.5 million from March 31, 1998 through 2000 will be required to address the remaining potential non-compliances. DOE has paid the Company the $35.0 million required by the Lease Agreement for modifications of the GDPs necessitated by OSHA standards in effect on the Transition Date.

ENVIRONMENTAL

     Overview. The GDPs were operated by DOE and its predecessor agencies for approximately 40 years prior to the Transition Date. As a result of such operation of the GDPs, there are contamination and other potential environmental liabilities. The Paducah GDP has been designated as a Superfund site, and both GDPs are undergoing investigations under RCRA. However, the Privatization Act provides that the U.S. Government or DOE remains responsible for all liabilities arising from operation of the GDPs before the Privatization Date except for liabilities relating to certain identified wastes stored at the GDPs as of the Privatization Date that were generated after the Transition Date, including liabilities relating to the disposal of such waste after the Privatization Date. In addition, the Privatization Act and the Lease Agreement provide that DOE remains responsible for decontamination and decommissioning of the GDPs. Under the AVLIS Transfer Agreement, DOE is generally responsible for the decontamination and decommissioning (except for additional costs, if any, as a result of USEC's operations) and any liability attributable to or arising out of DOE's ownership or operation of the LLNL, including, without limitation, those relating to pollution or contamination or any environmental claim (except for those resulting from the negligence or misconduct of USEC). USEC, however, retains liability for, and agrees to reimburse DOE for any liability attributable to actions taken by USEC or its agents, employees or contractors with respect to operation, occupation or use of, or activities at, LLNL or the AVLIS facility after April 27, 1995.

     The Lease Agreement generally requires DOE to indemnify the Company for all costs and expenses arising out of DOE's operation of the GDPs for matters relating to (i) pollution or contamination from DOE's operations prior to the Transition Date; (ii) environmental claims for which DOE has assumed liability;
(iii) liability as a result of the Company's status as a permittee, holder, signatory, operator, assignee or successor, to the extent such liability arises from DOE's operation prior to the Transition Date; and (iv) liability arising from polychlorinated biphenyls ("PCBs"), asbestos and certain other contaminants, except to the extent any such material has been introduced by the Company. In addition, the Lease Agreement requires DOE to indemnify and reimburse the Company for all costs and expenses arising from DOE's activities (which have been focused primarily on environmental restoration, waste management and management of depleted UF(6)) at the GDPs after the Transition Date and requires the Company to indemnify and reimburse DOE for all costs and expenses arising from the Company's operations at the GDPs after the Transition Date. See "Business -- Lease Agreement." The Privatization Act generally provides that liabilities attributable to the operations of the Company prior to the Privatization remain liabilities of the U.S. Government. To the extent an issue arises as to whether liability resulted from pre- or post-Privatization Date operations or releases of substances, USEC would seek to apply customary methods of establishing and allocating liability. USEC would negotiate in good faith with the U.S. Government and would evaluate a variety of factors in recommending each party's pro rata share of responsibility, such as the nature of the contaminant, the history of use, and the length of respective operations.

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

     The Company's operations are, and after the Privatization Date will continue to be, subject to numerous federal, state and local laws and regulations relating to the protection of health, safety and the environment, including those regulating the emission and discharge into the environment of materials (including radioactive materials). The Company is required to hold multiple permits under these laws and regulations. Environmental compliance is a high priority with the Company. The Company has established an internal environmental regulatory policy and oversight group that reports directly to senior management and has created incentives in the operating contract with LMUS predicated on compliance with environmental requirements.

     In addition to costs for the future disposition of depleted UF(6), the Company incurs operating costs and capital expenditures for matters relating to compliance with environmental laws and regulations, including handling, treatment and disposal of hazardous, low-level radioactive and mixed wastes generated as a result of its operations. Operating costs relating to environmental matters amounted to approximately $24.9 million, $30.4 million and $30.0 million for fiscal years 1997, 1996 and 1995, respectively, and capital expenditures relating to environmental matters amounted to approximately $1.8 million, $3.5 million and $6.6 million for fiscal years 1997, 1996 and 1995, respectively. In fiscal years 1998 and 1999, the Company expects its operating costs and capital expenditures for compliance with environmental laws and regulations, including the handling, treatment and disposal of hazardous, low-level radioactive and mixed wastes to remain at about the same levels as in fiscal years 1997 and 1996 (exclusive of costs for future disposition of depleted UF(6)).

     The ultimate costs under environmental, health and safety laws and the time period during which such costs are likely to be incurred are difficult to predict and can be significantly affected by changes in existing law. However, the Company currently believes that environmental capital expenditures and costs will not have a material adverse effect on its financial condition, results of operation or liquidity.

     Low-Level Radioactive Waste. The Company's operations generate low-level radioactive waste which is currently either stored on-site or shipped off-site for disposal at a commercial facility. Additionally, the Privatization Act requires DOE to accept for disposal, upon the Company's request, all low-level radioactive waste generated by the Company as a result of its operations at the GDPs. The Company is required to reimburse DOE for this service in an amount equal to DOE's cost, but in no event greater than the amount which would be charged for such service by commercial, state, regional or interstate compact entities.

     Mixed Waste. The Company also generates mixed waste, which is waste having both a hazardous and radioactive component. The Company has contracted for and is shipping most of its mixed wastes offsite for treatment and disposal. Because of limited treatment and disposal capacity, however, some mixed wastes generated by the Company since the Transition Date are being temporarily stored at DOE's permitted storage facilities at the GDPs. Although RCRA and its Kentucky and Ohio counterparts generally require the Company to dispose of such wastes within certain time periods, the Company has entered into consent orders with the States of Kentucky and Ohio which permit the continued storage of mixed wastes generated by the Company at DOE-permitted storage facilities at the GDPs and provide for a schedule for sending such wastes to offsite treatment and disposal facilities, generally by the year 2000. The Company believes that it will treat or dispose of all of its historically generated mixed wastes within the time periods set forth in the consent orders (generally by the year 2000). However, there can be no assurance that the Company will be able to meet these deadlines due to a number of factors, including the amount of time required for the Company to determine the character of the wastes, the limited availability of treatment capacity, and whether the Company's waste streams can meet the treatability criteria established by treatment facilities. If the Company cannot meet the schedules, it may be required to request extensions and continued approval of the storage of mixed waste at the GDPs. There can be no assurance that such extension or approval will be given, in which case, the Company may be subject to enforcement action, including fines and penalties.

     Uranium Hexafluoride Tails. The Company's operations generate depleted UF(6) as a result of its operations at the GDPs, which is currently being stored at the GDPs. Since the Transition Date, the Company has generated significant quantities of depleted UF(6). The Privatization Act and the depleted UF(6) MOA provide that all liabilities arising out of the disposal of depleted UF(6) generated before the Privatization Date will become direct liabilities of DOE. Depleted UF(6) generated after the Privatization Date will be the responsibility of the Company.

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

     The Company will continue to generate depleted UF(6) as a result of its operations at the GDPs after the Privatization Date. The Privatization Act requires DOE, upon the Company's request, to accept for disposal such depleted UF(6), if it is determined to be a low-level radioactive waste, and also requires the Company to reimburse DOE for this service in an amount equal to its cost. Costs accrued for the future treatment and disposal of depleted UF(6) were $72.0 million in fiscal year 1997, which accrual will be eliminated as of the Privatization. The Company expects that costs relating to the future treatment and disposal of depleted UF(6) produced from its operations will be lower in each of fiscal years 1998 and 1999. If, as discussed below, depleted UF(6) were also regulated as a hazardous waste, the Company estimates that it would incur additional costs to construct and permit storage facilities, as well as additional operating costs. In addition, because there are presently no commercially available treatment facilities in the United States to convert depleted UF(6) into a form suitable for disposal, there can be no assurance that the Company's accruals for the disposal of depleted UF(6) will be adequate or that the increased cost of treatment, storage or disposal will not adversely affect the Company's results of operations or financial position in the event that UF(6) were regulated as a hazardous waste.

     The Company has entered into an agreement with DOE pursuant to which USEC will pay DOE $50.0 million from its account at the U.S. Treasury prior to the Privatization in consideration for a commitment by DOE to assume responsibility for a certain amount of depleted UF(6) generated by the Company after the Privatization Date over the period from the Privatization Date up to 2005.

     The State of Ohio issued a Notice of Violation in September 1993 to DOE which alleged DOE violated the State's hazardous waste regulations in its failure to determine whether depleted UF(6) stored at Portsmouth constituted a hazardous waste. DOE has recently signed a consent order with the State of Ohio which permits it to continue to manage depleted UF(6) for ten years while evaluating alternative management options. The Commonwealth of Kentucky has made a similar oral inquiry to the Company. The Company believes, and DOE and NRC have also both taken the position, that depleted UF(6) is a source material and therefore not a hazardous waste subject to RCRA. Although neither Kentucky nor Ohio has taken any further action relating to this matter, there can be no assurance that the EPA or Kentucky or Ohio will agree with the position taken by DOE and NRC, and if not, the storage of UF(6) at the GDPs could constitute a violation of RCRA.

     Contamination of the GDPs. Under the federal Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), and similar state laws, the owner or operator of real property may be jointly and severally liable for the costs of removal or remediation of certain hazardous or toxic substances on or under such property, regardless of whether the owner or operator knew of, or was responsible for, the presence of such materials. The Paducah GDP, including the leased premises, has been designated on the National Priorities List, more commonly known as a Superfund site under CERCLA. However, the Privatization Act makes DOE or the U.S. Government responsible for any liability in connection with contamination occurring prior to the Privatization. In addition, the Lease Agreement requires DOE to indemnify the Company for all such cleanup costs attributable to operations prior to the Transition Date.

     The GDPs are currently undergoing investigations under RCRA. In connection with such investigations, DOE has identified a number of areas of potential contamination that may require remediation. Some of these areas are located within the leased premises and some of these areas have been and will continue to be used by the Company after the Privatization Date. The Company has not determined whether or to what extent such continued use may contribute to the contamination of these units. Pursuant to the Privatization Act, the Company would be liable for contamination, if any, attributable to the Company's operations after the Privatization Date, and such costs would not be subject to reimbursement by DOE.

     PCBs. The federal Toxic Substances Control Act ("TSCA") regulates, among other things, the manufacture, use, storage and disposal of PCBs. Both GDPs contain significant amounts of equipment which have leaked PCB-contaminated oils or which have become contaminated by such oils or store PCB wastes in violation of TSCA. Pursuant to the Lease Agreement, however, DOE has agreed to reimburse and indemnify the Company for any damages incurred by the Company resulting from PCBs or PCB releases from existing equipment, except to the extent any PCBs have been introduced to the GDPs by the Company.

     DOE has operated the GDPs pursuant to a Federal Facility Compliance Agreement ("FFCA") with EPA in which EPA has agreed not to sue DOE and any of its contractors for alleged violations of TSCA resulting from the PCB-contaminated equipment so long as DOE adheres to certain procedures. Pursuant to the FFCA, DOE has undertaken substantial capital improvements to protect the environment from PCB contamination and to reduce the exposure of workers to PCBs. However, no assurance can be given that private parties which are not bound by the FFCA may not seek to enjoin the use of PCBs at the GDPs in violation of TSCA. The Company believes that such a lawsuit is unlikely and that it would have defenses in the event of such a lawsuit, including a lawsuit seeking suspension of plant operations.

     Wastewater. The Company and DOE share wastewater discharge facilities at both GDPs that intermingle their respective wastewaters in such a way that it may not always be possible to determine the origin of discharges that do not comply with the plants' discharge permits. As a result, the Company may be fined for violation of its permit as a result of DOE's operations. Although it may not always be possible to establish that noncomplying discharges originated from DOE operations, pursuant to the Lease Agreement DOE has agreed to indemnify and reimburse the Company for any liability incurred by the Company as a result of DOE's contribution to an alleged violation of permit limits.

     Air Emissions. The Company has filed an application for a permit under Title V of the Clean Air Act relating to its air emissions. This application includes, among other things sources covered by appeals of conditions in 52 air permits recently proposed by the State of Ohio. The Company's application is currently pending and it is not known when the permit will be issued. The permit, when issued, may contain new or additional conditions or emissions standards that may adversely affect the Company's operations.

     Transportation. Transportation of natural uranium and enriched uranium product to and from the GDPs is the responsibility of the Company's customers in all but a few cases. The Company transports uranium between the two GDPs by rail and by truck and is responsible for transportation of the Russian LEU from St. Petersburg, Russia. The uranium material is packaged in cylinders which are placed in protective overpacks and shipped on container ships and carried by trucks using special trailers.

FOREIGN TRADE MATTERS

     Imports from Russia. In 1991, U.S. producers of uranium and uranium workers filed a petition with the U.S. Department of Commerce ("Commerce") alleging that uranium from countries of the then-Soviet Union was being dumped (i.e., sold at unfair prices) in the United States. In the antidumping investigation that followed, Commerce rendered a preliminary determination that uranium imported from Russia and several other former Soviet republics was being dumped in the United States at average dumping margins of 115%. Thus, those imports were exposed to the risk of high U.S. antidumping duties if the investigation proceeded to a conclusion and if the U.S. International Trade Commission also determined that those imports were causing or threatening material injury to the U.S. industry. The investigations of Russia, Kazakstan, Kyrgyztan, Tajikistan and Uzbekistan were suspended as a result of "suspension agreements" between Commerce and the respective governments.

     In addition, the Russian suspension agreement provides that, while all of the HEU, or LEU derived from the HEU, purchased from Russia pursuant to the Russian HEU Contract could enter the United States, the associated natural uranium could not be resold in the United States. The Privatization Act supersedes this provision by allowing sales and deliveries of the associated natural uranium in the United States subject to annual quantitative limitations.

     In 1994, the Russian suspension agreement was modified (the "Modified Suspension Agreement") to allow, subject to quotas, imports of Russian uranium and SWU if they were "matched" in equal parts with newly-produced United States uranium and/or SWU in a sale to an end-user in the United States. While quotas for matched natural uranium exist until 2004, the SWU matching quota expires on October 3, 1998. Unless that deadline is extended or the Modified Suspension Agreement is otherwise amended, no imports of SWU from the Russian Federation (other than those associated with the Russian HEU Contract) will be allowed after that date until at least 2004.

     The Modified Suspension Agreement is scheduled to be reviewed by Commerce in August 1999, under legislation that requires periodic reviews of antidumping orders and suspension agreements, to determine whether conditions that gave rise to them still exist. It is unclear at present how, if at all, such a "sunset review" might affect the Modified Suspension Agreement. If the Modified Suspension Agreement were terminated and not replaced by another agreement that met the conditions of the U.S. anti-dumping law, then it is likely that the previously-suspended antidumping investigation would resume. If so, and if Commerce and the International Trade Commission issued affirmative final determinations, imports of uranium from Russia would be subject to antidumping duties, which could be very high, and could increase the price USEC pays for SWU under the Russian HEU Contract. In addition, expiration of the Modified Suspension Agreement in 2004 or an earlier modification or termination could affect the level of imports to the United States of SWU from the Russian Federation. The effect of such changes on the operations of the Company, if any, is uncertain.

     Imports from Other CIS Countries. Imports of uranium from Kazakstan, Kyrgyzstan and Uzbekistan are currently subject to antidumping suspension agreements as well. Under the terms of these agreements, imports of uranium from these countries are subject to certain quantitative restrictions. Under the Kazakstan and Uzbekistan suspension agreements, natural uranium that is enriched in a third country prior to importation to the U.S. is considered to originate from those countries, and is, therefore, subject to the quotas established in the suspension agreements. The suspension agreements provide that the quantitative restrictions contained therein are to remain in force until 2004. The modification or termination of the suspension agreements prior to that date, if any, could affect the level of imports to the U.S. of uranium from those countries, and the level of imports to the U.S. of LEU enriched from such uranium in third countries. The effect of such changes on the operations of the Company, if any, is uncertain.

     The suspension agreements covering imports of uranium from Kazakstan, Kyrgyzstan and Uzbekistan also could be revised or terminated by future legislation or at the discretion of Commerce under certain circumstances. If an agreement were terminated with respect to any one or more of these countries, then the previously-suspended antidumping investigation would very probably resume with respect to that country or countries. If Commerce and the International Trade Commission issued affirmative final determinations, then antidumping duties would be imposed on imports of uranium from that country or those countries. A revision of the existing suspension agreement or imposition of an antidumping order on imports of uranium from Kazakstan, Kyrgyzstan and Uzbekistan could severely limit or preclude entirely sales in the United States of uranium from those countries.

     Imports of uranium from Ukraine, other than HEU, are currently subject to an antidumping order under which the U.S. Customs Service imposes a cash deposit requirement on such imports. The antidumping order is likely to remain in force at least until 1999. The order will be the subject of a "sunset review" to determine whether conditions that gave rise to the order still exist, in 1999 or 2000. The cash deposit requirement is currently 129.29% ad valorem, but could increase or decrease in subsequent years. Changes in the level of the cash deposit requirement, if any, could affect the level of imports of uranium from Ukraine. The effect of such changes on the operations of the Company, if any, is uncertain.

     Agreements for Cooperation. USEC exports to utilities located in countries comprising the European Union ("EU") take place within the framework of an agreement (the "EURATOM Agreement") for cooperation between the United States and the European Atomic Energy Community ("EURATOM"), which permits USEC to export LEU to the EU for as long as the EURATOM Agreement is in effect.

     The Company exports to utilities in other countries under similar agreements for cooperation. If such agreements for cooperation lapse, terminate or are amended such that the Company could not make sales or deliver products to such jurisdictions, it could have a material adverse effect on the Company.

LITIGATION

     The Company is subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these claims cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on the Company's results of operations or financial position.

PROPERTIES

     In addition to the two GDPs, see "Business -- GDPs/Operations" and "Business -- Lease Agreement," the Company leases its corporate headquarters office space in Bethesda, Maryland under a lease expiring on November 30, 2008. The Company also leases an office in the District of Columbia.

EMPLOYEES

     As of March 31, 1998, the Company employed 169 people including 147 at Company headquarters in Bethesda, Maryland, 9 at LLNL and 13 at the GDPs. The Company believes that its relationship with its employees is good.

     As of March 31, 1998, LMUS employed 4,300 people at the GDPs: 2,250 at the Portsmouth GDP, 1,800 at the Paducah GDP and 250 at LMUS Administrative Headquarters. In addition, the Company directs the activities of several contractors which employ 700 people at LLNL. See "Business -- GDPs/Operations." The average years of service for the employees at the GDPs is 13 years. Two labor unions, the Oil, Chemical and Atomic Workers International Union ("OCAW") and the International Union of United Plant Guard Workers of America ("UPGWA"), represent 1,180 LMUS employees at Portsmouth (1,020 OCAW and 160 UPGWA) and 870 LMUS employees at Paducah (830 OCAW and 40 UPGWA). The Company plans reductions in the GDP workforce of approximately 500 persons, as well as an additional 100 persons through normal employee attrition, through fiscal year 2000. Any such workforce reductions would be subject to applicable provisions of the Treasury Agreement. See "USEC Formation and Privatization -- Certain Continuing Arrangements Involving the U.S. Government After Privatization -- Treasury Agreement Regarding Ownership and Operation of the GDPs and Certain Other Matters."

     The Privatization Act provides that if the Company terminates or changes the operating contractor at the GDPs, all pension plan assets and liabilities relating to accrued benefits of the operating contractor's pension plan must be transferred to a pension plan sponsored by the new contractor or the Company or to a joint labor-management plan. The Privatization Act provides further that any employer at a GDP (including the Company or any replacement contractors it retains) must abide by the terms of any unexpired collective bargaining agreement covering employees at the GDPs and in effect on the Privatization Date, until the expiration or termination of such agreement. If the Company replaces its operating contractor, the new employer will be required to offer employment to non-management employees of the predecessor contractor to the extent that their jobs still exist or they are qualified for new jobs. In addition, the Privatization Act requires that certain eligible employees of the operating contractor at the GDPs continue to receive post-retirement health benefits at substantially the same level of coverage as the level of benefits to which eligible retirees were generally entitled as of the Privatization, and requires the Company to fund such costs for the portion of time an employee continues to work after the Transition Date.

     The Privatization Act requires that Company employees who were covered under certain U.S. Government retirement plans or health benefit plans as of the Privatization (currently approximately 20 employees) elect (i) with respect to pension benefits, to retain their coverage under the applicable government plan or participate in a USEC plan (in which case the employee may receive or transfer to the Company plan the retirement benefit payable to a terminated employee under the government plan) and (ii) with respect to health benefits, to retain their coverage under the applicable government plan or participate in a USEC plan. The Company is required to fund the retirement and health benefits (including government/administrative costs) for the employees who elect to remain in government plans for the period they are Company employees.

     Paducah Facility. All hourly rated LMUS employees, excluding guards and salaried employees, are represented by the OCAW, Local 3-550. The current collective bargaining agreement expires on July 31, 2001. All hourly paid LMUS security employees, excluding clerical employees, lieutenants, professional employees, and supervisors, are represented by the UPGWA, Local 111. The current collective bargaining agreement expires on March 1, 2002.

     Portsmouth Facility. All hourly rated LMUS security employees (excluding shift commanders, the plant protection force section manager, captains, salaried employees, office clerical employees, professional employees, supervisors and all other persons employed by LMUS at the facility) are represented by the

UPGWA, Amalgamated Local 66. The current collective bargaining agreement expires August 4, 2002. The collective bargaining agreement with OCAW, Local 3-689, which represents all hourly employees, excluding security and salaried personnel, expires on May 2, 2000. As of February 28, 1998, the Portsmouth GDP has over 3,300 written grievances pending pursuant to the collective bargaining agreements between LMUS and the OCAW and the UPGWA.

                                   MANAGEMENT

BOARD OF DIRECTORS

     The Board of Directors of USEC Inc. (the "Pre-Privatization Board") consists of four members, all of whom are also members of the Board of Directors of United States Enrichment Corporation. Effective as of the Privatization, the members of the Pre-Privatization Board will resign and a new seven-member Board will be appointed (the "Post-Privatization Board"). Information with respect to the Pre-Privatization Board and the Post-Privatization Board is set forth below:

  The Pre-Privatization Board

                NAME                   AGE AT MARCH 31, 1998            PRINCIPAL OCCUPATION
                ----                   ---------------------   ---------------------------------------
William J. Rainer, Chairman..........           51             Private Investor
Christopher M. Coburn................           41             Vice President and General Manager
                                                                  of Battelle Memorial Institute
Margaret Hornbeck Greene.............           46             Vice President and General Counsel
                                                                  of BellSouth Telecommunications, Inc.
Kneeland C. Youngblood, M.D..........           42             Physician/Investor

     William J. Rainer is a private investor. He was Co-Founder and former Managing Director of Greenwich Capital Markets, Inc., which specializes in government securities trading. Previously, he held several domestic and international senior management and marketing positions with Kidder, Peabody & Co., Inc.

     Christopher M. Coburn is a vice president and general manager of Battelle Memorial Institute. He leads Battelle's NASA Market Sector, as well as a unit that facilitates the commercialization of technology from public to private organizations.

     Margaret Hornbeck Greene is Vice President and General Counsel of BellSouth Telecommunications, Inc. in Atlanta. She served for one year as Secretary of the Cabinet for Kentucky Governor Paul Patton. She was previously President of South Central Bell Company's Kentucky Division. She served as associate solicitor in the Department of Energy's Office of Special Counsel.

     Kneeland C. Youngblood, M.D. is General Partner of Pharos Capital Partners, a private equity fund focused in healthcare and service companies. He serves on the Board of the Teacher Retirement System of Texas; The American Advantage Funds (a mutual fund company managed by AMR Investments, an investment affiliate of American Airlines); Starwood Financial Trust, a publicly traded real estate investment trust; and is a member of the Council on Foreign Relations.

     In addition to the above-named directors, the Board of United States Enrichment Corporation, the federally-chartered corporation, includes a fifth member, Charles William Burton. Mr. Burton is an attorney and Of Counsel to the international law firm of Jones, Day, Reavis & Pogue in Dallas and Austin, Texas. He represents companies in the energy and natural resources industry and is a member of the National Petroleum Council. He is a former policy and staff director for the Chief of Staff to President Clinton.

  The Post-Privatization Board

     The Post-Privatization Board will initially consist of seven members, which will include six "independent directors" (within the meaning of the regulations of the New York Stock Exchange). As of the Privatization Date, the directors of the Company will be as follows:

                NAME                   AGE AT MARCH 31, 1998          PRINCIPAL OCCUPATION
                ----                   ---------------------          --------------------
James R. Mellor, Chairman............           67             Retired Chairman and Chief
                                                                 Executive Officer, General Dynamics
                                                                 Corporation
Joyce F. Brown, Ph.D. ...............           51             President of the Fashion Institute
                                                                 of Technology of the State
                                                                 University of New York
Frank V. Cahouet.....................           65             Chairman, President and Chief
                                                                 Executive Officer of Mellon Bank
                                                                 Corporation
John R. Hall.........................           65             Retired Chairman and Chief
                                                                 Executive Officer of Ashland, Inc.
Dan T. Moore, III....................           58             President of Dan T. Moore Company,
                                                                 Inc.
William H. Timbers, Jr. .............           48             President and Chief Executive
                                                                 Officer of USEC
William H. White.....................           43             President and Chief Executive
                                                                 Officer of WEDGE Group Incorporated

     James R. Mellor served as Chairman and Chief Executive Officer of General Dynamics Corporation from 1994 to 1997, and served as President and Chief Executive Officer from 1993 to 1994. He was previously General Dynamics' President and Chief Operating Officer. He also serves on the Board of Directors of Bergen Brunswig Corporation, Computer Sciences Corporation, General Dynamics Corporation, Pinkertons Inc. and United States Surgical Corporation.

     Joyce F. Brown is the President of the Fashion Institute of Technology of the State University of New York. From 1994 to 1997 Ms. Brown was a professor of graduate studies at the City University of New York, where she previously held several Vice Chancellor positions. From 1993 to 1994 she served as the Deputy Mayor for Public and Community Affairs in the Office of the Mayor of the City of New York. Ms. Brown also serves on the Board of Directors of Transderm Laboratories Corporation and Unity Mutual Life Insurance Company.

     Frank V. Cahouet has been Chairman and Chief Executive Officer of Mellon Bank Corporation since 1987 and President since 1990. Mr. Cahouet is also a director of Avery Dennison Corporation, Saint-Gobain Corporation, and Allegheny Teledyne Incorporated.

     John R. Hall served as Chairman of the Board of Directors of Ashland, Inc. from 1981 to 1997, and served as Chief Executive Officer from 1981 to 1996. He has been Chairman of the Board of Directors of Arch Coal, Inc. since 1997. Mr. Hall is also a director of Banc One Corporation, The Canada Life Assurance Company, CSX Corporation, Humana Inc., LaRoche Industries, Inc., Reynolds Metals Company and UCAR International Inc.

     Dan T. Moore, III has been the founder, owner and President since 1969 of Dan T. Moore Company, Inc., a developer of a number of advanced materials companies and technologies. Mr. Moore has also been Chairman of the Board of Directors of the Advanced Ceramics Corporation since 1993. He also serves on the Board of Directors of the Hawk Corporation, Invacare Corporation, and the Cleveland Clinic Foundation.

     William H. Timbers, Jr. has been President and Chief Executive Officer of the Company since 1994. He was appointed USEC Transition Manager in March 1993 by President Clinton. Prior to this appointment, Mr. Timbers was President of The Timbers Corporation, an investment banking firm based in Stamford,

Connecticut, from 1991 to 1993. Before that, he was a Managing Director of the investment banking firm of Smith Barney, Harris Upham & Co., Inc. in New York and San Francisco.

     William H. White has been President and Chief Executive Officer of WEDGE Group Incorporated since 1997. Mr. White founded and has been the Chairman of the Board of Directors of Frontera Resources Corporation and its predecessor, a privately held international energy company, since 1995, and served as President and Chief Executive Officer from 1995 to 1996. From 1993 to 1995, he served as Deputy Secretary and Chief Operating Officer of the United States Department of Energy. Mr. White also serves on the Board of Directors of Edge Petroleum Corporation.

COMMITTEES

     The Board of Directors of USEC will initially have an Audit Committee and a Regulatory Affairs Committee. The Audit Committee will be responsible for reviewing the Company's accounting processes, financial controls and reporting systems, as well as the selection of the Company's independent auditors and the scope of the audits to be conducted. The Regulatory Affairs Committee will be responsible for regulatory matters and compliance. The Audit Committee will consist entirely of independent directors. The Post-Privatization Board will determine whether the Board should have any additional committees.

COMPENSATION OF DIRECTORS

     Following the Privatization, each non-employee director will receive an annual retainer of $20,000 for Board of Directors service.

EXECUTIVE OFFICERS

     The Company's executive officers, and their ages as of March 31, 1998, are as follows:

NAME                                   AGE   POSITION
----                                   ---   --------
William H. Timbers, Jr...............  48    President and Chief Executive Officer
George P. Rifakes....................  64    Executive Vice President, Operations
Henry Z Shelton, Jr..................  54    Vice President and Chief Financial Officer
Robert J. Moore......................  40    Vice President, General Counsel and Secretary
J. William Bennett...................  51    Vice President, Advanced Technology
Richard O. Kingdon...................  43    Vice President, Marketing and Sales
James H. Miller......................  49    Vice President, Production
Philip G. Sewell.....................  51    Vice President, Corporate Development and
                                               International Trade
Darryl A. Simon......................  41    Vice President, Human Resources and
                                               Administration
Charles B. Yulish....................  61    Vice President, Corporate Communications

     Officers serve at the pleasure of the Board of Directors.

     William H. Timbers, Jr. -- See above.

     George P. Rifakes has been Executive Vice President, Operations of the Company since 1993. Prior to joining the Company, Mr. Rifakes was Vice President of Commonwealth Edison Company in Chicago, Illinois, where he was employed since 1957 with responsibilities in corporate planning, purchasing, fuel, economic analysis, and least-cost planning and marketing. He also served as President of the Cotter Corporation, a wholly-owned uranium subsidiary of Commonwealth Edison, from 1976 to 1992.

     Henry Z Shelton, Jr. has been Vice President, Finance and Chief Financial Officer of the Company since 1993. From 1989 to 1993, Mr. Shelton served as a Board member and Vice President, Finance for Sun International Exploration and Production Company, a subsidiary of the Sun Company, Inc., headquartered in London, England. Previously, Mr. Shelton worked for the Sun Company organization for 23 years.

     Robert J. Moore has been General Counsel and Secretary of the Company since 1993 and Vice President, General Counsel and Secretary since 1994. Prior to joining USEC, Mr. Moore was appointed to numerous senior legal and policy positions, serving as Director of the California Governor's Office in Washington, D.C. and as General Counsel to two Presidential and Congressional Commissions.

     J. William Bennett has been Vice President, Advanced Technology since 1994. From 1993 to 1994 he served as Vice President, Production of the Company. Immediately before joining the Company, he served as Director of DOE's Office of Uranium Enrichment Operations. Prior to that, he was Director of DOE's Office of Geologic Repositories and Director of DOE's Office of Light Water Reactor Technology. Mr. Bennett has served in the United States Government for 30 years in various positions of increasing responsibility.

     Richard O. Kingdon has been Vice President, Marketing and Sales of the Company since 1993. Prior to joining the Company, Mr. Kingdon was Director, Strategic Planning, at Otis Elevator Company, a division of the United Technologies Corporation. From 1990 to 1993, he was Director, Sales and Marketing, for the Otis United Kingdom operation. Prior to 1990, Mr. Kingdon was a Manager in the consulting firm of Bain & Company.

     James H. Miller has been Vice President, Production of the Company since 1995. Before joining the Company, Mr. Miller was President of ABB Environmental Systems, Inc. From 1993 to 1994 he served as President of U.C. Operating Services, a joint venture between Louisville Gas & Electric and Baltimore Gas & Electric Company. From 1986 to 1993 he worked for ABB Resource Recovery Systems, serving as President from 1990 to 1993.

     Philip G. Sewell has been Vice President, Corporate Development and International Trade since April 1998, and Vice President, Corporate Development of the Company since 1993. From 1988 to 1993, Mr. Sewell served as Deputy Assistant Secretary of DOE responsible for the overall management of the uranium enrichment program. Mr. Sewell has served in the United States Government for 28 years in various positions of increasing responsibility.

     Darryl A. Simon joined USEC as Vice President, Human Resources and Administration in August 1997. Prior to this appointment, Mr. Simon spent seven years with ManorCare Health Services based in Gaithersburg, Maryland, most recently serving as Vice President, Human Resources Planning and Leadership Development. Prior to ManorCare, he held assignments of increasing responsibility within various industries and organizations.

     Charles B. Yulish has been Vice President, Corporate Communications of the Company since 1995. Immediately before joining the Company, Mr. Yulish was Executive Vice President and Managing Director of E. Bruce Harrison Co. Prior to joining E. Bruce Harrison Co. in 1993, he served as partner of Holt, Ross and Yulish. Both companies are energy and environmental public relations firms.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following table sets forth information regarding the compensation of the Chief Executive Officer and the four most highly paid executive officers of the Company in fiscal 1997. Since its inception, the Company has not granted any stock awards or stock appreciation rights or made any long-term incentive plan awards or payouts.

                                                      ANNUAL COMPENSATION
                                                 -----------------------------       ALL OTHER
          NAME AND PRINCIPAL POSITION            YEAR    SALARY($)    BONUS($)    COMPENSATION(1)
          ---------------------------            ----    ---------    --------    ---------------
William H. Timbers, Jr.........................  1997    $325,000     $25,000         $7,936
  Chief Executive Officer
George P. Rifakes..............................  1997    $285,000     $25,000         $9,008
  Executive Vice President
Henry Z Shelton, Jr............................  1997    $245,000     $25,000         $7,323
  Vice President and Chief Financial Officer
Robert J. Moore................................  1997    $211,000     $25,000         $9,198
  Vice President, General Counsel and Secretary
James H. Miller................................  1997    $200,000     $25,000         $5,637
  Vice President, Production

---------------

(1) Consists of the Company's 401(k) matching contributions of $6,200, $6,200, $6,200, $9,198 and $5,115 for Messrs. Timbers, Rifakes, Shelton, Moore and Miller, respectively, and life insurance premiums of $1,736, $2,808, $1,123 and $522 paid by the Company for Messrs. Timbers, Rifakes, Shelton and Miller, respectively.

STOCK OPTION PLANS

     No stock option plans exist, or have existed in the Company's history.

PENSION PLAN TABLE

     The Company maintains a tax-qualified defined benefit pension plan (the "Company's Retirement Plan") for employees not currently enrolled in either the Civil Service Retirement System or the Federal Employees' Retirement System ("FERS"). The following table provides examples of benefits for the Company's Retirement Plan at the normal retirement age of 65 payable as a life annuity. These benefits are not subject to deductions for Social Security.

                        YEARS OF PARTICIPATION AT AGE 65
                      ESTIMATED ANNUAL RETIREMENT BENEFITS

FINAL AVERAGE
COMPENSATION     15        20        25        30        35
-------------    --        --        --        --        --
$ 50,000....   $ 9,375   $11,250   $13,125   $15,000   $16,875
$100,000....    18,750    22,500    26,250    30,000    33,750
$150,000....    28,125    33,750    39,375    45,000    50,625
$200,000....    30,000    36,000    42,000    48,000    54,000
$250,000....    30,000    36,000    42,000    48,000    54,000
$300,000....    30,000    36,000    42,000    48,000    54,000
$350,000....    30,000    36,000    42,000    48,000    54,000

     Earnings are averaged over the five consecutive calendar years during which a participant's earnings were highest. Earnings include salary, overtime, bonuses and commission. Credited Service is based on the number of plan years (January 1 through December 31) commencing January 1, 1994 during which a participant completes at least 1,000 hours of service.

     As of March 31, 1998, the years of credited service under the Retirement Plan for Messrs. Timbers, Rifakes, Shelton and Miller were 4.3, 4.3, 4.3 and 2.3, respectively, and 4.8 under FERS for Mr. Moore.

SUPPLEMENTAL EMPLOYEE RETIREMENT PLAN

     The Company maintains a supplemental retirement plan (the "SERP") in which Mr. Timbers currently participates. Under the SERP, the participant is entitled to receive a total retirement benefit of 60% of final average salary, commencing at age 62. The value of the benefits from the SERP is offset by the benefits from the Retirement Plan and social security benefits.

EMPLOYMENT AND SEVERANCE AGREEMENTS

     The Company is not a party to any employment or severance agreements.

                              SELLING STOCKHOLDER

     The U.S. Government currently owns all of the issued and outstanding shares of Common Stock of the Company. No shares of Common Stock of the Company are held by any directors, officers or employees of the Company. All of the shares of the Company owned by the U.S. Government are being sold in the Offering. See "Description of Capital Stock -- General."

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     In connection with the Offering, USEC, the federally-chartered corporation, will be merged with (and thereby become) a Delaware-chartered corporation immediately prior to the closing of the Offering. Under the Privatization Act, such Merger would be effected in accordance with, and have the effects of a merger under, the laws of the jurisdiction of incorporation of the surviving corporation (i.e. Delaware) and all rights and benefits provided under the Privatization Act to USEC would thereupon apply to the surviving corporation. Immediately thereafter, the Delaware-chartered USEC will merge with a wholly-owned subsidiary of USEC Inc., such that USEC Inc. will become the parent holding company of USEC. In the Merger, the outstanding shares of USEC currently owned by the U.S. Government will automatically be converted into 100,000,000 Shares of USEC (Delaware), which Shares will then be converted into Shares of USEC Inc. The Shares being offered in the Offering are the Shares of Common Stock of USEC Inc., the holding company. The Charter of USEC Inc. provides for authorized capital of 275,000,000 shares of capital stock, 250,000,000 of which shares are Common Stock, par value $0.10 per share and 25,000,000 of which shares are preferred stock, par value $1.00 per share. After completion of the Offering, a total of 100,000,000 Shares are expected to be issued and outstanding (110,000,000 Shares if the U.S. Underwriters' over-allotment option is exercised in full), and no shares of preferred stock will be issued and outstanding.

     Under the Privatization Act, immediately following the consummation of this Offering, no person, directly or indirectly, may acquire beneficial ownership of securities representing more than ten percent (10%) of the total votes of all outstanding voting securities of the Company for a period of three years. This restriction does not apply to any employee stock ownership plan of the Company, members of the underwriting syndicate purchasing Shares in stabilization transactions, or in the case of Shares beneficially held for others, to commercial banks, broker-dealers, or clearing agencies. In addition, the Privatization Act prohibits directors, officers, and employees of the Company from acquiring any securities, or any right to acquire any securities, of the Company on terms more favorable than those offered to the general public (i) in the Offering, (ii) pursuant to any agreement, arrangement or understanding entered into before the Privatization, or (iii) before the election of directors of the Company.

COMMON STOCK

     Subject to the rights of holders of any preferred stock then outstanding, holders of Common Stock are entitled to receive such dividends out of assets legally available therefor as may from time to time be declared by the Board of Directors of the Company. Holders of Common Stock are entitled to one vote per share in the election of directors and on all matters on which the stockholders are entitled to vote. Holders of Common Stock do not have cumulative voting rights. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock would be entitled to share ratably in assets of the Company available for distribution to holders of Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock are subject to and may be adversely affected by, the rights of holders of any shares of any series of preferred stock which the Company may designate and issue in the future.

     Holders of shares of Common Stock are not liable to further calls or assessments by the Company or for any liabilities of the Company.

     BankBoston, N.A. will act as transfer agent and registrar for the Shares.

PREFERRED STOCK

     The Company's Charter authorizes its Board of Directors to provide for the issuance, from time to time, of classes or series of preferred stock, to establish the number of shares to be included in any such classes or series and to fix the designations, voting powers, preferences and rights of the shares of any such classes or series and any qualifications, limitations or restrictions thereof. Because the Board of Directors has the power to establish the preferences and rights of the shares of any such classes or series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights (including voting rights), senior to the rights of holders of Common Stock, which could adversely affect the rights of holders of Common Stock. There are no shares of preferred stock of the Company currently outstanding, and none will be issued at the time USEC is merged with the subsidiary of USEC Inc.

CERTAIN CHARTER AND BY-LAW PROVISIONS

     The Company's Charter permits, but does not require, the Board of Directors, in the exercise of its judgment in determining the best interests of the Company and its stockholders, to consider interests in addition to the long-term and short-term interests of the stockholders, such as the health and safety of the public, the common defense and national security, the adequacy of the enrichment capacity to meet the demands of the domestic electric utility industry, the continuation of the operation of the GDPs, and the public interest in maintaining reliable and economic uranium mining, enrichment and conversion services.

     The By-Laws establish an advance notice procedure for the nomination, other than by or at the direction of the Board, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice must be received by the Company not less than 90 calendar days nor more than 120 days in advance of the date of the annual meeting and must contain certain specified information concerning the persons to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

     Section 203 of the DGCL generally restricts a corporation from entering into certain business combinations with an interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time in the past three years) or its affiliates (as defined), unless (i) either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation prior to the date such person became an interested stockholder, (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it becomes an interested stockholder, or (iii) the business combination is approved by the board of directors and by a vote of two-thirds of the outstanding voting stock not owned by the interested stockholder. Section 203 may render more difficult a change of control of the Company.

FOREIGN OWNERSHIP RESTRICTIONS

     The Charter contains certain restrictions with respect to foreign ownership of the shares of Common Stock, including the Shares offered hereby. A summary of such provisions, which is qualified in its entirety by reference to the full text of such provisions in the Charter, is set forth below.

     General Restrictions. Article 12 of the Charter prohibits the following:
(i) the beneficial ownership of more than ten percent of the outstanding shares of Common Stock by or for the account of a Foreign Person (as defined below);
(ii) the beneficial ownership of any shares of Common Stock by or for the account of a person having a significant commercial relationship with a foreign uranium enrichment provider, or a foreign competitor; (iii) the acquisition of control (direct or indirect) of the Company by a person or group in any transaction or series of transactions in which the arrangements for financing such person's or group's acquisition of the Company involve or will involve receipt of money from one or more foreign persons in an amount in excess of ten percent of the purchase price of the Company's securities purchased by such person or group whether such funds are to be used for temporary or permanent financing; or (iv) any ownership of, or exercise of, rights with respect to shares of Common Stock or other exercise or attempt to exercise control of the Company that the Board of Directors determines is inconsistent with or in violation of the regulations, rules or restrictions of a governmental entity or agency which exercises regulatory power over the Company, its business, operations or assets or could jeopardize the continued operations of the Company's facilities. The restrictions described in the foregoing sentence are referred to as the "Foreign Ownership Restrictions." "Foreign Person" is defined as: (i) an individual who is not a citizen of the United States; (ii) a partnership in which any general partner is a foreign person or the partner or partners having a majority interest in partnership profits are foreign persons;
(iii) a foreign government or representative thereof; (iv) a corporation, partnership, trust, company, association or other entity organized or incorporated under the laws of a jurisdiction outside of the United States; or
(v) a corporation, partnership, trust, company, association or other entity that is controlled directly or indirectly by any one or more of the foregoing.

     Information Request. If the Company has reason to believe that the ownership or proposed ownership of, or exercise of rights with respect to, securities of the Company by any person, including record holders, beneficial owners and any person presenting securities of the Company for transfer into its name may be inconsistent with, or in violation of the Foreign Ownership Restrictions, the Company may request of such person, and such person shall furnish promptly to the Company such information as the Company shall reasonably request to determine compliance with the Foreign Ownership Restrictions. Further, the Company may request any person that has filed a Schedule 13D or a
Schedule 14D-1 with the Securities and Exchange Commission with respect to the Company's securities to provide to the Company such information as the Board of Directors may require to confirm that such person's plans or proposals as disclosed in such filing will not result in a violation of the Foreign Ownership Restrictions.

     Suspension of Voting Rights; Refusal to Transfer. If any person, including a proposed transferee, from whom information is requested should fail to respond to the Company or if the Company shall conclude that the ownership of, or the exercise of any rights of ownership with respect to, securities of the Company by any person could result in any inconsistency with, or violation of, the Foreign Ownership Restrictions, the Company may (i) refuse to permit the transfer of securities of the Company to such proposed transferee; and/or (ii) suspend or limit voting rights associated with stock ownership by such person, or proposed transferee, if the Board of Directors in good faith believes that the exercise of such voting rights would result in any inconsistency with, or violation of, the Foreign Ownership Restrictions.

     Redemption/Exchange. In addition, any shares of Common Stock held or beneficially owned by a Foreign Person shall be subject to redemption or exchange by the Company by action of the Board of Directors, pursuant to Section 151 of the DGCL, or any other applicable provision of law, to the extent necessary in the judgment of the Board of Directors to comply with the Foreign Ownership Restrictions. The terms and conditions of such redemption shall be as follows: (i) the redemption price of the shares of Common Stock to be redeemed shall be equal to the fair market value of the shares of Common Stock to be redeemed, as determined by the Board of Directors in good faith unless the Board determines that the holder of such shares of Common Stock knew or should have known its ownership or beneficial ownership would constitute a violation of the Foreign Ownership Restrictions, in which case the redemption price shall be equal to the lower of (x) the fair market value of the shares of Common Stock to be redeemed and (y) such foreign person's purchase price for such shares of Common Stock; (ii) the redemption price of such shares of Common Stock may be paid in cash, securities or any combination thereof and the value of any securities constituting all, or any part of, the redemption price shall be determined by the Board; (iii) if less than all the shares of Common Stock held or beneficially owned by foreign persons are to be redeemed, the shares of Common Stock to be redeemed shall be selected in any manner determined by the Board of Directors to be fair and equitable; (iv) at least 30 days' written notice of the redemption date shall be given to the record holders of the shares of Common Stock selected to be redeemed (unless waived in writing by any such holder), provided that the redemption date may be the date on which written notice shall be given to record holders if the cash or redemption securities necessary to effect the redemption shall have been deposited in trust for the benefit of such record holders and subject to immediate withdrawal by them upon surrender of the stock certificates for their shares of Common Stock to be redeemed, duly endorsed in blank or accompanied by duly executed proper instruments of transfer; (v) from and after the redemption date, the shares of Common Stock to be redeemed shall cease to be regarded as outstanding and any and all rights attaching to such shares of Common Stock shall cease and terminate, and the holders thereof thenceforth shall be entitled only to receive the cash or securities payable upon redemption; and (vi) the redemption shall be subject to such other terms and conditions as the Board of Directors shall determine.

     Additional Provisions. The Company may note on the certificates of its securities that the shares of Common Stock represented by such certificates are subject to the Foreign Ownership Restrictions. Where the same shares of Common Stock are held or beneficially owned by one or more persons, and any one of such persons is a Foreign Person, then such shares of Common Stock shall be deemed to be held or beneficially owned by a Foreign Person. The Company is authorized to take any other action it may deem necessary or appropriate to ensure compliance with the Foreign Ownership Restrictions including, without limitation, suspending or limiting any and all rights of stock ownership which may violate or be inconsistent with the Foreign Ownership Restrictions. Further, the Company may exercise any and all appropriate remedies, at law or in equity in any court of competent jurisdiction, against any holder of its securities or rights with respect thereto or any proposed transferee, with a view towards obtaining information or preventing or curing any situation which would cause any inconsistency with, or violation of, the Foreign Ownership Restrictions. The Board of Directors has the exclusive right to interpret all issues relating to the Foreign Ownership Restrictions and the determinations of the Board are final and binding. The Board may, at any time and from time to time, adopt such other or additional reasonable procedures as the Board may deem desirable or necessary to comply with the Foreign Ownership Restrictions. Any amendment to the Foreign Ownership Restrictions requires the affirmative vote of the majority of the members of the Board then in office as well as the affirmative vote of two-thirds of the outstanding voting stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, 100,000,000 Shares of Common Stock are expected to be outstanding (110,000,000 Shares if the U.S. Underwriters' over-allotment option is exercised in full). All of these Shares sold in the Offering will be freely tradeable without restriction under the Securities Act.

     Prior to the Offering, there has been no market for the Common Stock. The Company cannot predict the effect, if any, that future sales of shares of Common Stock, or the availability of shares of Common Stock for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                            TO NON-U.S. STOCKHOLDERS

     The following is a general discussion of certain United States federal income and estate tax consequences of the acquisition, ownership and disposition of shares of Common Stock by Non-U.S. Holders (as hereinafter defined) and does not apply to U.S. holders. For purposes of this discussion, a "Non-U.S. Holder" is any holder other than (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust.

     This discussion does not address all aspects of United States federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local, or foreign jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and administrative and judicial interpretations as of the date hereof, all of which are subject to change (possibly with retroactive effect), and is for general information only.

     EACH PROSPECTIVE NON-U.S. HOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISER WITH RESPECT TO THE UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF SHARES OF COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, OR OTHER TAXING JURISDICTION.

DIVIDENDS

     In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or a lower rate prescribed by an applicable tax treaty) unless the Non-U.S. Holder files certain forms with the payor of the dividends and the dividends are either (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, or (ii) if a tax treaty applies, attributable to a United States permanent establishment maintained by the Non-U.S. Holder. Dividends effectively connected with such trade or business or attributable to such permanent establishment generally will be subject to United States federal income tax in the same manner as if the Non-U.S. Holder were a U.S. resident with respect to such effectively connected income. A Non-U.S. Holder that is a corporation and that receives effectively connected dividends may also be subject to an additional "branch profits tax," which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments. To determine the applicability under an income tax treaty of lower withholding tax rates on dividends paid to Non-U.S. Holders, current U.S. Treasury regulations ("Current Regulations") presume that dividends paid to an address in a foreign country are paid to a resident of that country, absent knowledge to the contrary. However, recently issued U.S. Treasury regulations, which the Internal Revenue Service recently announced generally will become effective for payments made after December 31, 1999 ("Final Regulations"), condition reduced income tax treaty withholding tax rates on a Non-U.S. Holder (or, in the case of a Non-U.S. Holder that is a fiscally transparent entity, the owner or owners of such entity) providing certain documentation certifying that such Non-U.S. Holder (or such owner or owners) is a foreign person. Non-U.S. Holders should consult any applicable income tax treaties, which may provide for a lower rate of withholding or other rules different from those described above.

GAIN ON SALE OR OTHER DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to United States federal income or withholding tax on any gain recognized on a sale or other disposition of a share of Common Stock unless (i) the Company is or has been a "U.S. real property holding corporation," as defined in section 897(c)(2) of the Code, for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) at any time during the shorter of the five-year period preceding the disposition or such Non-U.S. Holder's holding period and the Non-U.S. Holder disposing of the share owned, directly or constructively, more than five percent (5%) of the Common Stock; (ii) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder or, if a tax treaty applies, attributable to a permanent establishment maintained within the United States by the Non-U.S. Holder; (iii) in the case of a Non-U.S. Holder who is an individual, holds the share as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, and certain other tests are met; or
(iv) the Non-U.S. Holder is subject to tax pursuant to United States federal income tax provisions applicable to certain United States expatriates.

ESTATE TAX

     An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the Common Stock will be required to include the value thereof in his or her gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING REQUIREMENTS

     The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder, regardless of whether withholding tax was reduced by an applicable income tax treaty. Copies of these information returns may also be made available under the provisions of a specific income tax treaty or agreement to the tax authorities in the country in which the Non-U.S. Holder resides.

     Under the Current Regulations, United States backup withholding tax (which generally is imposed at the rate of 31% on certain payments to persons who fail to furnish certain information to the payor) generally will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States. Dividends paid to a Non-U.S. Holder at an address within the United States may be subject to backup withholding if the Non-U.S. Holder fails to establish that he or she is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payor.

     Under the Current Regulations, the payment of the proceeds of the disposition of Common Stock by a Non-U.S. Holder to or through the United States office of a broker will be subject to information reporting and backup withholding at a rate of 31% unless the owner certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-U.S. Holder of Common Stock to or through a Non-U.S. office of a broker will generally not be subject to backup withholding and information reporting. However, in the case of proceeds from the disposition of Common Stock paid to or through a Non-U.S. office of a broker that is a United States person, a United States "controlled foreign corporation" for United States federal income tax purposes, or any other person 50% or more of whose gross income from all sources for a certain three-year period was effectively connected with a United States trade or business, information reporting (but not backup withholding) should generally apply unless the broker has documentary evidence in its files of the owner's status as a Non-U.S. Holder, or the Non-U.S. Holder otherwise establishes an exemption.

     Under the Final Regulations, which the Internal Revenue Service recently announced generally will become effective for payments made after December 31, 1999, the payment of dividends or the payment of proceeds from the disposition of Common Stock to a Non-U.S. Holder will be subject to information reporting and backup withholding unless such recipient provides certain documentation as to its status as a Non-U.S. Holder or otherwise establishes an exemption.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded (or credited against the Non-U.S. Holder's United States federal income tax liability, if any), provided that the required information is furnished to the Internal Revenue Service.

                                  UNDERWRITERS

     Under the terms and subject to the conditions in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below, for whom Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, M. R. Beal & Company, Janney Montgomery Scott Inc., Lehman Brothers Inc., Prudential Securities Incorporated and Smith Barney Inc. are acting as U.S. Representatives, and the International Underwriters named below, for whom Morgan Stanley & Co. International Limited, Merrill Lynch International, M. R. Beal & Company, Janney Montgomery Scott Inc., Lehman Brothers International (Europe), Prudential-Bache Securities (U.K.) Inc. and Smith Barney Inc. are acting as International Representatives, have severally agreed to purchase, and the U.S. Government has agreed to sell to them, severally, the respective number of Shares set forth opposite the names of such Underwriters below:

                                                               NUMBER OF
                            NAME                                SHARES
                            ----                              -----------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated.........................    9,177,893
  Merrill Lynch, Pierce, Fenner & Smith
                Incorporated................................    9,177,892
  M.R. Beal & Company.......................................    4,588,843
  Janney Montgomery Scott Inc...............................    4,588,843
  Lehman Brothers Inc.......................................    4,588,843
  Prudential Securities Incorporated........................    4,588,843
  Smith Barney Inc..........................................    4,588,843
  Advest, Inc. .............................................      800,000
  Robert W. Baird & Co. Incorporated........................      800,000
  Bear, Stearns & Co. Inc. .................................    1,650,000
  William Blair & Company, L.L.C. ..........................      800,000
  Blaylock & Partners, L.P. ................................    1,650,000
  J.C. Bradford & Co. ......................................      800,000
  BT Alex. Brown Incorporated...............................    1,650,000
  Chatsworth Securities LLC.................................      225,000
  CIBC Oppenheimer Corp. ...................................    1,650,000
  Credit Suisse First Boston Corporation....................    1,650,000
  Doft & Co., Inc. .........................................      225,000
  Doley Securities, Inc. ...................................      225,000
  Donaldson, Lufkin & Jenrette Securities Corporation.......    1,650,000
  A.G. Edwards & Sons, Inc. ................................    1,650,000
  EVEREN Securities, Inc. ..................................      800,000
  Ferris, Baker Watts, Incorporated.........................      225,000
  Fifth Third/The Ohio Company..............................      800,000
  First of Michigan Corporation.............................      800,000
  Friedman, Billings, Ramsey & Co., Inc. ...................      800,000
  Goldman, Sachs & Co. .....................................    1,650,000
  Guzman & Company..........................................      800,000
  Hambrecht & Quist LLC.....................................    1,650,000
  J.J.B. Hilliard, W.L. Lyons, Inc. ........................      225,000
  ING Baring Furman Selz LLC................................    1,650,000
  Interstate/Johnson Lane Corporation.......................      800,000
  Edward D. Jones & Co., L.P. ..............................      800,000
  Legg Mason Wood Walker, Incorporated......................      800,000
  McDonald & Company Securities, Inc. ......................      800,000
  Morgan Keegan & Company, Inc. ............................      800,000
  NationsBanc Montgomery Securities, Inc. ..................    1,650,000
  Needham & Company, Inc. ..................................      800,000

                                                               NUMBER OF
                            NAME                                SHARES
                            ----                              -----------
  Nesbitt Burns Securities Inc. ............................      800,000
  Ormes Capital Markets, Inc. ..............................      225,000
  PaineWebber Incorporated..................................    1,650,000
  Parker/Hunter Incorporated................................      225,000
  Pryor, McClendon, Counts & Co., Inc. .....................      800,000
  Raymond James & Associates, Inc. .........................      800,000
  The Robinson-Humphrey Company, LLC........................      800,000
  Samuel A. Ramirez & Co. Inc. .............................      225,000
  Schroder & Co. Inc. ......................................    1,650,000
  Scott & Stringfellow, Inc. ...............................      800,000
  SG Cowen Securities Corporation...........................    1,650,000
  Muriel Siebert & Co., Inc. ...............................    1,650,000
  Stephens Inc. ............................................      800,000
  Sturdivant & Co. Inc. ....................................      225,000
  Sutro & Co. Incorporated..................................      800,000
  Utendahl Capital Partners, L.P. ..........................    1,650,000
  Wasserstein Perella Securities, Inc. .....................    1,650,000
  Wheat First Securities, Inc. .............................      800,000
  The Williams Capital Group, L.P. .........................      225,000
                                                              -----------
          Subtotal..........................................   90,000,000
                                                              -----------
International Underwriters:
  Morgan Stanley & Co. International Limited................    2,250,000
  Merrill Lynch International...............................    2,250,000
  M.R. Beal & Company.......................................    1,100,000
  Janney Montgomery Scott Inc. .............................    1,100,000
  Lehman Brothers International (Europe)....................    1,100,000
  Prudential-Bache Securities (U.K.) Inc. ..................    1,100,000
  Smith Barney Inc. ........................................    1,100,000
                                                              -----------
          Subtotal..........................................   10,000,000
                                                              -----------
          Total.............................................  100,000,000
                                                              ===========

     The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. For purposes of the information set forth under this section, the term "Shares" refers to shares of common stock of United States Enrichment Corporation, a Delaware corporation, prior to the consummation of the Holding Company Merger, and shares of common stock of USEC Inc. immediately following consummation of the Holding Company Merger. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Shares offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the Shares offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such Shares are taken.

     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions, (a) it is not purchasing any Shares (as defined below) for the account of anyone other than a United States Person (as defined below) and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or to anyone other than a United States Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions, (a) it is not purchasing any Shares for the account of any United States Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares within the United States or to any United States Person. With respect to any

Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter, and
(ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters. As used herein, "United States Person" means any national or resident of the United States, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or of any political subdivision thereof (other than a branch located outside the United States of any United States Person), and includes any United States branch of a person who is otherwise not a United States Person.

     Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares so sold shall be the Price to Public set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each International Underwriter has further agreed to send to any dealer who purchases from it any Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing the same statement as is contained in this sentence.

     Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that (a) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, or is a person to whom the document may otherwise lawfully be issued or passed on.

     Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has further represented and agreed that it has not offered or sold, and agrees not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer whom it sells any of such Shares a notice containing substantially the same statement as contained in this sentence.

     The Underwriters initially propose to offer part of the Shares directly to the public at the Price to Public set forth on the cover page hereof and part to certain dealers at a price which represents a concession not in excess of $0.25 a share under the public offering price. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of $0.10 a share to other Underwriters or to certain other dealers. After the initial Offering of the Shares, the offering price and other selling terms may from time to time be varied by the Representatives.

     The Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 10,000,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the Offering of the Shares offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number of Shares set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the U.S. Underwriters hereby.

     The Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 180 days after the date of this Prospectus, with certain limited exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. This prohibition does not apply to shares of Common Stock issued or options to purchase Common Stock granted pursuant to employee or director benefit plans of the Company if such plans are adopted by the Company after the Privatization, provided that the total number of shares of Common Stock issued or issuable pursuant to options granted does not exceed 3% of the total number of shares of Common Stock outstanding immediately following the Offering, that the shares or options are issued at fair market value, and that the executive officers or directors receiving any such shares or options shall have agreed in writing to such lock-up provisions.

     The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of Shares of Common Stock offered by them.

     The Shares have been approved for listing on the New York Stock Exchange under the symbol "USU," subject to official notice of issuance. In order to meet the requirements for listing the Common Stock on the New York Stock Exchange, the Underwriters have undertaken to meet the New York Stock Exchange's minimum distribution, issuance and aggregate market value requirements.

     In order to facilitate the Offering of the Shares, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Shares. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Shares for their own account. In addition, to stabilize the price of the Shares, the Underwriters may bid for, and purchase, Shares in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Shares in the Offering, if the syndicate repurchases previously distributed Shares in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Shares above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company and the Underwriters have agreed to indemnify each other and certain other related parties against certain liabilities, including liabilities under the Securities Act. The U.S. Government will not provide any indemnification to the Underwriters and the U.S. Government will have no liability under the Securities Act. The Underwriters have agreed to reimburse the U.S. Government for a portion of its expenses in connection with the Offering. See "USEC Formation and Privatization -- Certain Restrictions in Connection with the Privatization."

PRICING OF OFFERING

     Prior to this Offering, there has been no public market for the Common Stock of USEC Inc. The offering price was determined by negotiation among the Company, USEC Inc., the U.S. Government and the U.S. Representatives. Among the factors considered in determining the offering price were the Company's record of operations, the Company's current financial conditions and future prospects, the experience of its management, the economics of the industry in general, the impact on the value of the Shares of the restrictions on operations and ownership in the Privatization Act, the general condition of the equity securities market and the market prices of similar securities of companies considered comparable to the Company.

                                 LEGAL MATTERS

     The validity of the Shares offered hereby will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, Washington, D.C., special counsel for the Company, and for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     The financial statements of the Company as of June 30, 1996 and 1997 and for each of the three years in the period ended June 30, 1997, included in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (of which this Prospectus is a part and which term shall encompass any amendments thereto) on Form S-1 under the Securities Act with respect to the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; at its Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at its New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained upon written request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a site on the World Wide Web at http:\\www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. For further information pertaining to the Company and the Shares offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as part thereof.

     Upon completion of the Offering, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information can be inspected and copied at the addresses set forth above.

     Statements contained in this Prospectus as to the contents of any agreement, contract or other document are not necessarily complete, and in each instance reference is made to the copy of such agreement, contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                      UNITED STATES ENRICHMENT CORPORATION
                             ---------------------

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................   F-2

Balance Sheets at June 30, 1996 and 1997 and at March 31,
  1998 (unaudited)..........................................   F-3

Statements of Income for the Years Ended June 30, 1995, 1996
  and 1997 and the Nine Months Ended March 31, 1997 and 1998
  (unaudited)...............................................   F-4

Statements of Cash Flows for the Years Ended June 30, 1995,
  1996 and 1997 and the Nine Months Ended March 31, 1997 and
  1998 (unaudited)..........................................   F-5

Notes to Financial Statements..........................F-6 to F-18

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of United States Enrichment Corporation:

     We have audited the accompanying balance sheets of United States Enrichment Corporation, a wholly owned U.S. Government corporation, as of June 30, 1996 and 1997, and the related statements of income and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United States Enrichment Corporation as of June 30, 1996 and 1997, and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 1997, in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP

Washington, D.C.,
May 18, 1998
(except with respect to Note 16
for which the date is June 29, 1998.)

                      UNITED STATES ENRICHMENT CORPORATION
                                 BALANCE SHEETS
                       (MILLIONS, EXCEPT PER SHARE DATA)

                                                              JUNE 30,   JUNE 30,    MARCH 31,
                                                                1996       1997        1998
                                                              --------   --------   -----------
                                                                                    (UNAUDITED)
ASSETS
Current Assets
  Cash held at U.S. Treasury................................  $1,125.0   $1,261.0     $1,259.6
  Accounts receivable -- customers..........................     346.9      249.3        222.5
  Receivables from Department of Energy.....................     140.0      134.4        134.5
  Inventories:
     Separative Work Units..................................     586.8      573.8        656.2
     Uranium................................................     150.3      131.5        164.8
     Uranium provided by customers..........................     582.6      726.2        321.4
     Materials and supplies.................................      15.7       12.4         25.8
                                                              --------   --------     --------
          Total Inventories.................................   1,335.4    1,443.9      1,168.2
  Payments for future deliveries under Russian HEU
     Contract...............................................      78.1       79.6         98.0
  Other.....................................................      30.5       23.3         30.9
                                                              --------   --------     --------
          Total Current Assets..............................   3,055.9    3,191.5      2,913.7
Property, Plant and Equipment, Net..........................     100.4      111.5        120.7
Other Assets
  Uranium inventories.......................................     199.7      103.6        103.6
  Payment for future deliveries under Russian HEU
     Contract...............................................        --       50.0           --
                                                              --------   --------     --------
Total Assets................................................  $3,356.0   $3,456.6     $3,138.0
                                                              ========   ========     ========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
  Accounts payable and accrued liabilities..................  $  188.1   $  159.7     $  128.8
  Payables to Department of Energy..........................      17.5       17.4         15.1
  Uranium owed to customers.................................     582.6      726.2        321.4
  Payable to Russian Federation for purchases...............      18.8       10.2         61.7
                                                              --------   --------     --------
          Total Current Liabilities.........................     807.0      913.5        527.0
Other Liabilities
  Advances from customers...................................      55.0       34.9         34.0
  Depleted UF(6) disposition costs..........................     303.0      336.4        384.6
  Other liabilities.........................................      69.4       80.5         93.2
                                                              --------   --------     --------
          Total Other Liabilities...........................     427.4      451.8        511.8
Commitments and Contingencies (Notes 5, 8 and 9)
Stockholder's Equity
  Preferred stock, par value $1.00 per share, 25,000,000
     shares authorized, none issued.........................        --         --           --
  Common stock, par value $.10 per share, 250,000,000 shares authorized, 100,000,000 shares issued and
     outstanding............................................      10.0       10.0         10.0
  Excess of capital over par value..........................   1,214.6    1,054.2      1,040.1
  Retained earnings.........................................     897.0    1,027.1      1,049.1
                                                              --------   --------     --------
          Total Stockholder's Equity........................   2,121.6    2,091.3      2,099.2
                                                              --------   --------     --------
Total Liabilities and Stockholder's Equity..................  $3,356.0   $3,456.6     $3,138.0
                                                              ========   ========     ========

                       See notes to financial statements.

                      UNITED STATES ENRICHMENT CORPORATION
                              STATEMENTS OF INCOME
                       (MILLIONS, EXCEPT PER SHARE DATA)

                                                                             NINE MONTHS ENDED
                                             YEARS ENDED JUNE 30,                MARCH 31,
                                       ---------------------------------   ---------------------
                                         1995        1996        1997        1997        1998
                                       ---------   ---------   ---------   ---------   ---------
                                                                                (UNAUDITED)
Revenue
  Domestic...........................  $ 1,001.9   $   901.6   $   950.8   $   680.9   $   646.0
  Asia...............................      485.5       441.3       487.5       304.0       340.2
  Europe and other...................      123.3        69.9       139.5       139.5        70.5
                                       ---------   ---------   ---------   ---------   ---------
Total revenue........................    1,610.7     1,412.8     1,577.8     1,124.4     1,056.7
Cost of sales........................    1,088.1       973.0     1,162.3       833.4       792.2
                                       ---------   ---------   ---------   ---------   ---------
Gross profit.........................      522.6       439.8       415.5       291.0       264.5
Other operating expenses
  Project development costs..........       49.0       103.6       141.5       107.5       103.0
  Selling, general and
     administrative..................       27.6        36.0        31.8        25.7        24.8
  Other (income) expense, net........       (1.5)       (3.9)       (7.9)       (4.3)       (5.3)
                                       ---------   ---------   ---------   ---------   ---------
Net income...........................  $   447.5   $   304.1   $   250.1   $   162.1   $   142.0
                                       =========   =========   =========   =========   =========

Pro Forma Information (unaudited):
Income before income taxes, as
  reported...........................                          $   250.1               $   142.0
Pro forma adjustment for interest
  expense............................                               35.3                    27.1
                                                               ---------               ---------
Pro forma income before income
  taxes..............................                              214.8                   114.9
Pro forma provision for income
  taxes..............................                               81.6                    43.7
                                                               ---------               ---------
Pro forma net income.................                          $   133.2               $    71.2
                                                               =========               =========
Pro forma net income per
  share -- basic.....................                          $    1.33               $     .71
Average Shares outstanding...........                              100.0                   100.0

                       See notes to financial statements.

                      UNITED STATES ENRICHMENT CORPORATION
                            STATEMENTS OF CASH FLOWS
                                   (MILLIONS)

                                                                              NINE MONTHS ENDED
                                               YEARS ENDED JUNE 30,               MARCH 31,
                                         --------------------------------    --------------------
                                           1995        1996        1997        1997        1998
                                         --------    --------    --------    --------    --------
                                                                                 (UNAUDITED)
Cash Flows from Operating Activities
Net income.............................  $  447.5    $  304.1    $  250.1    $  162.1    $  142.0
Adjustments to reconcile net income to
  net cash provided by operating
  activities:
  Depreciation and amortization........      13.3        13.7        14.6        11.4        11.3
  Portion of AVLIS project development
     costs paid by Department of
     Energy............................        --          --          --          --        45.9
  Depleted UF(6) disposition costs.....     119.4        90.6        72.0        60.0        45.2
  Advances from customers -- increase
     (decrease)........................      16.6        (4.4)      (20.1)      (20.5)        (.9)
  Changes in operating assets and
     liabilities:
  Accounts receivable -- (increase)
     decrease..........................     (47.1)      (84.3)       97.6       223.9        26.8
  Net receivables from Department of
     Energy -- (increase) decrease.....     (36.8)      (68.9)        5.5         2.1        (2.4)
  Inventories -- (increase) decrease...     (26.8)      (49.8)       (3.5)      (53.0)     (129.1)
  Payments for future deliveries under
     Russian HEU Contract..............      (4.6)      (28.5)      (51.5)      (58.2)       31.6
  Accounts payable and accrued
     liabilities -- increase
     (decrease)........................      28.7        (7.2)      (17.3)      (29.2)      (18.2)
  Payable to Russian
     Federation -- increase
     (decrease)........................      46.3       (37.5)        1.4         4.9        51.5
  Other................................     (16.3)       (8.1)        7.3        11.0        (4.6)
                                         --------    --------    --------    --------    --------
Net Cash Provided by Operating
  Activities...........................     540.2       119.7       356.1       314.5       199.1
                                         --------    --------    --------    --------    --------
Cash Flows (Used) in Investing
  Activities
Capital expenditures...................     (27.5)      (15.6)      (25.8)      (15.9)      (20.5)
                                         --------    --------    --------    --------    --------
Cash Flows from Financing Activities
Dividends paid.........................     (55.0)     (120.0)     (120.0)     (120.0)     (120.0)
Payments under Russian HEU Contract for
  purchase of natural uranium
  transferred to Department of
  Energy...............................        --       (86.1)      (74.3)      (74.3)         --
Funds transferred (to) from Department
  of Energy............................      34.3          --          --          --       (60.0)
                                         --------    --------    --------    --------    --------
Net Cash Provided (Used) by Financing
  Activities...........................     (20.7)     (206.1)     (194.3)     (194.3)     (180.0)
                                         --------    --------    --------    --------    --------
Net Increase (Decrease)................     492.0      (102.0)      136.0       104.3        (1.4)
Cash Held at U.S. Treasury at Beginning
  of Period............................     735.0     1,227.0     1,125.0     1,125.0     1,261.0
                                         --------    --------    --------    --------    --------
Cash Held at U.S. Treasury at End of
  Period...............................  $1,227.0    $1,125.0    $1,261.0    $1,229.3    $1,259.6
                                         ========    ========    ========    ========    ========
Supplemental schedule of non-cash
  financing activities
Portion of AVLIS project development
  costs paid by Department of Energy
  and recorded as a contribution to
  capital..............................        --          --          --          --    $   45.9
                                         ========    ========    ========    ========    ========

                       See notes to financial statements.

                      UNITED STATES ENRICHMENT CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

     United States Enrichment Corporation (the Company or USEC) is a global energy company and the world's leading producer and marketer of uranium enrichment services. As a wholly-owned U.S. Government corporation established by the Energy Policy Act of 1992 (Energy Policy Act), all common stock issued and outstanding is held by the U.S. Treasury. USEC began operations July 1, 1993, and was created as an initial step in transferring the U.S. Government's uranium enrichment activities to the private sector. The Company provides uranium enrichment services to electric utilities operating nuclear reactors in 14 countries, including the United States. The Company has been designated by the U.S. Government as the Executive Agent under a government-to-government agreement and as such entered into an agreement with the executive agent for the Russian Federation (the Russian HEU Contract) under which the Company purchases Separative Work Units (SWU) derived from highly enriched uranium (HEU) recovered from dismantled nuclear weapons of the Russian Federation for use in commercial electricity production.

     The Company uses the gaseous diffusion process to enrich uranium, separating and concentrating the lighter uranium isotope U(235) from its slightly heavier counterpart U(238). The process relies on the slight difference in mass between the isotopes for separation. At the leased gaseous diffusion plants (GDPs) located near Portsmouth, Ohio, and in Paducah, Kentucky, the concentration of the isotope U(235) is raised from less than 1% to up to 5%. A substantial portion of the purchased power used by the GDPs is supplied under power contracts between the U.S. Department of Energy (DOE) and Ohio Valley Electric Corporation (OVEC) and Electric Energy, Inc. (EEI). Lockheed Martin Utility Services, Inc. (LMUS), a subsidiary of Lockheed Martin Corporation, operates the GDPs under the Company's direct supervision and management.

     In November 1996, the Nuclear Regulatory Commission (NRC) granted initial certificates of compliance to the Company for operation of the GDPs. Regulatory authority over the operations of the GDPs was transferred from DOE to NRC in March 1997. The initial NRC certification expires December 31, 1998, and subsequent certification will be for periods of up to five years.

     Customers typically deliver uranium to the enrichment facilities to be processed or enriched under enrichment contracts. Customers are billed for SWU used at the enrichment facilities to separate specific quantities of uranium containing .711% of U(235) into two components: enriched uranium having a higher percentage of U(235) and depleted UF(6) having a lower percentage of U(235).

     The Company has exclusive commercial rights to deploy the U.S. Government's interest in the Atomic Vapor Laser Isotope Separation (AVLIS) technology, an advanced laser based enrichment process that is expected to significantly reduce production costs. USEC anticipates deploying an AVLIS plant by 2005.

2. USEC PRIVATIZATION

     The Privatization Act directs the USEC Board of Directors, with the approval of the Secretary of the Treasury, with respect to certain matters, and in consultation with appropriate federal agencies with respect to certain other matters, to determine that the selected privatization transaction satisfies a number of criteria, and if so determined, to transfer the U.S. Government's interest in the Company to the private sector.

     On January 15, 1998, the USEC Board of Directors announced that, as directed by President Clinton, they were initiating the process to sell the Company through a dual-path process of simultaneously pursuing a merger and acquisition transaction with a third party and an initial public offering of common stock. The Privatization Act, among other things, also provides for: the transfer to DOE of the responsibility for the disposal of depleted UF(6) generated by USEC through the date of privatization; the allocation between the Company and the U.S. Government of liabilities and contingencies incurred through the date of privatization; the transfer to USEC from DOE of up to 50 metric tons of HEU and up to 7,000 metric tons of natural uranium from DOE's excess inventories; certain employee benefit protections for workers at the GDPs; certain

                      UNITED STATES ENRICHMENT CORPORATION
limitations on the ability of a person to acquire more than 10% of the Company's voting securities for a three-year period after consummation of privatization; and certain foreign ownership limitations. At March 31, 1998, the transfer of responsibility for disposal of depleted UF(6) to DOE and the transfers of uranium and HEU from DOE had not yet occurred and, accordingly, were not reflected in the Company's financial statements.

     Pursuant to the Privatization Act, in December 1996, the Company transferred to DOE the natural uranium purchased under the Russian HEU Contract in calendar years 1995 and 1996.

     Following privatization, the U.S. Government will continue to exercise oversight of USEC's activities affecting matters of national security and other interests of the U.S. Government, including its role as Executive Agent in connection with the Russian HEU Contract.

     On the Privatization Date, the Company will declare and pay to the U.S. Treasury a dividend in the aggregate amount of (i) the remaining balance of cash held in the Company's account at the U.S. Treasury as of the Privatization Date and (ii) $500.0 million of the $550.0 million in borrowings made at consummation of the Offering. The Company will retain $50.0 million in cash from the $550.0 million in borrowings. The amount of the dividend in excess of the Company's retained earnings will be recorded as a reduction of excess of capital over par value.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH HELD AT U.S. TREASURY

     Cash consists of non-interest bearing funds on deposit with the U.S. Treasury.

INVENTORIES

     Inventories of uranium and SWU are valued at the lower of cost or market. SWU inventory costs are determined using the monthly moving average cost method and are based on production costs at the GDPs and SWU purchase costs, mainly under the Russian HEU Contract. Production costs at the GDPs include purchased electric power, labor and benefits, depleted UF(6) disposition costs, materials, major overhauls, maintenance and repairs, and other costs. Purchased SWU is recorded at acquisition cost plus related shipping costs.

PROPERTY, PLANT AND EQUIPMENT

     Construction work in progress is recorded at acquisition or construction cost. Upon being placed into service, costs are transferred to leasehold improvements or machinery and equipment at which time depreciation commences. Leasehold improvements and machinery and equipment are recorded at acquisition cost and depreciated on a straight line basis over the shorter of their useful lives which range from three to ten years or the GDP lease period which is estimated to extend through 2005. The Company leases the GDPs and process-related machinery and equipment from DOE. At the end of the lease term, ownership and responsibility for decontamination and decommissioning of the Company's property, plant and equipment that the Company leaves at the GDPs transfers to DOE.

                      UNITED STATES ENRICHMENT CORPORATION

     Property, plant and equipment at June 30 consists of the following (in millions):

                                                               1996      1997
                                                              ------    ------
Construction work in progress...............................  $ 12.0    $ 15.6
Leasehold improvements......................................    14.7      17.2
Machinery and equipment.....................................   105.7     125.4
                                                              ------    ------
                                                               132.4     158.2
Accumulated depreciation and amortization...................   (32.0)    (46.7)
                                                              ------    ------
Property, Plant and Equipment, Net..........................  $100.4    $111.5
                                                              ======    ======

MAJOR OVERHAUL COSTS

     Production costs are charged with a pro rata portion of the estimated future costs of scheduled major overhaul projects that are designed to maintain the productive capacity of the facilities. Costs include labor and benefits, materials, contract services and other related costs. Routine maintenance and repair expenses are charged to production costs as incurred.

REVENUE

     Revenue is recognized at the time enriched uranium is shipped under the terms of long-term requirements contracts with domestic and foreign electric utility customers. Under the Company's delivery optimization and other customer oriented programs, the Company advance ships enriched uranium to nuclear fuel fabricators for scheduled or anticipated orders from utility customers. Revenue from sales of SWU under such programs is recognized as title to enriched uranium is transferred to customers. Under certain power-for-SWU barter contracts, the Company exchanges its enrichment services for electric power supplied to the GDPs. Revenue is recognized by the Company at the time enriched uranium is shipped with selling prices for SWU based on the fair market value of electric power received.

     No customer accounted for more than 10% of revenue during the years ended June 30, 1995, 1996 or 1997. Revenue attributed to domestic and international customers follows:

                                                              YEARS ENDED JUNE 30,
                                                              --------------------
                                                              1995    1996    1997
                                                              ----    ----    ----
Domestic....................................................   62%     64%     60%
Asia........................................................   30      31      31
Europe and other............................................    8       5       9
                                                              ---     ---     ---
                                                              100%    100%    100%
                                                              ===     ===     ===

     Under the terms of certain enrichment contracts, customers make partial or full payment in advance of delivery. Advances from customers are reported as liabilities, and, as customers take delivery, advances are recorded as revenue.

ENVIRONMENTAL COSTS

     Environmental costs relating to operations are charged to production costs as incurred. Estimated future environmental costs, including depleted UF(6) disposition and waste disposal, resulting from operations where environmental assessments indicate that storage, treatment or disposal is probable and costs can be reasonably estimated, are accrued and charged to production costs.

                      UNITED STATES ENRICHMENT CORPORATION

PROJECT DEVELOPMENT COSTS

     Project development costs relate principally to the AVLIS project. AVLIS development costs are charged to expense as incurred and include activities relating to the design and testing of process equipment and the design and preparation of the AVLIS demonstration facility. USEC will capitalize AVLIS development costs associated with facilities and equipment designed for commercial production activities.

OTHER INCOME

     Other income consists principally of interest income and is reported net of interest expense of $2.4 million, $2.5 million and $1.6 million for the years ended June 30, 1995, 1996 and 1997, respectively.

INCOME TAXES

     The Company is exempt from federal, state and local income taxes.

ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and costs and expenses during the periods presented such as, but not limited to, accrued costs for the disposition of depleted UF(6) and the operating lease period of the GDPs for accounting purposes. Actual results could differ from those estimates.

RECLASSIFICATIONS

     Certain amounts in the financial statements have been reclassified to conform with the current presentation.

INTERIM FINANCIAL RESULTS (UNAUDITED)

     The financial statements as of March 31, 1998 and 1997, and for the nine months ending March 31, 1998 and 1997 and the notes thereto are unaudited. However, in the opinion of management, all adjustments (consisting only of normal accruals) necessary for a fair presentation of the financial statements have been included.

PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

     Unaudited pro forma information for the year ended June 30, 1997, and the nine months ended March 31, 1998, reflects pro forma adjustments for interest expense on $550.0 million of debt to be incurred simultaneously with consummation of the Offering and a provision for income taxes, at an effective tax rate of 38%, as if the Company had been subject to federal, state and local income taxes.

     The Company will transition to taxable status upon the Privatization. The Energy Policy Act does not specify how the Company would determine the tax bases of its assets and liabilities. However, the Company believes future tax consequences of temporary differences between the carrying amounts for financial reporting purposes and the Company's estimate of the tax bases of its assets and liabilities would result in deferred income tax benefits, primarily due to the accrual of certain liabilities that will be deducted for income tax purposes in future years and temporary differences from the capitalization of inventory costs.

     The Company expects that a deferred income tax benefit will be recorded in connection with its transition to taxable status as a nonrecurring reduction to the provision for income taxes following the offering. The

                      UNITED STATES ENRICHMENT CORPORATION
deferred tax benefit arising from the Company's transition to taxable status is not reflected in pro forma net income for the year ended June 30, 1997, or the nine months ended March 31, 1998.

4. INVENTORIES

     Inventories and related balance sheet accounts follow (in millions):

                                                             JUNE 30,
                                                        -------------------    MARCH 31,
                                                          1996       1997        1998
                                                        --------   --------   -----------
                                                                              (UNAUDITED)
CURRENT ASSETS
  Separative Work Units...............................  $  586.8   $  573.8     $  656.2
  Uranium.............................................     150.3      131.5        164.8
  Uranium provided by customers.......................     582.6      726.2        321.4
  Materials and supplies..............................      15.7       12.4         25.8
                                                        --------   --------     --------
                                                         1,335.4    1,443.9      1,168.2
LONG-TERM ASSETS
  Uranium.............................................     199.7      103.6        103.6
CURRENT LIABILITIES
  Uranium owed to customers...........................    (582.6)    (726.2)      (321.4)
                                                        --------   --------     --------
INVENTORIES, REDUCED BY URANIUM OWED TO CUSTOMERS.....  $  952.5   $  821.3     $  950.4
                                                        ========   ========     ========

     Inventories included in current assets represent amounts required to meet working capital needs, preproduce enriched uranium and balance the natural uranium and electric power requirements of the GDPs, and include $149.2 million, $157.9 million, and $205.0 million at June 30, 1996 and 1997 and March 31, 1998, respectively, for enriched uranium held at fabricators and other locations and scheduled to be used to fill customer orders.

     Uranium inventories reported as long-term assets represent quantities not expected to be used or consumed within one year of the balance sheet date and, at June 30, 1996, included uranium purchased at a cost of $96.1 million under the Russian HEU Contract which, pursuant to the USEC Privatization Act, was transferred to DOE in December 1996.

     Uranium provided by customers for enrichment purposes, for which title passes to the Company, is recorded at estimated fair value with a corresponding liability in the same amount representing uranium owed to customers. In addition to uranium provided by customers for which title passes to the Company in the amounts of $582.6 million, $726.2 million and $321.4 million included on the balance sheet at June 30, 1996 and 1997 and March 31, 1998, respectively, the Company also holds additional uranium provided by customers for enrichment purposes for which title does not pass to the Company (title remains with customers) in the amounts of $42.5 million, $110.5 million, and $711.3 million based on estimated fair value at June 30, 1996 and 1997 and March 31, 1998, respectively.

5. PURCHASE OF SEPARATIVE WORK UNITS UNDER RUSSIAN HEU CONTRACT

     In January 1994, the Company signed the 20-year Russian HEU Contract with Techsnabexport Co., Ltd. (TENEX), the Executive Agent for the Russian Federation, under which the Company purchases SWU derived from up to 500 metric tons of HEU recovered from dismantled Soviet nuclear weapons. HEU is blended down in Russia and delivered to the Company, F.O.B. St. Petersburg, Russia, for sale and use in commercial nuclear reactors.

                      UNITED STATES ENRICHMENT CORPORATION

     From inception of the Russian HEU Contract to March 31, 1998, the Company purchased 6.5 million SWU derived from 35 metric tons of HEU at an aggregate cost of $556.5 million, including related shipping charges, as follows:

                                                      SWU     COST
                                                      ---    ------
                                                       (MILLIONS)
YEARS ENDED JUNE 30,
1995................................................  .3     $ 22.7
1996................................................  1.7     144.1
1997................................................  1.8     157.3
Nine Months Ended March 31, 1998....................  2.7     232.4
                                                      ---    ------
                                                      6.5    $556.5
                                                      ===    ======

     The Company has committed to purchase SWU in the amount of $376.2 million in calendar 1998. In each of calendar years 1999 to 2001, the Company has committed to purchase SWU in the amount of $475.8 million, subject to certain purchase price adjustments for U.S. inflation. As of March 31, 1998, the Company has committed to purchase SWU derived from HEU through 2001 as follows:

                                                          DERIVED FROM
             CALENDAR YEAR                   SWU       METRIC TONS OF HEU     AMOUNT
             -------------                ----------   ------------------   ----------
                                          (MILLIONS)                        (MILLIONS)
Nine Months Ended December 31, 1998.....     4.4               24            $  376.2
1999....................................     5.5               30               475.8
2000....................................     5.5               30               475.8
2001....................................     5.5               30               475.8
                                                                             --------
                                                                             $1,803.6
                                                                             ========

     Orders and assay specifications have been placed for calendar years 1997 and 1998. Over the life of the Russian HEU Contract, the Company expects to purchase 92 million SWU derived from 500 metric tons of HEU. Assuming actual prices in effect at June 30, 1997, were to prevail over the remaining life of the contract, the cost of SWU purchased and expected to be purchased from TENEX would amount to approximately $8 billion.

     As of June 30, 1997, the Company had made payments aggregating $260.0 million to TENEX as credits for future SWU deliveries. As of June 30, 1997, $130.4 million had been applied against purchases of SWU, and the remaining balance of $129.6 million is scheduled to be applied as follows: $29.6 million by December 31, 1997, and $50.0 million in each of calendar years 1998 and 1999.

     Pursuant to the USEC Privatization Act, in December 1996, the Company transferred to DOE the natural uranium component of LEU from HEU purchased under the Russian HEU Contract in calendar years 1996 and 1995. As a result of the transfer, the aggregate purchase cost of $160.4 million as of December 31, 1996, including related shipping charges, was recorded as a return of capital. Beginning in calendar year 1997, the Company is no longer obligated to purchase the natural uranium component.

6. PROJECT DEVELOPMENT COSTS

     AVLIS is a uranium enrichment process which uses lasers to separate uranium isotopes. The AVLIS process was developed under a contract with DOE by the Lawrence Livermore National Laboratory ("LLNL") located in Livermore, California. In July 1994, the Company's Board of Directors authorized management to begin taking steps that can lead to commercialization of the AVLIS technology.

     In April 1995, the Company entered into an agreement with DOE (the "AVLIS Transfer Agreement") providing for, among other things, the transfer to the Company by DOE of its intellectual and physical

                      UNITED STATES ENRICHMENT CORPORATION
property pertaining to the AVLIS technology. Also under the AVLIS Transfer Agreement, DOE conducts AVLIS research, development and demonstration at LLNL as requested by the Company. The Company reimburses DOE for its costs in conducting AVLIS work, and the Company is liable for any incremental increase in DOE's costs of decontamination and decommissioning the AVLIS facilities at LLNL as a result of the work performed for the Company. The AVLIS research and development work is performed primarily by the University of California under DOE's management and operations contract for LLNL. Patents, technology, and other intellectual property that result from this research and development effort will be owned by the Company.

     The Company has entered into joint development agreements with Cameco Corporation ("Cameco") for AVLIS feed conversion services and General Electric Company ("GE") for AVLIS product conversion services, both of which are necessary because AVLIS requires a metallic form of uranium for processing rather than UF(6). Both joint development agreements obligate USEC to reimburse costs and expenses incurred by its partners if USEC elects not to proceed to the deployment phase under certain circumstances. The Company's maximum predeployment liability under both of the agreements is $9.0 million, subject to certain provisions for cost overruns. The contracts also provide that if USEC proceeds with AVLIS deployment but elects to do so without entering into agreements with Cameco and GE, USEC must pay certain royalty payments. In such event, in the case of Cameco, these payments would not exceed $50.0 million in the aggregate. In the case of GE, the payment would include a fixed payment of $5.0 million plus an annual royalty of $1.0 million until certain GE patents related to the product conversion expire.

     Project development costs relating to AVLIS activities amounted to $48.6 million, $102.0 million and $133.7 million for the years ended June 30, 1995, 1996 and 1997, respectively, and were charged to expense as incurred.

     In October 1997, pursuant to the Energy & Water Development Appropriations Act of 1998, the Company paid $60.0 million to DOE who assumed the responsibility to fund certain AVLIS project development activities. For financial accounting and reporting purposes, the payment of $60.0 million is reported as a return of capital to the U.S. Government.

     The Energy Policy Act limits predeployment expenditures by the Company for AVLIS or alternative uranium enrichment technologies to $364.0 million prior to privatization. The Energy & Water Development Appropriations Act of 1998, enacted in October 1997, authorized DOE to spend an additional $60.0 million to conduct AVLIS development activities. The amount of $364.0 million applicable to predeployment spending by the Company under the Energy Policy Act remains in effect. The Company expects its funding available under the Energy Policy Act and DOE's funding available under the 1997 legislation will allow for continuation of AVLIS development activities until July 31, 1998. For financial accounting and reporting purposes, costs incurred by DOE with respect to AVLIS development activities, although not considered predeployment expenditures under the Energy Policy Act, are included and reported as project development costs and charged against income in the Company's financial statements with a corresponding contribution to capital.

     During the year ended June 30, 1997, the Company began to evaluate SILEX, a potential new advanced enrichment technology to separate U(235) from U(238). The Company plans to continue evaluating SILEX technology during fiscal 1999.

7. ENVIRONMENTAL MATTERS

     Environmental compliance costs include the handling, treatment and disposal of hazardous substances and wastes. Pursuant to the Privatization Act, all environmental liabilities associated with the operation of the GDPs prior to July 1, 1993, are the responsibility of DOE, and with certain limited exceptions DOE is responsible for decontamination and decommissioning of the GDPs at the end of their operating lives. Except

                      UNITED STATES ENRICHMENT CORPORATION
for certain liabilities relating to disposal of certain wastes generated after July 1, 1993, all environmental liabilities of the Company through the date of privatization will remain obligations of the U.S. Government.

DEPLETED UF(6)

     Depleted UF(6) is stored in cylinders at the GDPs as a solid. The Company accrues estimated costs for the future disposition of depleted UF(6) quantities generated since July 1, 1993, based upon estimates for transportation, conversion and disposition. The accrued liability amounted to $303.0 million and $336.4 million at June 30, 1996 and 1997, respectively. Pursuant to the USEC Privatization Act, all liabilities arising out of the disposal of depleted UF(6) generated by USEC through the date of privatization are the responsibility of DOE.

OTHER ENVIRONMENTAL MATTERS

     USEC's operations generate hazardous, low-level radioactive and mixed wastes. The storage, treatment, and disposal of wastes are regulated by federal and state laws. The Company utilizes offsite treatment and disposal facilities and stores waste at the GDPs pursuant to permits, orders and agreements with DOE and various state agencies.

     The accrued liability for the treatment and disposal of stored wastes generated by USEC's operations included in other liabilities amounted to $11.9 million and $7.7 million as of June 30, 1996 and 1997, respectively. All liabilities related to the disposal of stored wastes generated prior to July 1, 1993, are the responsibility of DOE.

NUCLEAR INDEMNIFICATION

     Pursuant to the Energy Policy Act and under the terms of the lease agreement with DOE, the Company is indemnified by DOE under the Price-Anderson Act for third-party liability claims arising from nuclear incidents with respect to activities at the GDPs, including transportation of uranium to and from the GDPs.

8. LEGAL PROCEEDINGS

     In 1995, 15 of the Company's customers filed four substantially similar lawsuits in the U.S. Court of Federal Claims challenging the Company's prices under their Utility Services Contracts. Five of the 15 customers thereafter negotiated new contracts with the Company and withdrew from the litigation. In August 1996, the trial court granted the United States' motion for summary judgment dismissing one of the suits; in July 1997, the Court of Appeals for the Federal Circuit affirmed that decision. In December 1997, the trial court granted the United States' motions to dismiss the remaining suits; the plaintiffs did not seek to appeal those decisions.

9. COMMITMENTS AND CONTINGENCIES

POWER COMMITMENTS

     Under the terms of the GDP lease, the Company purchases electric power at amounts equivalent to actual cost incurred under DOE's power contracts with OVEC and EEI which extend through December 2005. The Company has the right to have DOE terminate the power contracts with notice ranging from three

                      UNITED STATES ENRICHMENT CORPORATION
to five years and is obligated to make minimum annual payments for demand charges, whether or not it takes delivery of power, estimated as follows (in millions):

YEARS ENDED JUNE 30,
--------------------
1999................................................  $122.7
2000................................................   119.8
2001................................................   121.3
2002................................................    99.5
2003................................................    42.2
                                                      ------
                                                      $505.5
                                                      ======

     Under the power contracts with DOE, in July 1993 the Company assumed responsibility for DOE's guarantee of OVEC's senior secured notes with a remaining balance of $63.1 million at March 31, 1998, for expenditures related to compliance with the Clean Air Act Amendments of 1990, including facilities for fuel switching and the installation of continuous emission monitors. The minimum demand charges under the OVEC contract include annual debt service of $10.5 million to fully amortize the notes by the scheduled maturity in December 2005.

     Upon termination of the power contracts, the Company is responsible for its pro rata share of costs of future decommissioning and shutdown activities at dedicated coal-fired power generating facilities owned and operated by OVEC and EEI. Estimated costs are accrued over the contract period, and the accrued liability included in other liabilities amounted to $12.1 million and $15.2 million at June 30, 1996 and 1997, respectively.

LEASE COMMITMENTS

     Total costs incurred under the GDP lease and leases for office space and equipment aggregated $12.2 million, $18.7 million, and $23.2 million for the years ended June 30, 1995, 1996 and 1997, respectively, and include costs relating to DOE's regulatory oversight of the GDPs. In March 1997, the NRC assumed regulatory oversight.

     The cost of the GDP lease with DOE is estimated at $3.2 million for the year ending June 30, 1998. The Company has the right to extend the lease indefinitely at its sole option, and the Company may terminate the lease in its entirety or with respect to one of the GDPs at any time upon two years' notice. Upon termination of the lease, the Company is responsible for certain lease turnover activities at the GDPs, including documentation of the condition of the GDPs and termination of facility operations. Lease turnover costs are accrued and charged to production costs over the lease period, which is estimated to extend through 2005, and the accrued liability included in other liabilities amounted to $12.0 million and $17.6 million at June 30, 1996 and 1997, respectively.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

     Financial instruments are reported on the balance sheets and consist of cash, accounts receivable and payable, certain accrued liabilities, and obligations relating to SWU purchased. The carrying amounts of financial instruments and obligations approximate fair value.

     Trade receivables result from sales of SWU to electric utility customers located primarily in the United States, Asia and Europe. Credit risk could result from the possibility of a utility customer failing to perform according to the terms of a long-term requirements contract. Extension of credit is based on an evaluation of each customer's financial condition. The Company regularly monitors credit risk exposure and takes steps to

                      UNITED STATES ENRICHMENT CORPORATION
mitigate the likelihood of such exposure resulting in a loss. Based on experience and outlook, an allowance for bad debts has not been established for customer trade receivables.

11. STOCKHOLDER'S EQUITY

     Changes in stockholder's equity follow (in millions):

                                                               EXCESS OF                    TOTAL
                                                     COMMON   CAPITAL OVER   RETAINED   STOCKHOLDER'S
                                                     STOCK     PAR VALUE     EARNINGS      EQUITY
                                                     ------   ------------   --------   -------------
Balance at July 1, 1994............................  $10.0      $1,214.6        320.4     $1,545.0
Dividend paid to U.S. Treasury.....................     --            --        (55.0)       (55.0)
Net income.........................................     --            --        447.5        447.5
                                                     -----      --------     --------     --------
Balance at June 30, 1995...........................   10.0       1,214.6        712.9      1,937.5
Dividend paid to U.S. Treasury.....................     --            --       (120.0)      (120.0)
Net income.........................................     --            --        304.1        304.1
                                                     -----      --------     --------     --------
Balance at June 30, 1996...........................   10.0       1,214.6        897.0      2,121.6
Dividend paid to U.S. Treasury.....................     --            --       (120.0)      (120.0)
Transfer to DOE of uranium purchased under the
  Russian HEU Contract.............................     --        (160.4)          --       (160.4)
Net income.........................................     --            --        250.1        250.1
                                                     -----      --------     --------     --------
Balance at June 30, 1997...........................   10.0       1,054.2      1,027.1      2,091.3
Dividend paid to U.S. Treasury.....................     --            --       (120.0)      (120.0)
Funds transferred to DOE...........................     --         (60.0)          --        (60.0)
Portion of AVLIS costs paid by DOE.................     --          45.9           --         45.9
Net income.........................................     --            --        142.0        142.0
                                                     -----      --------     --------     --------
Balance at March 31, 1998 (Unaudited)..............  $10.0      $1,040.1     $1,049.1     $2,099.2
                                                     =====      ========     ========     ========

     The Energy Policy Act required that the Company issue capital stock to the U.S. Government, held on its behalf by the Secretary of the Treasury. Since assets and liabilities were transferred between agencies of the U.S. Government (DOE and USEC) pursuant to a Determination Order, they were recorded at DOE's historical cost. On July 1, 1993, 30,000,000 shares of common stock, par value $100 per share, were issued to the U.S. Treasury. In connection with the Privatization of the Company, the par value of the common stock was changed to $.10 per share, and an aggregate of 100,000,000 shares will be issued and outstanding.

     Pursuant to the USEC Privatization Act, in December 1996, the Company transferred to DOE the natural uranium component of LEU from HEU purchased under the Russian HEU Contract in calendar years 1995 and 1996. As a result of the transfer, the purchase cost of $160.4 million, including related shipping charges, was recorded as a return of capital.

12. EMPLOYEE BENEFIT PLANS

     Effective January 1994, a non-contributory defined benefit pension plan was established by the Company to provide retirement benefits to its employees based on salary and years of service. Certain employees who transferred from other government agencies elected to continue participation in the federal retirement programs. Pension costs, including costs for the Company's 401(k) plan, amounted to $1.0 million for each of the years ended June 30, 1995, 1996 and 1997. At June 30, 1997, based on an assumed discount rate of 7.75%, an assumed compensation rate of 5.25% and an assumed rate of return on plan assets of 8%, the actuarial value of projected benefit obligations was $.7 million, none of which was vested, the fair value of plan assets was $.6 million, and the amount of unfunded accrued pension costs included in current liabilities was $.1 million.

                      UNITED STATES ENRICHMENT CORPORATION

13. OPERATIONS AND MAINTENANCE CONTRACT

     Under an operations and maintenance contract with the Company (the "LMUS Contract"), LMUS provides labor, services, and materials and supplies to operate and maintain the GDPs, for which the Company funds LMUS for its actual costs and pays contracted fees. The LMUS Contract expires on October 1, 2000. If LMUS meets certain specified operating and safety criteria and demonstrates cost savings that exceed certain targets, LMUS can earn an annual incentive fee.

     Under the operations and maintenance contract, USEC is responsible for and accrues for its pro rata share of pension and other postretirement health and life insurance costs relating to LMUS employee benefit plans. All costs related to years of service prior to July 1, 1993, are the responsibility of DOE. The Company's responsibility for funding its pro rata share of LMUS pension and other postretirement benefit costs is determined based on actuarial estimates and amounted to $22.1 million, $21.8 million and $20.8 million for the years ended June 30, 1995, 1996 and 1997, respectively.

14. TRANSACTIONS WITH THE DEPARTMENT OF ENERGY

     Services are provided to DOE by the Company for environmental restoration, waste management and other activities based on actual costs incurred at the GDPs. Reimbursements by DOE to the Company for actual costs incurred amounted to $88.0 million, $68.5 million, and $53.4 million for the years ended June 30, 1995, 1996 and 1997, respectively. Amounts receivable from DOE for actual costs incurred for services amounted to $16.7 million and $10.0 million at June 30, 1996 and 1997, respectively.

     Under the GDP lease, DOE paid $29.4 million to the Company during the fiscal year ended June 30, 1997, including the amount of $15.3 million receivable at June 30, 1996, for reimbursement of costs associated with modifications to bring the GDPs into compliance with standards of the Occupational Safety and Health Administration.

     Receivables from DOE in the amount of $88.4 million and $104.8 million at June 30, 1996 and 1997, respectively, relate to costs associated with modifications to bring the GDPs into compliance with NRC certification standards and nuclear safeguard requirements incurred by the Company and reimbursable by DOE. The reimbursement is being satisfied by the transfer from DOE of 13 metric tons of HEU for blending into the GDP production stream, which is scheduled to be completed by July 1998 and transfers, completed in May 1998, of natural uranium and LEU from DOE. Transfers of uranium and LEU from DOE are recorded at DOE's historical cost. As of March 31, 1998, the Company estimates its remaining cash outlays for completion of such upgrades amounts to $54.4 million, the reimbursement for which was completed by the transfers of uranium and LEU in May 1998.

     Receivables from DOE at June 30, 1996 and 1997, include the balance of $19.6 million representing amounts receivable from DOE relating to the Determination Order, dated July 1, 1993, payment of which was satisfied by the transfers of uranium and LEU in May 1998.

                      UNITED STATES ENRICHMENT CORPORATION

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table summarizes the Company's quarterly results of operations (in millions):

                                                 SEPT. 30   DEC. 31   MARCH 31   JUNE 30    TOTAL
                                                 --------   -------   --------   -------   --------
Year Ended June 30, 1997
  Revenue(a)...................................   $422.9    $485.1     $216.4    $453.4    $1,577.8
  Cost of sales................................    307.9     364.2      161.3     328.9     1,162.3
                                                  ------    ------     ------    ------    --------
  Gross profit.................................    115.0     120.9       55.1     124.5       415.5
  Project development costs(b).................     35.7      39.2       32.6      34.0       141.5
  Selling, general and administrative..........      8.6       8.6        8.5       6.1        31.8
  Other (income) expense, net..................     (2.3)      (.9)      (1.1)     (3.6)       (7.9)
                                                  ------    ------     ------    ------    --------
  Net income(c)................................   $ 73.0    $ 74.0     $ 15.1    $ 88.0    $  250.1
Year Ended June 30, 1996
  Revenue(a)...................................   $227.2    $453.4     $311.2    $421.0    $1,412.8
  Costs of sales...............................    139.9     315.4      224.4     293.3       973.0
                                                  ------    ------     ------    ------    --------
  Gross profit.................................     87.3     138.0       86.8     127.7       439.8
  Project development costs(b).................     13.6      22.1       30.2      37.7       103.6
  Selling, general and administrative..........     10.2       8.3        8.7       8.8        36.0
  Other (income) expense, net..................      (.5)     (1.4)       (.8)     (1.2)       (3.9)
                                                  ------    ------     ------    ------    --------
  Net income(c)................................   $ 64.0    $109.0     $ 48.7    $ 82.4    $  304.1

---------------

(a) The Company's revenue and financial performance are substantially influenced by the timing of customer nuclear reactor refuelings that are affected by, among other things, the seasonal nature of electricity demand and production. The timing of customer reactor fuel reloads, which generally occur every 12 to 24 months, tends to be fairly predictable over the long run, but may vary quarter-to-quarter and can affect financial comparisons. Utilities typically schedule the shutdown of their reactors for refueling during low demand periods of spring and fall to reduce costs associated with reactor downtime. The Company estimates that about two-thirds of the nuclear reactors under contract operate on refueling cycles of 18 months or less, and the remaining one-third operate on refueling cycles greater than 18 months.

(b) Project development costs primarily represent planned development and engineering spending for the future commercialization of AVLIS uranium enrichment process.

(c)  The Company is exempt from federal, state and local income taxes.

16. SUBSEQUENT EVENT

INITIAL PUBLIC OFFERING

     On June 29, 1998, the Company's Board of Directors approved the filing of a registration statement with the Securities and Exchange Commission for the sale of the Company's common stock in connection with an initial public offering. All the shares are being offered by the U.S. Government, the selling shareholder, which is selling its entire interest in the Company. The Company will not receive any proceeds from the sale of the Shares, assuming the U.S. Underwriters' over-allotment option is not exercised. If the U.S. Underwriters' over-allotment option is exercised, the Company will be required to use $75.0 million of the proceeds to reduce indebtedness; any remaining balance of proceeds from the exercise of the over-allotment option will be used for general corporate purposes.

     In June 1998, the Company entered into a Memorandum of Agreement with DOE under which the Company made certain commitments relating to planned workforce reductions at the GDPs, and the Company committed to pay $20.0 million to DOE to provide worker transition assistance benefits. As a result

                      UNITED STATES ENRICHMENT CORPORATION
of the workforce reductions, the Memorandum of Agreement with DOE and the Privatization, the Company expects its income for the year ended June 30, 1998, will reflect a special charge of approximately $47.0 million reflecting severance and transition assistance benefits to be paid to GDP workers and costs related to the Privatization.

     In connection with the Privatization of the Company, the par value of the common stock was changed to $.10 per share, and an aggregate of 100,000,000 shares will be issued and outstanding. The financial statements include the effect of this change.

                                    GLOSSARY

Set forth below is a glossary of certain terms used in this Prospectus.

     Assay. The weight percent of U(235).

     AVLIS. Atomic Vapor Laser Isotope Separation. A next-generation enrichment technology that uses finely tuned lasers to enrich metallic uranium vapor.

     Base Price. The standard method of pricing under the Utility Service Contracts, which is subject to a ceiling price cap.

     CIP. Cascade Improvement Program. The program conducted from 1971 until 1983 which incorporated the most recent advances in gaseous diffusion technology at the GDPs and increased the total SWU capacity.

     CUP. Cascade Uprating Program. The program conducted from 1974 to 1983 which increased the power handling capacity of the GDPs and improved the capacity of the cooling towers at the GDPs.

     CERCLA. The Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. 9601 et seq.).

     CIS. The Commonwealth of Independent States.

     Commerce. The United States Department of Commerce.

     Common Stock. The common stock, par value $.10 per share, of USEC Inc.

     Compliance Plan. The plan by which USEC seeks NRC approval and certification of the GDPs pursuant to the Privatization Act.

     Depleted UF(6). Uranium hexafluoride that contains a lower concentration than the natural concentration (0.711%) of the U(235) isotope. Depleted UF(6) is also referred to as "tails."

     DGCL. The Delaware General Corporation Law.

     DOE. The United States Department of Energy.

     EEI. Electric Energy, Inc. A company which supplies electrical power to the Paducah GDP.

     Energy Policy Act. The Energy Policy Act of 1992 (Public Law 102-486).

     Enriched Uranium Product (EUP). Uranium with a concentration of U(235) in excess of 0.711% (i.e., natural uranium plus SWU value).

     Enrichment. The step in the nuclear fuel cycle that increases the concentration of U(235) relative to U(238) in order to make uranium usable as a fuel for nuclear power reactors.

     EPA. The United States Environmental Protection Agency.

     Eurodif. A multinational consortium controlled by the French government that provides uranium enrichment services.

     Executive Agent MOA. The Memorandum of Agreement Between the United States Acting By and Through the United States Department of State, and the United States Department of Energy and the United States Enrichment Corporation, for USEC to Serve as the United States Government's Executive Agent Under the Agreement Between the United States and the Russian Federation Concerning the Disposition of Highly Enriched Uranium Extracted from Nuclear Weapons dated April 18, 1997 and to become effective on the Privatization Date.

     FFCA. A Federal Facility Compliance Agreement between DOE and EPA in which EPA agreed not to sue DOE or any of its contractors for alleged PCB related TSCA violations so long as DOE adhered to certain procedures.

     Gas Centrifuge. A uranium enrichment process which uses rapidly spinning cylinders containing UF(6) to separate the fissionable U(235) isotope from the non-fissionable U(238) isotope.

     Gaseous Diffusion. An uranium enrichment process using uranium hexaflouride, which is heated to a gas and passed repeatedly through porous barrier to separate the U(235) and U(238) isotopes. The gas that diffuses through the barrier becomes increasingly more concentrated (i.e., enriched) in the fissionable U(235), while the remainder becomes less concentrated in U(235) (i.e., depleted).

     GDPs. Two gaseous diffusion plants, located in Kentucky and Ohio, at which USEC enriches uranium.

     GWe. A gigawatt.

     HEU. Highly Enriched Uranium. Uranium enriched to an assay in excess of 20%. For military applications, this enrichment level may exceed 90%.

     International Offering. The offering of Shares outside the United States and to foreign persons.

     Isotope. One or more nuclides of the same element having the same atomic number but a different mass number (i.e., the same number of protons but a different number of neutrons).

     JNFL. Japan Nuclear Fuels Limited.

     Lease Agreement. Lease Agreement dated as of July 1, 1993 between USEC and DOE pursuant to which USEC leases the GDPs from DOE, including any exhibits thereto.

     LLNL. Lawrence Livermore National Laboratory. The lab, operated by the University of California, which researches, develops and demonstrates the AVLIS technology for DOE and USEC.

     LMUS. Lockheed Martin Utility Services, Inc., a subsidiary of Lockheed Martin Corporation that operates the GDPs under contract for USEC.

     LMUS Contract. The operations and maintenance contract with LMUS, effective October 1, 1995, by which LMUS operates and maintains the GDPs under USEC's management and supervision.

     LEU. Low-Enriched Uranium. Uranium enriched to an assay of less than 20%. LEU typically has a 3 to 5% assay when used as fuel for light-water nuclear reactors.

     Light-Water Nuclear Reactor. A type of nuclear reactor that uses ordinary water as the primary coolant and moderator and enriched uranium as fuel.

     M&A. The merger and acquisition market.

     Merger. The merger of USEC, the federally-chartered entity, into and with a Delaware state-chartered entity whereby the state-chartered entity will succeed to all of USEC's business and operations.

     Modified Suspension Agreement. The agreement between the U.S. Commerce Department and the Russian Government which limits Russian exports of uranium and suspended an investigation of Russian uranium-dumping practices.

     MWh. A megawatt hour.

     Natural Uranium. Uranium with the concentration level of the U(235) isotope as found in nature (0.711%). As used in this registration statement, the term refers to unenriched UF(6).

     New Contracts. Uranium enrichment contracts negotiated by USEC with utility customers after the Transition Date.

     Nuclear Fuel Cycle. The multiple steps that convert uranium ore as it is extracted from the earth to nuclear fuel for use in power plants. Uranium enrichment is one step in the nuclear fuel cycle.

     NRC. The United States Nuclear Regulatory Commission. The agency responsible for the regulation of commercial nuclear facilities in the United States.

     O&M. An Operations and Maintenance type contract whereby a contractor operates and maintains the GDPs and USEC manages the GDPs.

     OCAW. The Oil, Chemical and Atomic Workers International Union.

     Operating Income. Gross margin less selling, general and administrative but before project development costs.

     OSHA. The Occupational Safety and Health Administration of the U.S. Department of Labor.

     OVEC. Ohio Valley Electric Corporation. A company that supplies electric power to the Portsmouth GDP.

     PCBs. Polychlorinated biphenyls. A substance which is regulated under the Toxic Substances Control Act.

     Price-Anderson Act. Section 170d of the Atomic Energy Act of 1954 that governs claims for public liability with respect to nuclear incidents and under which the U.S. Government provides liability coverage (up to $8.96 billion) arising from certain nuclear incidents.

     Privatization. The transfer of 100% of USEC's ownership to private investors.

     Privatization Act. The USEC Privatization Act (Chapter 1, Title 3 of Public Law 104-134).

     Privatization Date. The date on which 100% of USEC's ownership is transferred to private investors.

     RCRA. The Resource Conservation and Recovery Act (42 U.S.C. 6901 et seq.).

     Russian HEU Contract. The "Initial Implementing Contract for the Agreement Between the United States and the Russian Federation Concerning the Disposition of Highly Enriched Uranium Extracted from Nuclear Weapons" dated January 14, 1994 among USEC, Executive Agent for the United States Government, Tenex, as Executive Agent of the Russian Federation, and URANSERVIS.

     Securities Act. The Securities Act of 1933, as amended.

     Shares. The 100,000,000 shares of Common Stock of USEC Inc. offered hereby.

     SWU. Separative Work Unit. The standard measure of the effort required to increase the concentration of the fissionable U(235) isotope relative to the U(238) isotope.

     Tails. Uranium hexafluoride that contains a lower concentration than the natural concentration (0.711%) of the U(235) isotope.

     Tenex. Techsnabexport Co. Ltd., Executive Agent for Russian Federation under the Russian HEU Contract, is the Russian governmental agency which provides uranium enrichment services.

     Transition Date. July 1, 1993, the date USEC took over operation of the U.S. Government's uranium enrichment operations.

     TSCA. The Toxic Substances Control Act (15 U.S.C. 2600 et seq.).

     TVA. The Tennessee Valley Authority, which supplies some non-firm electric power to the Paducah GDP.

     U(235). The fissionable isotope found in natural uranium.

     U(238). The non-fissionable isotope found in natural uranium.

     UPGWA. The International Union United Plant Guard Workers of America.

     Uranium. A fairly abundant metallic element. Approximately 993 of every 1,000 uranium atoms are U(238). The remaining seven atoms are U(235) (0.711%), which can be made to split, or fission, and generate heat energy.

     UF(6). Uranium hexafluoride. The chemical form of uranium used for enrichment in the GDPs.

     Urenco. A consortium of the British and Dutch governments and private German corporations which provides uranium enrichment services.

     U.S. Government. The United States Government.

     USEC Legislation. Refers to both the Energy Policy Act and the Privatization Act.

     U.S. Offering. The offering of Shares in the United States.

     U.S. Treasury. The United States Department of the Treasury.

     Utility Services Contracts. The standard requirements-type contracts developed in the early 1980s and used by DOE in the sale of uranium enrichment services.

       Graphic: aerial view of the Gaseous Diffusion Plant in Portsmouth, Ohio

       Text: USEC Gaseous Diffusion Plant Portsmouth, Ohio

       Graphic: aerial view of the Gaseous Diffusion Plant in Paducah, Kentucky

       Text: USEC Gaseous Diffusion Plant Paducah, Kentucky

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